Filed pursuant to Rule 424(b)(3)
SEC File No. 333-129245

PROSPECTUS

1,437,304 Shares

[SIGMATEL LOGO]

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of SigmaTel, Inc. The selling stockholders listed on page 83 may use this prospectus to offer and resell from time to time up to 1,437,304 shares of our common stock for their own accounts. The selling stockholders acquired the shares being offered for resale under this prospectus in connection with our acquisition of Protocom Corporation pursuant to an Agreement and Plan of Reorganization dated July 26, 2005. Registration does not necessarily mean that the selling stockholders will offer or sell their stock.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is listed on the Nasdaq National Market under the symbol “SGTL.” The last reported sale price of our common stock on the Nasdaq National Market on November 18, 2005 was $13.53 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 25, 2005.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The terms “SigmaTel,” “we,” “us,” “our,” and the “Company,” as used in this prospectus, refer to SigmaTel, Inc. and its consolidated subsidiaries.

We have registered the “SigmaTel” name and logo as trademarks in the United States. All other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and the risks of investing in our common stock discussed under “Risk Factors” before making an investment decision.

SigmaTel, Inc.

We are a fabless semiconductor company that designs, develops, and markets proprietary, analog intensive, mixed-signal integrated circuits, or ICs. Our ICs incorporate significant analog circuitry for manipulating real world signals such as sound and light, as well as digital circuitry for processing data represented by a series of ones and zeroes. We sell our mixed-signal ICs for use in a variety of products in the consumer electronics and computing markets, including portable compressed audio players, such as MP3 players; notebook and desktop personal computers, or PCs; digital video cameras; multi- function peripheral devices, or MFPs, which incorporate the functionality of multiple discrete devices, including printers, photo-printers, copiers, scanners, and facsimile machines, into a single device; digital televisions; set-top boxes; and Universal Serial Bus, or USB, storage devices. We provide our customers with solutions encompassing many elements required for electronic systems, which we call system-level solutions. Our solutions incorporate multiple analog and digital circuits, customizable software loaded onto the permanent memory of the IC, known as firmware, customizable software loaded onto a user’s PC, software development tools, reference designs, and applications support. Our focus on providing system-level solutions enables our customers to rapidly introduce and offer electronic products that are small, light-weight, power-efficient, reliable, cost-effective and capable of performing multiple desired functions.

We were incorporated in Delaware in March 2000. In August 2003, we issued shares and became a wholly owned subsidiary of a Texas corporation also named SigmaTel, Inc., which had been incorporated in December 1993. In August 2003, the Texas corporation was merged into us to change the state of incorporation of the SigmaTel business from Texas to Delaware. Our principal executive offices are located at 1601 S. MoPac Expressway, Suite 100, Austin, Texas 78746. Our telephone number is (512) 381-3700. Our website address is www.sigmatel.com. The information contained on our website is not part of this prospectus.

Recent Developments

On October 5, 2005, we acquired certain assets, intellectual property and engineering resources from the Direct Digital Amplification (DDX®) product line of Apogee Technology, Inc. for $9.4 million in cash. We also agreed to make an additional payment of up to $4.5 million in cash pursuant to the terms of an earn-out provision based on the achievement by the DDX® business of certain revenues during the one-year period following the closing.

On September 6, 2005, we acquired Oasis Semiconductor, Inc., a privately held provider of ICs for the multi-function peripheral market, for $57 million in cash. We also agreed to make an additional payment of up to $25 million in cash pursuant to the terms of an earn-out provision based on the achievement by the Oasis business of certain calendar year 2006 revenues.

On August 26, 2005, we completed our acquisition of Protocom Corporation, a privately held provider of ICs to the digital video camera market, for $18.8 million in cash and $28.2 million in the form of 1,437,304 shares of SigmaTel common stock. We are registering for resale pursuant to this prospectus the 1,437,304 shares issued to the Protocom shareholders under the terms of the acquisition agreement.

On July 26, 2005, we acquired certain assets, intellectual property and engineering resources associated with the Rio® portable audio product line from D&M Holdings, Inc. for $10 million in cash.

The Offering

Common stock that may be offered by the selling stockholders	1,437,304 shares

Common stock to be outstanding after this offering	37,373,366 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Nasdaq National Market symbol	“SGTL”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on 37,373,366 shares outstanding on October 14, 2005, and excludes:

•	5,441,678 shares issuable upon exercise of outstanding options issued under our stock option plans with a weighted average exercise price of $19.14 per share as of October 14, 2005;

•	2,758,688 shares authorized for future issuance under our stock plans as of October 14, 2005; and

•	989,300 shares available for issuance under our employee stock purchase plan as of October 14, 2005.

Summary Financial Data

The summary financial data set forth below should be read in conjunction with “Unaudited Pro Forma Financial Information,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to the financial statements included elsewhere in this prospectus. The pro forma financial data combines the consolidated historical statements of operations of SigmaTel, Inc. and the acquired businesses of Protocom Corporation and Oasis Semiconductor, Inc., as if the acquisitions of Protocom and Oasis had been completed at the beginning of the period presented. Our historical results are not necessarily indicative of results for any future period. This pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the acquisitions had been consummated as of the dates indicated, nor is it necessarily indicative of future operating results.

	Historical							Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,					Nine Months Ended September 30, 2005	Year Ended December 31, 2004
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)							(unaudited)
	(in thousands, except share data)
Statement of Operations Data:
Revenues, net	$242,450	$116,220	$194,805	$100,225	$30,917	$24,380	$47,430	$269,384	$242,397
Gross profit	132,975	62,265	105,618	47,734	11,287	692	8,401	145,807	129,575
Research and development	53,187	21,856	32,253	17,867	11,927	13,678	15,201	62,767	44,881
Selling, general and administrative	27,093	10,466	18,098	10,184	4,969	6,572	13,788	36,277	27,714
Amortization of deferred stock-based compensation	801	1,821	2,162	3,907	29	95	189	1,600	3,455
Amortization of intangibles	—	—	—	—	—	—	—	1,128	1,693
Litigation settlements	—	—	—	4,500	—	(3,000)	3,000	—	—
Total operating expenses	81,081	34,143	52,513	36,458	16,936	17,335	31,345	101,772	77,743
Operating income (loss)	51,894	28,482	53,105	11,276	(5,649)	(16,643)	(22,944)	44,035	51,832
Net Income (loss)	31,233	33,070	52,556	9,989	(8,279)	(18,377)	(22,709)	25,391	50,528
Deemed dividends on preferred stock	—	—	—	(8,768)	(316)	(316)	(312)	—	—
Net income/(loss) attributable to common stockholders	31,233	33,070	52,556	1,221	(8,595)	(18,693)	(23,021)	25,391	50,528
Basic net income/(loss) attributable to common stockholders per share	$0.87	$0.95	$1.52	$0.09	$(1.47)	$(3.34)	$(5.21)	$0.69	$1.41

	Historical							Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,					Nine Months Ended September 30, 2005	Year Ended December 31, 2004
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)							(unaudited)
	(in thousands, except share data)
Diluted net income/(loss) attributable to common stockholders per share	$0.83	$0.87	$1.39	$0.04	$(1.47)	$(3.34)	$(5.21)	$0.65	$1.28
Weighted-average number of shares used in basic net income/(loss) attributable to common stockholders per share calculations	35,793,147	34,725,468	34,668,904	13,449,687	5,836,026	5,597,511	4,414,522	36,832,955	35,866,658
Weighted-average number of shares used in diluted net income/(loss) attributable to common stockholders per share calculations	37,690,236	38,013,192	37,871,618	31,086,166	5,836,026	5,597,511	4,414,522	39,204,091	39,602,355

	Historical
	September 30, 2005	December 31, 2004
	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$107,291	$141,697
Total assets	315,210	219,915
Long-term debt	—	7
Total stockholders’ equity	253,126	180,916

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Our limited history of sales of our key products makes it difficult to evaluate our prospects.

Most of our key products have only been sold in significant quantities for a short time. For example, our STMP 3410 portable audio systems on a chip, or SoCs, was introduced in the fourth quarter of 2001 but did not begin shipping in significant quantities until the second quarter of 2002, and production volumes of our STMP 35XX family of portable audio SoC products began shipping in the fourth quarter of 2003. Sales of both the STMP 3410 and the STMP 35XX family of products are highly dependent upon continued acceptance of portable MP3 music players by consumers. Since we cannot accurately monitor sell-through of our ultimate end customers’ MP3 players which contain our portable audio SoCs, it is possible that some of these products may not be selling through. As a result, our customers could experience inventory growth that could cause them to purchase fewer products from us or seek to return products to us in the future. There can be no assurance that our customers have not or will not place orders in excess of their requirements in response to actual or perceived shortages in the supply of our ICs. In such event, it will be more difficult for us to forecast our future revenues and budget our operating expenses, and our operating results would be adversely affected to the extent such excess orders are cancelled or rescheduled. We have limited historical financial data from which to predict our future sales and operating results for our portable audio SoCs and other key products that we have recently introduced. Our limited operating experience with these products, combined with the rapidly evolving nature of the markets in which we sell our products, including decreases in the overall average selling prices of our products, and other factors which are beyond our control, limit our ability to accurately forecast quarterly or annual sales. Because most of our expenses are fixed in the short term or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall in sales. We have recently expanded our staffing and increased our expenditures to support future growth. If our growth does not materialize, our operating results would be adversely impacted.

We do not expect to sustain our recent growth rate.

Due primarily to increased sales of our portable audio SoCs, we have experienced significant revenue growth and have gained significant market share in a relatively short period of time. Specifically, our annual revenues increased from approximately $30.9 million in 2002 to $100.2 million in 2003 and to $194.8 million in 2004. Revenues increased from approximately $116.2 million for the nine months ended September 30, 2004 to $242.5 million for the nine months ended September 30, 2005. However, we do not expect similar revenue growth or market share gains in future periods. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

We have incurred losses in prior periods and may incur losses in the future.

Although we had net income of approximately $31.2 million for the nine months ended September 30, 2005 and $52.6 million and $10.0 million for the years ended December 31, 2004 and 2003, respectively, we incurred net losses of approximately $8.3 million and $18.4 million for the years ended December 31, 2002, and 2001, respectively, and a net loss of approximately $5.2 million for the three months ended September 30, 2005. Despite realizing net income in the nine months ended September 30, 2005 and in the years ended December 31, 2004 and 2003, we may incur losses in the future. We expect our operating expenses to increase as we pursue our strategic objectives. Our results of operations for the nine months ended September 30, 2005 include a non-cash charge of approximately $801,000 related to stock based compensation, and our results of operations for the year ended December 31, 2004 include a non-cash charge of approximately $2.2 million related to stock based compensation. We will continue to incur stock-based compensation in the future as a result of past and potentially future option grants. Further, under the recently issued Financial Accounting Standard Board Statement No. 123R, we will be required to apply certain expense recognition provisions for annual periods beginning after June 15, 2005 to share-based payments to employees using the fair value method, which expense recognition will reduce our profitability and could cause us to again incur net losses on a quarterly or annual basis. Our ability to maintain profitability depends on the rate of growth of our target markets, the continued market acceptance of our customers’ products, the competitive position of our products, and our ability to develop new products. Even though we have achieved profitability, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

Stock-based compensation plans.

We currently have three active stock-based compensation plans, namely the SigmaTel 1995 Stock Option/Stock Issuance Plan, the SigmaTel 2003 Equity Incentive Plan, and the SigmaTel Employee Stock Purchase Plan. We currently account for employee stock awards under our stock-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation No. 44, Emerging Issues Task Force (“EITF”) Issue No. 00-23, and related interpretations. We currently account for equity awards issued to non-employees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services and related interpretations. We currently adhere to the disclosure-only provisions of these applicable accounting principles. In December 2004, the FASB issued a revision to SFAS No. 123 (“SFAS 123R”) that eliminates the alternative to use the disclosure-only provisions of SFAS No. 123, thereby requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. We will be required to recognize the cost of these equity awards granted beginning in the first quarter of 2006. While we are currently reviewing the implementation alternatives allowed under SFAS 123R, we expect the impact of the adoption of SFAS 123R in our first quarter of 2006 to have a material adverse effect on our results of operations in future periods.

We depend on a few key customers for a substantial majority of our sales and the loss of, or a significant reduction in orders from, any of them would likely significantly reduce our revenues.

For the nine months ended September 30, 2005 and 2004, sales to our top five customers accounted for approximately 56.1% and 74.4%, respectively, of our revenues. Our operating results in the foreseeable future will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that use our ICs. Our revenues would likely decline if one or more of these customers were to significantly reduce, delay or cancel their orders for any reason. In addition, any difficulty in collecting outstanding amounts due from our customers, particularly customers who place large orders, would harm our financial performance. Because our sales are made by means of standard purchase orders rather than long term contracts, we cannot assure you that our customers will continue to purchase our products at current levels, or at all.

We rely on a small number of distributors to market and distribute our products, and if we fail to maintain or expand these sales channels, our revenues would likely decline.

Sales to a small number of distributors generate a significant amount of our revenues. Our sales through distributors accounted for 54.9% and 72.0% of our revenues for the nine months ended September 30, 2005 and 2004, respectively. Our sales to G.M.I. Technology, a distributor, accounted for 18.7% and 23.9% of our revenues in the nine months ended September 30, 2005 and 2004, respectively, and our sales to Holystone Enterprise, also a distributor, accounted for less than 10% and 20.0% of our revenues in the nine months ended

September 30, 2005 and 2004, respectively. Despite the decreases as a percentage of total revenues, the dollar amount of our products sold through distributors is significant. If G.M.I. Technology, Holystone Enterprise or our other distributors were to materially reduce their purchases from us, our business, financial condition and results of operations would suffer.

Our business will depend on our ability to maintain and expand our relationships with distributors, develop additional channels for the distribution and sale of our products and effectively manage these relationships. Our distributors decide whether to include our products among those that they sell and may carry and sell product lines that are competitive with ours. Because our distributors are not required to make a specified minimum level of purchases from us, we cannot be sure that they will prioritize selling our products. As we continue to expand our indirect sales capabilities, we will need to manage the potential conflicts that may arise within our indirect sales force. We also rely on our distributors to accurately and timely report to us their sales of our products and to provide certain engineering support services to customers. Our inability to obtain accurate and timely reports and to successfully manage these relationships would adversely affect our business and financial results.

Our business is highly dependent on the consumer electronics market, which is characterized by short product life cycles, fluctuations in demand and seasonality, and subject to risks related to product transitions and supply of other components.

We derive a substantial portion of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly evolving technology, and ever-changing consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’, ability to accurately forecast quarterly and annual sales. If we, or our customers, are unable to manage product transitions, our business and results of operations could be negatively affected. For example, if our customers were to transition from one type of flash memory to another type of flash memory and our product is not compatible with the new type of flash memory, sales of our ICs would be adversely affected if we were unable to update our product in a timely manner. Further, our customers may choose to replace our products with products of our competitors if we fail to implement our new products within given time constraints. In addition, we are subject to the risk of price volatility and supply problems with other components of the end products of our customers. For example, if our customers could not obtain sufficient supplies of flash memory or hard disk drives, key components in many portable compressed audio players, the sales of our products that are also included in such devices would be adversely affected. Certain of our customers have indicated that they have been having difficulty in obtaining flash memory during November 2005 which is a key component of their portable compressed audio players which also incorporate our portable audio SoCs. We believe that these flash memory supply constraints may cause our customers to purchase fewer portable audio SoCs than they might otherwise purchase, thus negatively affecting our business and revenue. Furthermore, continuing technological advancement in consumer electronic devices, which is a significant driver of customer demand, is largely beyond our control.

The expansion of the consumer electronics market, in general, and the demand for MP3 products in particular, may be adversely impacted by the enforcement of limits on file sharing and downloadable music. The major record labels have complained about consumers downloading music off of the Internet without paying fees or royalties to the owners of that music. In particular, the Recording Industry Association of America, a recording industry trade group, has sued numerous individuals who illegally distribute copyrighted songs over the Internet. If the record labels, other music producers, or other parties are successful in limiting the ability of consumers to obtain free music on the Internet, the demand for consumer electronic devices such as MP3 players that use our ICs may decline. Any decline in consumer spending, whether relating to general economic conditions, future terrorist attacks or disease outbreaks, such as bird flu and Severe Acute Respiratory Syndrome, or SARS, could also limit the expansion of the consumer electronics market, thus adversely affecting our business.

Because many of our ICs are designed for use in consumer electronic products, such as portable compressed audio players, PCs, and DVD players, we expect our business to be subject to seasonality, with increased revenue in the third and fourth quarters of each year, when customers place orders to meet year-end holiday demand, and lower revenue in the first and second quarters of each year. However, our recent rapid growth in revenues makes it difficult for us to assess the impact of seasonal factors on our business. In particular, strong sales of our portable audio SoCs resulted in increased revenues during the first quarter of 2005 compared to the fourth quarter of 2004, offsetting seasonal demand factors. If we or our customers are unable to ramp up production of new or existing products to meet any increases in demand due to seasonality or other factors, our revenues from such products would be adversely affected.

China, Taiwan and Singapore, where we have significant sales, could be experiencing a slowing in economic growth, which may reduce our expected revenues if the slowing continues.

A significant portion of our sales to manufacturers of compressed digital audio players occur in China, Taiwan and Singapore, three countries that could be experiencing a slowdown in economic growth. During the nine months ended September 30, 2005, 37.3% of our sales occurred in Hong Kong and China, 40.6% of our sales occurred in Taiwan, and 12.8% of our sales occurred in Singapore. While we cannot precisely determine the percentage of worldwide end user purchases of compressed digital audio players that occur in China, Taiwan and Singapore, some of our customers have indicated that the growth in their sales to end customers in China, Taiwan and Singapore will be slower than originally anticipated due to the overall slowdown in economic growth in those countries. Thus, our ability to increase revenues and grow our profits in the short term could be negatively impacted as a result of a slowdown in economic growth in China, Taiwan and Singapore.

Because of the lengthy sales cycles for our products and the fixed nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenues and may not ultimately achieve our forecasted sales for our products.

Our sales cycles can take up to 18 months to complete and volume production of products that use our ICs can take an additional 3 to 6 months to be achieved, if at all. Sales cycles for our products are lengthy for a number of reasons:

•	our customers usually complete an in-depth technical evaluation of our products before they place a purchase order;

•	the commercial adoption of our products by original equipment manufacturers, or OEMs, and original device manufacturers, or ODMs, is typically limited during the initial release of their product to evaluate product performance and consumer demand;

•	new product introductions often center around key trade shows and failure to deliver a product prior to such an event can seriously delay introduction of a product; and

•	the development and commercial introduction of products incorporating new technology frequently are delayed.

As a result of our lengthy sales cycles, we may incur substantial expenses before we earn associated revenues because a significant portion of our operating expenses is relatively fixed and based on expected revenues. The lengthy sales cycles of our products make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks that customers may cancel or change their orders. Our sales are made by purchase orders. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, backlog is not always a good indicator of our future sales. If customer cancellations or product changes occur, this could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses.

We derive a substantial portion of our revenues from our portable audio SoCs, the selling prices of our products tend to decline over time, and if we are unable to develop successful new products in a timely manner, our operating results and competitive position could be harmed.

Our recent revenue growth has been primarily from sales of our portable audio SoCs, which accounted for 89.3% of our revenues in the year ended December 31, 2004 and 92.5% of our revenues in the nine months ended September 30, 2005. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner or that our products will generate significant revenues. The development of our ICs is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

•	our accurate prediction of the changing requirements of our customers;

•	our timely completion and introduction of new designs;

•	the ability to transition customers from one generation of our products to the next;

•	the availability of third-party manufacturing, assembly, and test capacity;

•	the ability of our foundries to achieve high manufacturing yields for our products;

•	our ability to transition to smaller manufacturing process geometries;

•	the quality, price, performance, power efficiency and size of our products and those of our competitors;

•	our management of our indirect sales channels;

•	our customer service capabilities and responsiveness;

•	the success of our relationships with existing and potential customers; and

•	changes in industry standards.

As is typical in the semiconductor industry, the selling price of a product tends to decline significantly over the life of the product. If we are unable to offset any reductions in the selling prices of our products by introducing new products at higher prices or by reducing our costs, our revenues, gross margins and operating results would be adversely affected.

We rely on third-party contractors to manufacture, assemble and test our products and our failure to successfully manage our relationships with these contractors could damage our relationships with our customers, decrease our sales, and limit our growth.

We rely on third-party contractors to manufacture, assemble, and test our ICs. We currently do not have long-term supply contracts with any of our third-party vendors. None of our third-party vendors are obligated to perform services or supply products to us for any specific period, or in any specific quantities, except as may be provided in a particular purchase order. There are significant risks associated with our reliance on these third-party contractors, including:

•	potential price increases;

•	capacity shortages;

•	their inability to increase production and achieve acceptable yields on a timely basis;

•	reduced control over delivery schedules and product quality;

•	increased exposure to potential misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us;

•	shortages of materials that foundries use to manufacture our products;

•	failure to qualify a selected supplier;

•	labor shortages or labor strikes; and

•	actions taken by our third-party contractors that breach our agreements.

Because future foundry capacity may be limited and because we do not have long-term agreements with our foundries, we may not be able to secure adequate manufacturing capacity to satisfy the demand for our products.

Our products are designed to be foundry-portable. In general, each of our products is primarily manufactured at a single foundry. We provide these foundries with monthly rolling forecasts of our production requirements; however, the ability of each foundry to provide silicon wafers to us is limited by the foundry’s available capacity. Moreover, the price of our wafers will fluctuate based on changes in available industry capacity. We do not have long term supply contracts with any of our foundries. Therefore, our foundry suppliers could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that our foundries will allocate sufficient capacity to satisfy our requirements. If we are not able to obtain foundry capacity, as required, our relationships with our existing customers would be harmed and our sales would likely decline.

If our foundries do not achieve satisfactory yields or quality, our sales could decrease, and our relationships with our customers and our reputation may be harmed.

Minor deviations in the IC manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. For example, a design error by one of our third-party foundries during 2001 caused very low yields for several months, which negatively impacted our business. Our foundries are responsible for yield losses due to their errors, but these yield losses could cause us to delay shipments to our customers. Our parts are qualified with our foundries, at which time a minimum acceptable yield is established. If actual yield is below the minimum, the foundry incurs the cost of the wafers. If actual yield is above the minimum, we incur the cost of the wafers. The manufacturing yields for our new products tend to be lower initially and increase as we achieve full production. Our product pricing is based on the assumption that an increase in manufacturing yields will continue, even with the increasing complexity of our ICs. Shorter product life cycles require us to develop new products faster and to manufacture these products for shorter periods of time. In many cases, these shorter manufacturing periods will not reach the longer, high volume manufacturing periods conducive to higher manufacturing yields and declining costs. As a result, if our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

We often build our products based on forecasts provided by customers before receiving purchase orders for the products and may therefore incur product shortages or excess product inventory.

In order to ensure availability of our products for some of our largest customers, we begin the manufacturing of our products in advance of receiving purchase orders based on forecasts provided by these customers and our distributors. These forecasts, however, do not represent binding purchase commitments and we do not recognize sales for these products until they are shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated sales. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to increased risks of high inventory carrying costs and increased obsolescence and may increase our operating costs. These inventory risks are exacerbated when our customers purchase indirectly through contract manufacturers because this causes us to have less visibility regarding the accumulated levels of inventory for such customers. A resulting write-off of unusable or excess inventories would adversely affect our operating results.

Our third-party foundries, other subcontractors and many of our customers and end customers are located in the Pacific Rim, an area subject to significant earthquake risk and adverse consequences related to the outbreak of bird flu, SARS, other public health concerns and other factors that could negatively impact our third-party foundries or customers.

All of the principal foundries that manufacture our products and all of the principal subcontractors that assemble, package, and test our products are located in South Korea, Singapore, Hong Kong, or Taiwan. Many of our customers are also located in these areas. The risk of an earthquake in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster near these foundries or subcontractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Any disruption resulting from earthquakes, other natural disasters or other events that would disrupt or impair our foundries’ or subcontractors’ production and assembly capacity could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. While we have some foundry capacity in the United States, we may not be able to increase our foundry capacity in the United States, or obtain other alternate foundry capacity on favorable terms, if at all. The 2003 outbreak of SARS curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and shopping within those countries and any future outbreaks of SARS, bird flu, or other public health concerns could have similar consequences. In addition, outbreaks of disease or other disasters could limit consumer demand for our ICs or the products that use our ICs.

Our recent expansion, including recent acquisitions, has placed a significant strain on our management, personnel, systems and resources, and the continued success of our business depends on our ability to successfully manage any future expansion.

Our business has expanded rapidly, and we expect that further expansion will be required to address the potential growth in our customer base. We have expanded our business through acquisitions, opening international locations and through increasing headcount, both domestically and internationally. This expansion has placed, and any future expansion will continue to place, a significant strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our technological capabilities, satisfy customer requirements, execute on our business plan or respond to competitive pressures. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;

•	continue to enhance our customer resource management and manufacturing management systems;

•	expand and upgrade our core technologies; and

•	manage multiple relationships with our distributors, suppliers, and other third parties.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our stock price.

We have in the past and may in the future experience significant period-to-period fluctuations in our revenues and operating results due to a number of factors, including:

•	the timing and volume of purchase orders and cancellations from our customers;

•	the rate of acceptance of our products by our customers;

•	the rate of growth of the market for analog-intensive, mixed-signal ICs;

•	fluctuation and seasonality in demand for our products;

•	technological innovations or new products by our competitors, customers or us;

•	increases in prices charged by our foundries and other third-party subcontractors;

•	decreases in the overall average selling prices of our products;

•	the availability of third-party foundry capacity;

•	the availability of components used in our customers’ products, such as flash memory or hard disk drives, which are key components in many portable compressed audio players;

•	fluctuations in manufacturing yields;

•	the difficulty of forecasting and managing our inventory and production levels;

•	the rate at which new markets emerge for products we are currently developing or our ability to develop new products;

•	our involvement in litigation;

•	cost associated with acquisitions and dilution from the issuance of our stock in connection with acquisitions;

•	natural disasters, particularly earthquakes, or disease outbreaks, such as the recent outbreaks of bird flu and SARS, affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested;

•	changes in our product mix; and

•	the evolution of industry standards.

Any variations in our quarter-to-quarter performance may cause our stock price to fluctuate. It is likely that in some future period our operating results will be below the expectations of public market analysts or investors. If this occurs, our stock price may drop, perhaps significantly. Other factors that could cause our stock to be highly volatile are: announcements of changes to senior management and changes in earnings estimates or investment recommendations by analysts.

The average selling prices of our products could continue to decrease rapidly which may negatively impact our revenues and gross profits.

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices, particularly for portable audio SoCs. We have reduced the average unit price of our products in anticipation of or in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. If we are unable to offset any such reductions in our average selling prices by increasing our sales volumes and reducing production costs, our gross profits and revenues will suffer. To maintain our gross profit percentage, we will need to develop and introduce new products and product enhancements on a timely basis and continually reduce our costs. Our failure to do so would cause our revenues and gross profit percentage to decline.

We are subject to the highly cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could significantly harm our sales or reduce our profitability for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we cannot be certain that our products will compete favorably in the marketplace.

We face competition from a relatively large number of competitors in each of our targeted markets. In the PC and consumer audio markets, we compete primarily with AKM, Analog Devices, C-Media, Cirrus Logic, and Realtek. In the portable compressed audio market, our principal competitors include Actions Semiconductor, Austria Microsystems, Philips Semiconductor, PortalPlayer, Samsung, Sunplus, Telechips, and Texas Instruments. Within the USB peripherals market, we compete primarily with MosChip Semiconductor and Prolific Technology, and other companies providing various multi-chip solutions. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop their own internal ICs that could replace their need for our products or otherwise reduce demand for our products.

The consumer electronics market, which is a principal end market for our ICs, has historically been subject to intense price competition. In many cases, low cost, high volume producers have entered markets and driven down profit margins. If a low cost, high volume producer should develop products that are competitive with our products, our sales and profit margins would suffer.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so. Furthermore, our current or potential competitors have established, or may establish, financial and strategic relationships among themselves or with existing or potential customers or other third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share, which would harm our business.

We depend on our key personnel to manage our business effectively, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

We rely heavily on the services of our key employees, including Ronald Edgerton, our Chief Executive Officer. In addition, our analog designers and other key technical personnel represent a significant asset and serve as the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. Any of our current employees may terminate their employment with us at any time. The competition for such personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of our products, which may also negatively impact our ability to sell them.

Our products are complex and may require modifications to resolve undetected errors or failures in our hardware and software, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our ICs are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and cause significant customer relations and business reputation problems. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

We have substantial international activities, which expose us to additional business risks including increased logistical complexity and political instability.

In the third quarter of 2004, we established an international subsidiary and opened an office in Hong Kong. In 2005, we opened branch offices in Taiwan, China and established international subsidiaries in Singapore, Japan and South Korea. In connection with our acquisition of certain assets from D&M Holdings, Inc. in July 2005, we also established an international subsidiary and opened an office in Cambridge, England. The percentage of our revenues, from customers located outside of the U.S., was 97.2% for the nine months ended September 30, 2005 and 99.9% for the nine months ended September 30, 2004. We plan to expand our international sales and operations activities, but may not be able to maintain or increase international market demand for our products. Our international sales and operations are subject to a number of risks, including:

•	increased complexity and costs of managing international sales and operations;

•	protectionist laws and business practices that favor local competition in some countries;

•	multiple, conflicting and changing laws, regulations and tax schemes;

•	longer sales cycles;

•	public health concerns, such as the SARS outbreak in 2003 and the bird flu outbreak in 2004 and 2005, and natural disasters, such as the earthquakes and tsunamis in 2004;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	foreign currency exchange rate fluctuations;

•	difficulties with financial reporting in foreign countries;

•	political and economic instability; and

•	difficulties and costs in staffing and managing international operations, as well as cultural differences.

To date, all of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers, thus potentially leading to a reduction in sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation making it more difficult for us to compete with those companies.

We may be unable to effectively protect our intellectual property, which would negatively affect our ability to compete.

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the U.S. Many U.S. companies have encountered substantial infringement problems in foreign countries, including countries in which we sell products. We do not currently hold any non-U.S. patents. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable. We also cannot be certain that others will not develop our unpatented proprietary technology or effective competing technologies on their own.

Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation, which could subject us to liability, require us to stop selling our products or force us to redesign our products.

In recent years, there has been significant litigation in the U.S. involving patents and other intellectual property rights in the semiconductor industry. In the past, we have found it necessary to engage in litigation to enforce and defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. For example, in 2000, we settled a patent infringement and trade secret claim filed by Cirrus Logic related to our audio codec products. Most recently, we filed a lawsuit against Actions Semiconductor and requested the United States International Trade Commission to initiate an investigation against Actions Semiconductor’s products, in both instances seeking to halt Actions’ infringement of our intellectual property rights. We believe future litigation involving intellectual property could occur.

From time to time, we receive letters from various industry participants alleging infringement of patents or trade secrets. We typically respond when appropriate and as advised by legal counsel. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	pay damages to the party claiming infringement;

•	attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property.

Our intellectual property indemnification practices may adversely impact our business.

We have historically indemnified our customers for certain costs and damages of patent infringement in circumstances where our product is the factor creating the customer’s infringement exposure. This practice may subject us to significant indemnification claims by our customers, and one of our key customers has requested indemnification from us relating to a patent infringement allegation received from a third party. In some instances, our products are designed for use in devices manufactured by our customers that comply with international standards, such as the MP3 standard. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent rights brings a claim for patent infringement. We are aware that certain of our customers have received a notice from a third party seeking to grant a royalty bearing patent license to those customers and claiming that those customers’ manufacture and sale of products capable of decoding MP3 files violates patents which the third party has the right to enforce. In the contracts under which we distribute MP3 decoding products, we generally have not agreed to indemnify our customers with respect to patent claims related to MP3 decoding technology. However, we cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, operating results or financial condition.

Acquisitions we have made or may make in the future could disrupt our ongoing business and may harm our financial condition or present risks not contemplated at the time of the transaction.

We cannot be certain that we will realize the anticipated benefits of the acquisitions of Oasis, Protocom and certain assets and intellectual property of Apogee and Rio. The demand for our combined product offerings may fluctuate and we may face increased competition in the markets for our products. Any of these factors may have a material adverse effect on our business, operating results or financial condition. As part of our growth and product diversification strategy, we continue to evaluate opportunities to acquire other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of our markets or enhance our technical capabilities. The acquisitions we have completed and other acquisitions that we may potentially make in the future entail a number of risks that could materially and adversely affect our business and operating results, including:

•	problems integrating the acquired operations, technologies or products with our existing business and products;

•	diversion of management’s time and attention from our core business;

•	need for financial resources above our planned investment levels;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack prior experience;

•	risks associated with the transfer of licenses of intellectual property;

•	acquisition-related disputes, including disputes over earn-outs and escrows;

•	potential loss of key employees of the acquired company or business; and

•	potential impairment of related goodwill and intangible assets.

Future acquisitions also could cause us to incur debt or contingent liabilities or cause us to issue equity securities that could negatively impact the ownership percentages of existing stockholders.

The industry standards supported by our products are continually evolving, and our success depends on our ability to adapt our products to meet these changing industry standards.

Our ability to compete in the future will depend on our ability to ensure that our products are compliant with evolving industry standards, such as the introduction of new compression algorithms for compressed audio players. The emergence of new industry standards could render our products incompatible with products developed by other suppliers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance and such efforts may require substantial time and expenses.

The emergence of alternative models for downloading digital music content may impact our business in ways we cannot anticipate.

Currently, most purchased music content is available through a pay-per-download model in which consumers purchase and own the song file which they can download and play on their personal media player. Microsoft is in the process of launching digital rights management software which is expected to provide personal media players access to music content on a subscription basis in which consumers can pay a subscription fee to rent, rather than own, the song file. The technology seeks to add a security feature to Microsoft’s digital rights management technology to allow a personal media player to determine when a specific file has expired. If this technology is successful and our customers are unable to integrate with such technology, it could compete with existing pay-per-download music services. We cannot predict the impact on our business should this or other similar technology or other content distribution models become widely adopted. In addition, to the extent other providers of digital content or providers of platforms or components for personal media players take market share away from our customers’ products and services, our business and results of operations could be materially harmed.

If securities or industry analysts do not continue to publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our products may be found to be defective, product liability claims may be asserted against us and we may not have sufficient liability insurance.

One or more of our products may be found to be defective after shipment, requiring a product replacement, recall or a software solution that would cure the defect but impede performance of the product. We may also be subject to product returns which could impose substantial costs and harm our business. In addition, product liability claims may be asserted with respect to our technology or products. Our products are typically sold at prices that are significantly lower than the cost of the end-products into which they are incorporated. A defect or failure in our product could give rise to failures in our customer’s end-product, so we may face claims for damages that are disproportionately higher than the revenues and profits we receive from the products involved, especially if our customer seeks to recover for damage claims made against it by its own customers. While we maintain insurance, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform to generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, under the recently issued FASB Statement No. 123R, we will be required to apply certain expense recognition provisions for annual periods beginning after June 15, 2005 to share-based payments to employees using the fair value method. This new accounting policy and any other changes in accounting policies in the future may result in significant accounting charges.

Being a public company increases our administrative costs.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and new listing requirements subsequently adopted by Nasdaq in response to Sarbanes-Oxley, have required changes in corporate governance practices of public companies. These new rules, regulations, and listing requirements have increased our legal and financial compliance costs, and made some activities more time consuming and costly. For example, as a result of becoming a public company, we have added additional independent directors, created several board committees, adopted additional internal controls and disclosure controls and procedures, retained a transfer agent and a financial printer, adopted an insider trading policy, and have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. These new rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve many risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including “could,” “may,” “will,” “should,” “except,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from information discussed in any forward-looking statement. We cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on the Nasdaq National Market under the symbol “SGTL” since September 19, 2003. Prior to this time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sale prices per share for our common stock as reported on the Nasdaq National Market. As of October 14, 2005, there were 89 holders of record of our common stock.

	Common Stock Price
	High	Low
Fiscal Year 2005
First Quarter	$45.50	$30.20
Second Quarter	$37.99	$17.02
Third Quarter	$21.58	$15.95
Fourth Quarter (through November 18, 2005)	$20.50	$13.05
Fiscal Year 2004
First Quarter	$32.34	$17.79
Second Quarter	$29.20	$21.54
Third Quarter	$28.80	$13.79
Fourth Quarter	$37.34	$21.93
Fiscal Year 2003
Third Quarter (from September 19, 2003)	$22.15	$17.50
Fourth Quarter	$30.92	$20.01

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we currently do not intend to pay cash dividends on our common stock. We currently expect to retain any future earnings to fund the operation and expansion of our business. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board deems relevant.

CAPITALIZATION

The following table sets forth our total capitalization as of September 30, 2005:

As of September 30, 2005
(in thousands, except share data)
Stockholders’ equity:
Common stock, $.0001 par value, 170,000,000 shares authorized; 37,428,245 shares issued and 37,338,289 outstanding (1)	$4
Additional paid-in-capital	217,597
Notes receivable from stockholders	(5)
Deferred stock-based compensation	(4,326)
Treasury stock, 89,956 shares at cost	(741)
Accumulated surplus	40,691
Accumulated other comprehensive loss	(94)

Total stockholders’ equity	253,126

Total capitalization	$253,126

(1)	This information excludes:

•	5,488,907 shares issuable upon exercise of outstanding options issued under our stock option plans with a weighted average exercise price of $19.07 per share;

•	2,799,664 shares authorized for future issuance under our stock plans; and

•	989,299 shares available for issuance under our employee stock purchase plan.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information gives effect to the acquisitions by SigmaTel, Inc. (“SigmaTel”, “we”, “our”) of Protocom Corporation, (“Protocom”) and Oasis Semiconductor, Inc. (“Oasis”). These mergers have been accounted for as purchase business combinations. These unaudited pro forma condensed combined statements of operations have been prepared from the historical consolidated financial statements of SigmaTel, Protocom, and Oasis and should be read in conjunction therewith.

On August 24, 2005, SigmaTel completed its acquisition of Protocom pursuant to an Agreement and Plan of Reorganization by and between SigmaTel, Amoeba Acquisition Corporation, a California corporation and wholly-owned subsidiary of SigmaTel, Amoeba II Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of SigmaTel, Protocom, certain shareholders of Protocom, and Ren-Yuh Wang, as shareholders’ agent for the shareholders of Protocom, dated July 26, 2005 (the “Protocom Agreement”). Pursuant to the terms of the Protocom Agreement, SigmaTel paid an aggregate purchase price of $47 million, consisting of 1,437,304 shares of SigmaTel’s common stock valued at $28.2 million and cash consideration of $18.8 million for all outstanding shares of Protocom stock. Additionally, SigmaTel incurred direct acquisition costs of approximately $948,000 and recorded $4.2 million as the value assigned to the unvested Protocom stock options assumed and exchanged for 234,223 unvested SigmaTel stock options in connection with this acquisition. The direct acquisition costs consist primarily of investment banking, legal, accounting, and appraisal fees incurred or to be incurred by SigmaTel that are directly related to the merger. Pursuant to the terms of the Protocom Agreement, SigmaTel has established an employee retention bonus plan for the former Protocom employees. Bonuses under this plan are contingent upon the individual’s continued employment with SigmaTel and will be payable over three years in three annual installments of $1 million.

In accordance with applicable accounting rules, we have used $19.64 per share (representing the average of the closing prices of SigmaTel common stock for the three days before, after and on the merger agreement date of July 26, 2005) to value the shares of SigmaTel’s common stock issued to Protocom shareholders.

On September 6, 2005, SigmaTel completed its acquisition of Oasis, pursuant to an Agreement and Plan of Reorganization by and among SigmaTel, PPR Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of SigmaTel, Oasis, certain stockholders of Oasis and William H. Wrean, Jr., as stockholders’ agent for the stockholders of Oasis, dated September 6, 2005 (the “Oasis Agreement”). Pursuant to the terms of the Oasis Agreement, upon the closing SigmaTel paid to the former stockholders of Oasis an initial cash installment of $57 million for all outstanding shares of Oasis capital stock. Pursuant to the terms of the Oasis Agreement, SigmaTel has also agreed to pay up to an additional $25 million in cash to the former stockholders of Oasis based on the achievement of certain revenue milestones during the twelve-month period commencing on January 1, 2006. The actual amount of future consideration related to the contingency, if any, will be recognized as an adjustment to the purchase price in the period in which the contingency is resolved. Additionally, SigmaTel incurred direct acquisition costs of approximately $2,010,000 and recorded $945,000 as the value assigned to the unvested Oasis stock options assumed and exchanged for 235,398 unvested SigmaTel stock options in connection with the acquisition. The direct acquisition costs consist primarily of investment banking, legal, accounting, and appraisal fees to be incurred by SigmaTel that are directly related to the merger. Pursuant to the terms of the Oasis Agreement, SigmaTel has established an employee retention bonus plan for the former Oasis employees totaling $3 million. Bonuses under this plan are contingent upon the individual’s continued employment with SigmaTel and will be payable over two years in four semi-annual installments.

The following pro forma condensed combined financial statements are presented to illustrate the effects of these mergers on the historical operating results of SigmaTel, Protocom, and Oasis. An unaudited pro forma condensed combined balance sheet as of September 30, 2005 is not included as the effects of these mergers are reflected in the SigmaTel, Inc. Condensed Consolidated Balance Sheet as of September 30, 2005 included elsewhere in this prospectus. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2004 gives effect to these mergers as if they had occurred at the beginning of the period presented, and combines the audited historical statements of operations of SigmaTel, Protocom, and Oasis for the year ended December 31, 2004. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2005 gives effect to these mergers as if they had occurred at the beginning of the earliest period presented, and combines the unaudited results of operations for the nine months ended September 30, 2005 for SigmaTel, the unaudited results of operations for the period from January 1, 2005 to August 24, 2005 for Protocom, and the unaudited results of operations for the period from January 1, 2005 to September 6, 2005 for Oasis.

The unaudited pro forma condensed combined financial statements do not include the realization of potential cost savings from operating efficiencies, synergies or other restructurings that may result from these mergers.

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if these mergers had been consummated as of the dates indicated, nor is it necessarily indicative of future operating results. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this document. The pro forma information should be read in conjunction with the accompanying notes hereto, SigmaTel’s historical financial statements and related notes thereto as filed with the Securities and Exchange Commission, Protocom’s historical financial statements and related notes included elsewhere in this prospectus, and Oasis’s historical financial statements and related notes included elsewhere in this prospectus.

SIGMATEL, INC.

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2004

(in thousands, except per share data)

	SigmaTel, Inc.	Protocom Corporation	Oasis Semiconductor, Inc.	Pro Forma Adjustments		Pro Forma Combined
Revenues, net	$194,805	$5,972	$41,620	$—		$242,397
Cost of goods sold	89,187	198	21,794	1,643	(a)	112,822

Gross profit (loss)	105,618	5,774	19,826	(1,643)		129,575

Operating expenses:
Research and development	32,253	3,106	9,522	—		44,881
Selling, general and administrative	18,098	2,547	7,069	—		27,714
Amortization of deferred stock-based compensation	2,162	—	—	1,293	(a)	3,455
Amortization of intangibles	—	—	—	1,693	(a)	1,693

Total operating expenses	52,513	5,653	16,591	2,986		77,743

Operating income (loss)	53,105	121	3,235	(4,629)		51,832

Interest income (expense)	1,732	18	79	(1,039	)(d)	790
Other income (expense)	(23)	2	—	—		(21)

Total other income (expense)	1,709	20	79	(1,039)		769

Income (loss) before taxes	54,814	141	3,314	(5,668)		52,601
Income taxes (benefit)	2,258	(2)	1,515	(1,698	)(b)	2,073

Net income (loss)	52,556	143	1,799	(3,970)		50,528

Net income per share:
Basic	$1.52					$1.41
Diluted	$1.39					$1.28

Weighted average common shares outstanding:
Basic	34,669			1,198	(c)	35,867
Diluted	37,872			1,731	(c)	39,603

See notes to unaudited pro forma condensed combined financial statements.

SIGMATEL, INC.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Nine Months Ended September 30, 2005

(in thousands, except per share data)

	SigmaTel, Inc.	Protocom Corporation	Oasis Semiconductor, Inc.	Pro Forma Adjustments		Pro Forma Combined
Revenues, net	$242,450	$326	$26,608	$—		$269,384
Cost of goods sold	109,475	139	12,867	1,096	(a)	123,577

Gross profit (loss)	132,975	187	13,741	(1,096)		145,807

Operating expenses:
Research and development	53,187	2,600	6,980	—		62,767
Selling, general and administrative	27,093	2,916	6,268	—		36,277
Amortization of deferred stock-based compensation	801	475	—	324	(a)	1,600
Amortization of acquired intangibles	—	—	—	1,128	(a)	1,128

Total operating expenses	81,081	5,991	13,248	1,452		101,772

Operating income (loss)	51,894	(5,804)	493	(2,548)		44,035

Interest income (expense)	3,223	(112)	205	(1,464	)(d)	1,852
Other income (expense)	(30)	1	—	—		(29)

Total other income (expense)	3,193	(111)	205	(1,464)		1,823

Income (loss) before taxes	55,087	(5,915)	698	(4,012)		45,858
Income taxes (benefit)	23,854	—	(48)	(3,339	)(b)	20,467

Net income (loss)	$31,233	$(5,915)	$746	$(673)		$25,391

Net income per share:
Basic	$0.87					$0.69
Diluted	$0.83					$0.65

Weighted average common shares outstanding:
Basic	35,793			1,040	(c)	36,833
Diluted	37,690			1,514	(c)	39,204

See notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. GENERAL

SigmaTel has accounted for the acquisitions of Protocom and Oasis as purchase business combinations. The accompanying unaudited pro forma financial information reflects initial purchase prices, as outlined in Note 7 of the SigmaTel, Inc. Notes to Condensed Consolidated Financial Statements included elsewhere in this prospectus. These purchase prices include the initial cash consideration paid at closing, shares issued at closing, plus estimated direct acquisition costs and the value assigned to the unvested Protocom and Oasis stock options assumed. In accordance with Emerging Issues Task Force Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, we have used $19.64 as the per share amount to value the common stock consideration paid to Protocom shareholders (representing the average of the closing prices of SigmaTel’s common stock for the three days before, after and on the merger agreement date of July 26, 2005), less $50 thousand, an estimate for the registration costs which have been included in the related Protocom transaction costs. The Oasis purchase price does not include any amount for the contingent consideration. The actual amount of future consideration related to the Oasis contingency, if any, will be recognized as an adjustment to the purchase price in the period in which the contingency is resolved. The value of the unvested Protocom and Oasis stock options assumed and the related deferred stock-based compensation were valued in accordance with Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Compensation, an Interpretation of APB Opinion No. 25.

2. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

The accompanying unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2004 gives effect to these mergers as if they had occurred at the beginning of the period presented, and combines the audited historical statements of operations of SigmaTel, Protocom, and Oasis for the year ended December 31, 2004. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2005 gives effect to these mergers as if they had occurred at the beginning of the earliest period presented, and combines the unaudited results of operations for the nine months ended September 30, 2005 for SigmaTel, the unaudited results of operations for the period from January 1, 2005 to August 24, 2005 for Protocom, and the unaudited results of operations for the period from January 1, 2005 to September 6, 2005 for Oasis. Customarily, the write-off of purchased in-process research and development occur in the quarterly period in which the acquisition is completed. Accordingly, in the third quarter of 2005 SigmaTel recorded the write-off of purchased in-process research and development of $2.6 million and $8.8 million for Protocom and Oasis, respectively. These write-offs will not have a continuing impact on the operations of SigmaTel. Pro forma adjustments were made to reflect the:

(a) Amortization of acquired intangibles that is based on the straight-line method of amortization and using the estimated economic lives as described below, and amortization of deferred stock-based compensation related to the assumed Protocom and Oasis stock options.

	Protocom Corporation	Oasis Semiconductor, Inc.	Combined	Amortization Period
Acquired Intangibles:
Developed product technology	$2,300	$7,560	$9,860	6 years
Customer relationships	5,700	7,350	13,050	9 years
Trademark and trade name	—	1,700	1,700	7 years

Total intangibles	$8,000	$16,610	$24,610

(b) Pro forma tax benefit that is attributable to the net loss of Protocom at the statutory tax rate of 35% adjusted for non-deductible items for the year ended December 31, 2004 and for the period prior to the acquisition. Pro forma tax benefit that is attributable to the net loss of Oasis at the combined federal and state statutory tax rate of 35.65% for the year ended December 31, 2004 and for the period prior to the acquisition. The acquired in-process research and development charges, and the amortization of intangible assets and deferred stock-based compensation associated with the mergers are not tax deductible by SigmaTel and therefore provide no tax benefit.

(c) Issuance of 1,197,754 shares of common stock in exchange for all outstanding shares of Protocom, 239,550 restricted shares deposited in an escrow account for the purposes of settling indemnification claims of Protocom for the one-year period following the closing and the dilutive potential common shares upon exercise of assumed Protocom and Oasis stock options.

(d) Reduction of interest income on cash paid or $75.8 million in connection with the acquisitions based on SigmaTel’s effective interest rate for the period.

SELECTED FINANCIAL DATA

The following selected historical financial data has been prepared using our historical financial statements for each of the five years ended December 31, 2004, 2003, 2002, 2001 and 2000. The selected balance sheet data as of December 31, 2004 and 2003 and the selected statements of operations data for the years ended December 31, 2004, 2003 and 2002 have been derived from audited financial statements included in this prospectus. The selected balance sheet data as of December 31, 2002, 2001 and 2000 and the selected statements of operations data for the years ended December 31, 2001 and 2000 have been derived from audited financial statements not included in this prospectus. The selected balance sheet data as of September 30, 2005 and the selected statement of operations data set forth below for the nine months ended September 30, 2005 and September 30, 2004 are derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and results of operations. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2005, or any other future period. You should read this selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those statements included in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)
	(in thousands, except share data)
Statements of Operations Data:
Revenues, net	$242,450	$116,220	$194,805	$100,225	$30,917	$24,380	$47,430
Gross profit	132,975	62,625	105,618	47,734	11,287	692	8,401
Research and development	53,187	21,856	32,253	17,867	11,927	13,678	15,201
Selling, general and administrative	27,093	10,466	18,098	10,184	4,969	6,572	13,788
Amortization of deferred stock-based compensation	801	1,821	2,162	3,907	29	95	189
Litigation settlements	—	—	—	4,500	—	(3,000)	3,000
Total operating expenses	81,081	34,143	52,513	36,458	16,936	17,335	31,345
Operating income (loss)	51,894	28,482	53,105	11,276	(5,649)	(16,643)	(22,944)
Net income (loss)	31,233	33,070	52,556	9,989	(8,279)	(18,377)	(22,709)
Deemed dividends on preferred stock	—	—	—	(8,768)	(316)	(316)	(312)
Net income (loss) attributable to common stockholders	31,233	33,070	52,556	1,221	(8,595)	(18,693)	(23,021)
Basic net income (loss) attributable to common stockholders per share	$0.87	$0.95	$1.52	$0.09	$(1.47)	$(3.34)	$(5.21)
Diluted net income (loss) attributable to common stockholders per share	$0.83	$0.87	$1.39	$0.04	$(1.47)	$(3.34)	$(5.21)
Weighted-average number of shares used in basic net income (loss) attributable to common stockholders per share calculations	35,793,147	34,725,468	34,668,904	13,449,687	5,836,026	5,597,511	4,414,522
Weighted-average number of shares used in diluted net income (loss) attributable to common stockholders per share calculations	37,690,236	38,013,192	37,871,618	31,086,166	5,836,026	5,597,511	4,414,522

	September 30, 2005	December 31,
		2004	2003	2002	2001	2000
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$107,291	$141,697	$111,261	$2,859	$6,308	$2,975
Total assets	315,210	219,915	146,877	18,529	20,459	35,422
Long-term debt	—	7	63	7,437	11,602	204
Redeemable convertible preferred stock	—	—	—	40,761	40,445	40,133
Total stockholders’ equity (deficit)	$253,126	$180,916	$126,108	(44,985)	(37,565)	(21,852)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and related notes which appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

We are a fabless semiconductor company that designs, develops, and markets proprietary, analog-intensive, mixed-signal integrated circuits, or ICs. We were founded in 1993 with an initial focus on providing semiconductor design services on a contract basis. We began to develop our first IC product, an AC97 audio codec for PC sound cards, in 1995 and began shipping this product in 1997. From 1997 to 2000, our annual revenues grew rapidly from $1.2 million to $47.4 million. During that time, we began to develop an asymmetric digital subscriber line, or ADSL system on a chip, or SoC and a portable audio SoC. Neither of these products generated revenues, which led to significant operating losses in 2000 and 2001. During 2000 and 2001, the PC audio market transitioned from sound cards to host audio solutions, which are integrated on desktop PC motherboards and in notebook PCs. As sound cards began to lose market share, we experienced a significant loss in market share and a revenue decline from 2000 to 2001.

In early 2001, we hired our current Chief Executive Officer, Ronald Edgerton, and established a new management team. This new management team stopped development of our ADSL SoC, reduced headcount, and redirected our development efforts towards host audio codecs and portable audio SoCs. From 2002 to 2004, our annual revenues grew substantially from $30.9 million to $194.8 million due primarily to increased sales of our portable audio SoCs. Our operating results improved from an operating loss of $5.6 million in 2002 to operating income of $53.1 million in 2004. Revenues and operating results continue to improve during 2005. Revenue increased from $116.2 million to $242.5 million for the nine months ended September 30, 2004 and 2005, respectively. Our operating results improved from an operating income of $28.5 million to $51.9 million for the nine months ended September 30, 2004 and 2005, respectively.

In the third quarter of 2004, we established an international subsidiary and opened an office in Hong Kong. In the nine months ended September 30, 2005, we opened branch offices in Taipei, Taiwan and Shenzhen, China, and established international subsidiaries and opened offices in Singapore, Seoul, South Korea, Tokyo, Japan, and Cambridge, England.

An element of our business strategy involves the acquisition of businesses, assets, products or technologies that allow us to reduce the time required to develop new technologies and products and bring them to market, incorporate enhanced functionality into and complement our existing product offerings, augment our engineering workforce, and enhance our technology. We plan to continue to evaluate strategic opportunities as they arise, including acquisitions, strategic relationships, and joint ventures. See Note 7 of Notes to Unaudited Condensed Consolidated Financial Statements for information related to acquisitions made during the nine months ended September 30, 2005 and Note 13 of Notes to Unaudited Condensed Consolidated Financial Statements for the acquisition made in October 2005.

We currently offer products that serve several markets: portable compressed audio players, notebook and desktop PC audio, consumer audio, multi-function peripherals, digital video cameras and USB peripherals. We made our first commercial shipments of PC audio codecs during 1997. We made our first commercial shipments of USB peripheral ICs in 2000, primarily targeting USB-to-Infrared wireless connectivity applications. We made our first commercial shipments of portable audio SoCs in 2001. The primary market for these products is the portable compressed audio player market. During 2001, we also began to sell our audio codecs into the consumer electronics market for products such as DVD players and set top boxes. We made our first commercial shipments of both multi-function peripheral ICs and digital video camera ICs in the third quarter of 2005 as a result of the Oasis Semiconductor, Inc. (“Oasis”) and Protocom Corporation (“Protocom”) acquisitions (see Note 7 to Unaudited Condensed Consolidated Financial Statements).

As a fabless semiconductor company, our business model is less capital intensive because we rely on third parties to manufacture, assemble, and test our ICs. We also utilize distributors to sell our products. Our sales through distributors result in lower gross margins, but also lower selling expenses that are associated with direct sales to end customers. A few customers account for a substantial portion of our sales. The following table sets forth our customers that represented 10% or more of our revenues for the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
	2005		2004		2004		2003		2002		2001
G.M.I. Technology	18.7%		23.9%		27.3%		10.6%			*		*
Holystone Enterprise		*	20.0		17.0		31.9		35.0		28.2
Creative Technology (1)	12.5		14.8		14.1		14.3		21.2		36.8
ASUSTEK Computer Inc.	16.9			*		*		*		*		*
ESS Technology		*		*		*		*		*	13.9

*	Less than 10%

(1)	Creative Technology held more than 5% of our outstanding stock during the periods indicated, until October 2005. Creative also had a representative on our Board of Directors until his resignation on June 10, 2004.

The percentage of our revenues from customers located outside the United States was 97.2% and 99.9% for the nine months ended September 30, 2005 and 2004, respectively, and was 99.9%, 99.4%, 98.3% and 85.0% for the years ended December 31, 2004, 2003, 2002 and 2001, respectively. Most of the products that use our ICs are manufactured outside of the United States. As a result, we believe that a substantial majority of our revenues will continue to come from customers located outside of the United States. All of our revenues to date have been denominated in United States dollars.

The percentages of our revenues by country are set forth in the following table:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001
Taiwan	40.6%	40.5%	37.1%	49.4%	45.9%	39.7%
China/Hong Kong	37.3	35.3	40.0	24.8	15.7	1.9
Singapore	12.8	16.0	15.2	14.4	21.8	36.8
South Korea	3.4	5.8	5.8	7.5	6.4	—
United States	2.8	0.1	0.1	0.6	1.7	15.0
Other	3.1	2.3	1.8	3.3	8.5	6.6
Total	100%	100%	100%	100%	100%	100%

The length of our sales cycles vary depending on the end application for our product. The cycle can be as short as several months for some portable SoCs, but as an example, the sales cycle for the multi-function peripheral market can take up to 18 months to complete. Volume production of products that use our ICs can take an additional 3 to 6 months to be achieved, if at all. The lengthy sales cycles of our products make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy sales cycles increase the risk that customers may seek to cancel or modify their orders. Our sales are made by purchase orders. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, and order lead times can vary period to period, backlog is not a good indicator of our future sales. Cancellations of customer orders or changes in product specifications could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses.

Because many of our ICs are designed for use in consumer electronic products, such as portable compressed audio players, PCs, and DVD players, we expect our business to be subject to seasonality, with increased revenues in the third and fourth quarters of each year, when customers place orders to meet year-end holiday demand, and lower revenues in the first and second quarters of each year. However, our recent rapid revenue growth makes it difficult for us to assess the impact of seasonal factors on our business. In particular, strong sales of our portable audio SoCs resulted in increased revenues during the first quarter of 2005 compared to the fourth quarter of 2004, offsetting seasonal demand factors. Seasonal demand factors normalized in the second quarter; however, specific demand for our products was affected by the price volatility of other components used to build our customer’s devices, specifically NAND Flash, as well as high inventory levels of our products at specific customers at the end of the first quarter.

On October 5, 2005, we acquired certain assets, intellectual property and engineering resources from the Direct Digital Amplification (DDX®) product line of Apogee Technology, Inc. for $9.4 million in cash. We also agreed to make an additional payment of up to $4.5 million in cash pursuant to the terms of an earn-out provision based on the achievement by the DDX® business of certain revenues during the one-year period following the closing. The acquisition will be accounted for under the purchase method of accounting.

On September 6, 2005, we acquired Oasis Semiconductor, Inc., a privately held provider of ICs for the multi-function peripheral market, for $57 million in cash. We also agreed to make an additional payment of up to $25 million in cash pursuant to the terms of an earn-out provision based on the achievement by the Oasis business of certain calendar year 2006 revenues. The acquisition will be accounted for under the purchase method of accounting.

On August 26, 2005, we completed our acquisition of Protocom Corporation, a privately held provider of ICs to the digital video camera market, for $18.8 million in cash and $28.2 million in the form of 1,437,304 shares of SigmaTel common stock. We are registering for resale pursuant to this prospectus the 1,437,304 shares issued to the Protocom shareholders under the terms of the agreement. The acquisition will be accounted for under the purchase method of accounting.

On July 26, 2005, we acquired certain assets, intellectual property and engineering resources associated with the Rio® portable audio product line from D&M Holdings, Inc. for $10 million in cash. The acquisition will be accounted for under the purchase method of accounting.

The following describes certain line items in our statements of operations:

Revenues. Revenues consist primarily of sales of our ICs, net of sales discounts or incentives. We recognize revenues on direct sales at the time of shipment to our customers. We defer revenues on sales through distributors with rights of return, or price protection until products are resold by such distributors to their customers. In conjunction with our acquisitions, we earned sales from nonrecurring engineering fees. We defer revenues on sales from nonrecurring engineering fees until the related products are shipped.

Cost of Goods Sold. Cost of goods sold consists primarily of the costs of purchasing silicon wafers, and also includes costs associated with assembly, test and shipping of our ICs, costs of personnel and equipment associated with manufacturing support and quality assurance, and occupancy costs, as well as amortization of acquired developed technology which is generally amortized over not more than six years. Because we do not have long-term, fixed-price supply contracts, our wafer costs are subject to the cyclical demand for semiconductors.

Research and Development. Research and development expense consists primarily of employee, contractor, and related costs, expenses for development testing, evaluation, masking costs, occupancy costs, acquired in-process research and development (see Note 7 of Notes to Unaudited Condensed Consolidated Financial Statements for information related to in-process research and development costs), and depreciation on research and development equipment. All research and development costs are expensed as incurred. We plan to continue to invest a significant amount in research and development activities to develop new products. We expect research and development expenses to increase in absolute dollars.

Selling, General and Administrative. Selling, general and administrative expense consists primarily of employee, contractor, and related costs, occupancy costs, sales commissions to independent sales representatives, professional services, amortization of acquired intangible assets, litigation and other legal expenses and promotional and marketing expenses. We expect to continue to incur significant litigation expenses in the future as we protect and defend our intellectual property and technology. We expect selling expenses will fluctuate with changes in revenues, and we expect that general and administrative expenses will increase to support our future operations.

Amortization of Deferred Stock-Based Compensation. In connection with grants of stock options and the issuance of warrants as a private company between 2000 and 2003, we recorded an aggregate of $7.5 million in deferred stock-based compensation. These options and warrants are considered compensatory because the fair value of our stock determined for financial reporting purposes was greater than the fair value determined by our board of directors on the date of grant or issuance. We have also recorded deferred stock-based compensation due to the conversion of certain contractors to employees. In addition, we have recorded deferred stock-based compensation for the unvested portion of stock options assumed in acquisitions. See Note 7 of Notes to Unaudited Condensed Consolidated Financial Statements for information related to the stock options assumed. As of September 30, 2005, we had an aggregate of approximately $4.3 million of deferred stock-based compensation remaining to be amortized. We are amortizing deferred stock-based compensation over the vesting period of the related options and warrants, which is generally four or five years. This deferred stock-based compensation balance is expected to be amortized as follows: $0.4 million during the fourth quarter of 2005 and a total of $3.9 million from 2006 through 2009.

Provision for Income Taxes. We accrue federal, state, and foreign income taxes at the applicable statutory rates adjusted for certain items including non-deductible expenses, research and development tax credits, interest income from tax advantaged investments, as well as changes in our deferred tax asset valuation allowance.

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001
	(unaudited)
Revenues, net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	45.2	46.1	45.8	52.4	63.5	97.2

Gross profit	54.8	53.9	54.2	47.6	36.5	2.8
Operating expenses:
Research and development	21.9	18.8	16.6	17.8	38.6	56.1
Selling, general and administrative	11.2	9.0	9.3	10.2	16.1	27.0
Amortization of deferred stock-based compensation	0.3	1.6	1.1	3.9	0.1	0.4
Litigation settlements	—	—	—	4.5	—	(12.3)
Loss (gain) on disposal of property, equipment and software	—	—	—	—	—	—

Total operating expenses	33.4	29.4	27.0	36.4	54.8	71.1

Operating income (loss)	21.4	24.5	27.3	11.2	(18.3)	(68.3)
Interest income	1.3	1.0	0.9	0.3	0.1	0.7
Interest expense	—	—	—	(1.2)	(8.6)	(7.8)

Income (loss) before income taxes	22.7	25.5	28.1	10.3	(26.8)	(75.4)

Income tax benefit (expense)	(9.8)	3.0	1.2	0.3	—	—

Net income (loss)	12.9	28.5	27.0	10.0	(26.8)	(75.4)
Deemed dividends on preferred stock	—	—	—	(8.8)	(1.0)	(1.3)

Net income (loss) attributable to common stockholders	12.9%	28.5%	27.0%	1.2%	(27.8)%	(76.7)%

Comparison of Nine Months Ended September 30, 2005 to Nine Months Ended September 30, 2004

Revenues. Revenues for the nine months ended September 30, 2005 were $242.5 million compared to $116.2 million for the nine months ended September 30, 2004, an increase of 108.6%. This increase was due to an increase in revenues from all of our product lines—portable audio SoCs, audio codecs and USB peripheral ICs. The increase in revenues from our portable audio SoCs was due to the continued growth of the portable compressed audio player market and our favorable competitive position within that market. Revenues from our portable audio SoCs were 92.5% of total revenues for the nine months ended September 30, 2005. Our favorable competitive position in this market is primarily due to our integration of analog and digital components onto a single IC, and the resulting small form factor, low power consumption, and overall low cost to our customers. The increase in revenues from audio codecs was due to increased sales to PC manufacturers and their original design manufacturers, or ODMs. Revenues from Oasis and Protocom products totaled $2.1 million from the closing date of the respective acquisitions through September 30, 2005.

Revenues from G.M.I. Technology, our largest distributor, located in Hong Kong and Taiwan, increased to $45.3 million in the nine months ended September 30, 2005 from $27.7 million in the nine months ended September 30, 2004, and decreased to 18.7% of total revenues during the nine months ended September 30, 2005 from 23.9% of revenues during the nine months ended September 30, 2004. The dollar increase from year to year was due to G.M.I. Technology growing its business in China while the percentage change was primarily due to increased sales to direct customers like ASUSTEK Computer, Inc during 2005. Direct revenues from ASUSTEK

Computer, Inc., an ODM based in Taiwan, which manufactures products for Apple and other companies, increased to 16.9% of total revenues during the nine months ended September 30, 2005 from less than 10% of total revenues during the nine months ended September 30, 2004 due primarily to increased purchases of our portable audio SoCs.

Revenues from Holystone Enterprise, one of our distributors located in Taiwan, decreased to $18.7 million from $23.3 million in the nine months ended September 30, 2004, and decreased to less than 10% of total revenues during the nine months ended September 30, 2005 from 20.0% during the nine months ended September 30, 2004 due to stronger demand for our portable audio SoCs in geographic regions such as China and South Korea. Sales to Creative Technology, an affiliate, decreased to 12.5% of total revenues during the nine months ended September 30, 2005 from 14.8% during the nine months ended September 30, 2004 due to stronger demand for our portable audio SoCs from other customers. Creative Technology purchases our standard products at prices and on terms similar to other customers who buy similar products and volumes.

Gross Profit. Gross profit as a percentage of revenues, or gross margin, was 54.8% for the nine months ended September 30, 2005 compared with 53.9% for the nine months ended September 30, 2004. The increase in gross margin was primarily due to a favorable product mix and a reduction in manufacturing costs, which resulted in part from lower wafer costs, lower test costs and improved manufacturing yields during the first nine months of 2005. The favorable product mix resulted from increased revenues from our portable audio SoCs and USB peripheral ICs, as a percentage of total revenues, as the gross margin from these products is generally higher than from our audio codecs. Also, the increase in revenues of our STMP 35XX family of products caused higher overall margins for our portable audio SoCs. We expect our gross margins for the fourth quarter of 2005 to be slightly lower than those achieved during the first nine months of 2005. However, increased competition could adversely impact our pricing, particularly in the portable compressed audio player and USB peripherals markets, which could adversely impact our gross margins.

Research and Development. Research and development expenses increased to $53.2 million, or 21.9% of revenues, for the nine months ended September 30, 2005 from $21.9 million, or 18.8% of revenues, for the nine months ended September 30, 2004. This dollar increase of 143.4% was primarily due to acquired in-process research and development costs totaling $11.4 million from the acquisitions of Protocom and Oasis, increases in our engineering headcount, including independent contractors, as well as increases in the costs of design tools and mask sets. Such increases were primarily to support hardware and software development on our latest portable audio SoCs, the STMP 36XX family of products, and audio codecs targeted for applications in the PC market, including the Intel High Definition Audio standard, a new digital FM tuner product and various USB peripheral ICs, as well as development efforts on new audio products for consumer applications. This increased research and development spending has resulted in substantial progress on or completion of the design of these products and the creation of several patentable inventions, enabling us to identify additional U.S. patent applications covering inventions made during the STMP 36XX and digital FM tuner design processes. We expect that research and development expenses will increase in absolute dollars in future periods as we continue to increase our staffing and associated costs to pursue additional new product development opportunities, but such expenses will fluctuate as a percentage of revenue due to changes in revenue.

Selling, General and Administrative. Selling, general and administrative expenses increased to $27.1 million, or 11.2% of revenues, for the nine months ended September 30, 2005 from $10.5 million, or 9.0% of revenues, for the nine months ended September 30, 2004. This dollar increase of 158.9% was due to increases in sales, marketing, and administrative personnel, as well as increases in legal expenses related to setting up our international subsidiaries and protecting our intellectual property and increases in commissions paid to independent sales representatives due to our revenue growth. Our legal costs totaled $5.5 million during the nine-month period and were primarily related to our intellectual property litigation against Actions Semiconductor. We expect that selling, general and administrative expenses will increase in absolute dollars in future periods as we continue to increase our staffing and customer support and associated costs, but such expenses will fluctuate as a percentage of revenues due to changes in revenues.

Amortization of Deferred Stock-Based Compensation. We record deferred stock-based compensation for the difference between the exercise price of option grants and the fair value of our common stock at the time of such grants which resulted in amortization expense of $0.8 million and $1.8 million for the nine months ended September 30, 2005 and 2004, respectively.

Interest Income. Interest income increased to $3.2 million for the nine months ended September 30, 2005 from $1.1 million for the nine months ended September 30, 2004. This was due to increased income earned on our cash balances and investments in short-term marketable securities.

Income Taxes. Our income tax expense was $23.9 million for the nine months ended September 30, 2005, while we had an income tax benefit of $3.5 million for the nine months ended September 30, 2004. This increase in expense was due to increased income before taxes, increased effective tax rate and non-deductible charges related to acquisitions in the nine months ended September 30, 2005 and the release of a portion of the valuation allowance against our deferred tax assets in the nine months ended September 30, 2004. Our effective tax rate was 43.3% and (11.7)% for the nine months ended September 30, 2005 and 2004, respectively. Our effective tax rate for the nine months ended September 30, 2005 differs from the statutory rate on taxable income due to non-deductible charges related to acquisitions, research and development tax credits, charges associated with licensing intellectual property to foreign subsidiaries and the effect of different tax rates on foreign jurisdictions. Our effective tax rate for the nine months ended September 30, 2004 is less than the statutory rate on taxable income primarily due to the release of a portion of the valuation allowance against our deferred tax assets.

Business Outlook. We expect revenues in the fourth quarter of 2005 to be in the range of $81 million to $91 million. Furthermore, we expect our diluted net income per share to be in the range of $0.10 to $0.16. The immediately preceding business outlook contains forward-looking statements about our future financial performance. Our actual financial performance may differ materially and in evaluating these statements, the reader should specifically consider various factors, including the risks described above starting on page 5 and elsewhere in this prospectus.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

Revenues. Revenues for the year ended December 31, 2004 were $194.8 million compared to $100.2 million for the year ended December 31, 2003, an increase of 94.4%. This increase was due to an increase in revenues from our portable audio SoCs, offset by a decrease in revenues from our audio codecs and USB peripheral ICs. The increase in revenues from our portable audio SoCs was due to the growth of the emerging portable compressed audio player market and our favorable competitive position within that market. Revenues from our portable audio SoCs were 89.3% of total revenues for the year ended December 31, 2004. Our favorable competitive position in this market is primarily due to our integration of analog and digital components onto a single IC, and the resulting small form factor, low power consumption, and overall low system cost to our customers. The decrease in revenues from audio codecs was due to decreased sales to sound card manufacturers. The decrease in revenues from USB peripheral ICs was primarily due to competitive pricing pressures.

Revenues from G.M.I. Technology, our largest distributor, located in Hong Kong and Taiwan, increased by $42.7 million to 27.3% of total revenues during the year ended December 31, 2004 from 10.6% of total revenues during the year ended December 31, 2003 due to stronger demand for our portable audio SoCs in China, including Hong Kong. Revenue from Holystone, a distributor located in Taiwan, increased by $1.2 million, but decreased to 17.0% of total revenues during the year ended December 31, 2004 from 31.9% during the year ended December 31, 2003 due to stronger demand for our portable audio SoCs in geographic regions such as China and South Korea. Sales to Creative Technology, an affiliate at the time, increased by $13.2 million but decreased to 14.1% of total revenues during the year ended December 31, 2004 from 14.3% during the year ended December 31, 2003 due to sales growth at other customers and a reduction in sales of their sound cards, which include our audio codecs, partially offset by increased sales of our portable audio SoCs which are a component of their portable compressed audio players. Creative Technology purchases our standard products at prices and on terms similar to other customers who buy similar products and volumes.

Gross Profit. Gross profit as a percentage of revenues, or gross margin, was 54.2% for the year ended December 31, 2004 compared with 47.6% for the year ended December 31, 2003. The increase in gross margin was primarily due to a favorable product mix and a reduction in manufacturing costs, which included both lower wafer costs and lower test costs. The favorable product mix resulted from increased revenues from our portable audio SoCs as a percentage of total revenues, as the gross margin from these products is generally higher than from our audio codecs. Included in cost of goods sold for the year ended December 31, 2003 was $0.3 million of depreciation related to the abandonment of certain testing equipment. We expect our gross margins for the first quarter of 2005 to be consistent with those achieved during the fourth quarter of 2004. However, increased competition could adversely impact our pricing, particularly in the portable compressed audio player market, which could adversely impact our gross margins longer term.

Research and Development. Research and development expenses increased to $32.3 million, or 16.6% of revenues, for the year ended December 31, 2004 from $17.9 million, or 17.8% of revenues, for the year ended December 31, 2003. This dollar increase of 80.5% was primarily due to increases in our engineering headcount, including independent contractors, as well as increases in the costs of design tools. Such increases were primarily to support hardware and software development on our latest portable audio SoCs, the STMP 36XX family of products, and our new High Definition Audio STAC92XX family of products. This increased research and development spending has resulted in substantial completion of the design of these products and the creation of several patentable inventions, enabling us to file additional U.S. patent applications covering inventions made during the STMP 36XX and STAC92XX design process. We expect that research and development expenses will increase in absolute dollars in future periods as we continue to increase our staffing and associated costs to pursue additional new product development opportunities, but such expenses will fluctuate as a percentage of revenue due to changes in sales volume.

Selling, General and Administrative. Selling, general and administrative expenses increased to $18.1 million, or 9.3% of revenues, for the year ended December 31, 2004 from $10.2 million, or 10.2% of revenues, for the year ended December 31, 2003. This dollar increase of 77.7% was due to increases in sales, marketing, and administrative personnel, as well as increases in commissions paid to independent sales representatives due to our revenue growth. Included in selling, general and administrative expenses for the year ended December 31, 2004 was $2.0 million related to the abandonment of a lease of office space. In December 2004, we abandoned the lease in order to move our Austin, TX operations to a larger office space at a lower cost per square foot that would accommodate our rapidly growing staff of engineers as well as support staff. The total amount incurred in connection with the lease abandonment charge was approximately $2.0 million, which was expensed in 2004 and is reflected in selling, general and administrative expense. We expect to pay $1.2 million in 2005 and $0.8 million in 2006 from general corporate funds related to this charge. We do not expect any future charges related to this abandonment. Included in selling, general and administrative expenses for the year ended December 31, 2003 was $0.4 million of accelerated amortization related to the abandonment of accounting software. We expect selling, general and administrative expenses will increase in absolute dollars in future periods as we continue to increase our staffing and associated costs, but such expenses will fluctuate as a percentage of revenues due to changes in sales volumes.

Amortization of Deferred Stock-Based Compensation. We record deferred stock-based compensation for the difference between the exercise price of option grants and the fair value of our common stock at the time of such grants which resulted in amortization expense of $2.2 million and $3.9 million for the years ended December 31, 2004, and 2003, respectively. Amounts recorded during the year ended December 31, 2003 include $0.9 million of amortization expense related to the vesting of an option that occurred as a result of our initial public offering.

Litigation Settlements. In September 1999, a suit was filed against us by Crystal Semiconductor, Inc. and Cirrus Logic, Inc. (the parent company of Crystal) alleging that certain of our products infringed on two of Crystal’s patents. We settled the suit in November 2000. As part of the settlement, we issued shares of common stock to Cirrus valued at $3.0 million at the date of issuance, which was recorded as a litigation settlement expense. We also agreed to a perpetual contingent guarantee which provided that these shares would have a value of at least $10.5 million at the time of an initial public offering. Upon the closing of our initial public offering in 2003, we recorded an expense of and paid Cirrus $4.5 million in satisfaction of the contingent guarantee.

Interest Expense. Interest expense decreased to $23,000 for the year ended December 31, 2004 from $1.3 million for the year ended December 31, 2003. This was due to a decrease in non-cash interest charges related to warrants issued to investors for their guarantee of certain of our indebtedness from April 2001 through April 2003, as well as, decreased interest expense on lower levels of debt outstanding during the 2004 period. During the first quarter of 2003, we raised $8.1 million from sales of our preferred stock and used the proceeds to pay down our debt. During the third quarter of 2003, we successfully completed an initial public offering of approximately 7.4 million shares of our common stock, which resulted in net proceeds to us of approximately $101.4 million. A portion of the proceeds was used to pay off all of our existing long-term debt.

Interest Income. Interest income increased to $1.7 million for the year ended December 31, 2004 from $0.3 million for the year ended December 31, 2003. This was due to increased income earned on our cash balances and investments in short-term marketable securities since the completion of our initial public offering in September 2003.

Income Tax Expense. Income tax expense increased to $2.3 million for the year ended December 31, 2004 from $0.3 million for the year ended December 31, 2003. This was primarily due to increased income before income taxes, as well as an increase in our effective tax rate to 4.1% for the year ended December 31, 2004 from 3.2% in the year ended December 31, 2003. The increase in the effective rate was primarily due to management’s decision to no longer place a full valuation allowance against the net deferred tax asset, based on the determination that it is more likely than not that we will realize the remaining net deferred tax asset. Our income tax expense for the year ended December 31, 2004 includes the benefit of a $14.7 million reduction in our deferred tax asset valuation allowance, $6.3 million of which represented the utilization of deferred tax assets not previously recognized, and $8.4 million of which was released by management at September 30, 2004.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Revenues. Revenues for the year ended December 31, 2003 were $100.2 million compared to $30.9 million for the year ended December 31, 2002, an increase of 224.3%. This increase was due to an increase in revenues from all of our product lines—portable audio SoCs, audio codecs and USB peripheral ICs. The increase in revenues from our portable audio SoCs was due to the growth of the emerging portable compressed audio player market and our favorable competitive position within that market. Revenues from our portable audio SoCs were 75.9% of total revenues for the year ended December 31, 2003. Our favorable competitive position in this market is primarily due to our integration of analog and digital components onto a single IC, and the resulting small form factor, low power consumption, and overall low cost to our customers. The increase in revenues from audio codecs was due to increased sales to PC manufacturers and their ODMs partially offset by decreased sales to sound card manufacturers.

Revenues from Holystone, our then largest distributor, located in Taiwan, increased by $21.1 million, but decreased to 31.9% of total revenues during the year ended December 31, 2003 from 35.0% during the year ended December 31, 2002 due to stronger demand for our portable audio SoCs in geographic regions such as China and South Korea. Sales to Creative Technology, an affiliate at the time, decreased to 14.3% of total revenues during the year ended December 31, 2003 from 21.2% during the year ended December 31, 2002 due to a reduction in sales of their sound cards, which include our audio codecs, partially offset by increased sales of our portable audio SoCs which are a component of their portable compressed audio players. Creative Technology purchases our standard products at prices and on terms similar to other customers who buy similar products and volumes.

Gross Profit. Gross profit as a percentage of revenues, or gross margin, was 47.6% for the year ended December 31, 2003 compared with 36.5% for the year ended December 31, 2002. The increase in gross margin was primarily due to a favorable product mix and a reduction in manufacturing costs, which included both lower wafer costs and lower test costs. The favorable product mix resulted from increased revenues from our portable audio SoCs and USB peripheral ICs, as a percentage of total revenues, as the gross margin from these products is generally higher than from our audio codecs. Included in cost of goods sold for the year ended December 31, 2003 was $0.3 million of depreciation related to the abandonment of certain testing equipment. We expect our gross margins for the first quarter of 2004 to be consistent with those achieved during the fourth quarter of 2003. However, increased competition could adversely impact our pricing, particularly in the portable compressed audio player market, which could adversely impact our gross margins.

Research and Development. Research and development expenses increased to $17.9 million, or 17.8% of revenues, for the year ended December 31, 2003 from $11.9 million, or 38.6% of revenues, for the year ended December 31, 2002. This dollar increase of 49.8% was primarily due to increases in our engineering headcount, including independent contractors, as well as increases in the costs of design tools. Such increases were primarily to support hardware and software development on our STMP 35XX family of portable audio SoCs and our STBD 2010 USB peripheral IC. This increased research and development spending has resulted in substantial completion of the design of these products and the creation of several patentable inventions, enabling us to file additional U.S. patent applications covering inventions made during the STMP 35XX and STBD 2010 design processes. We expect that research and development expenses will increase in absolute dollars in future periods as we continue to increase our staffing and associated costs to pursue additional new product development opportunities, but such expenses will fluctuate as a percentage of revenue due to changes in sales volume.

Selling, General and Administrative. Selling, general and administrative expenses increased to $10.2 million, or 10.2% of revenues, for the year ended December 31, 2003 from $5.0 million, or 16.1% of revenues, for the year ended December 31, 2002. This dollar increase of 105.0% was due to increases in sales, marketing, and administrative personnel, as well as increases in commissions paid to independent sales representatives due to our revenue growth. Included in selling, general and administrative expenses for the year ended December 31, 2003 was $0.4 million of accelerated amortization related to the abandonment of accounting software. We expect selling, general and administrative expenses will increase in absolute dollars in future periods as we continue to increase our staffing and associated costs, but such expenses will fluctuate as a percentage of revenues due to changes in sales volumes.

Amortization of Deferred Stock-Based Compensation. We record deferred stock-based compensation for the difference between the exercise price of option grants and the fair value of our common stock at the time of such grants which resulted in amortization expense of $3.9 million and $29,000 for the years ended December 31, 2003, and 2002, respectively. Amounts recorded during the year ended December 31, 2003 include $0.9 million of amortization expense related to the vesting of an option that occurred as a result of our initial public offering.

Litigation Settlements. In September 1999, a suit was filed against us by Crystal Semiconductor, Inc. and Cirrus Logic, Inc. (the parent company of Crystal) alleging that certain of our products infringed on two of Crystal’s patents. We settled the suit in November 2000. As part of the settlement, we issued shares of common stock to Cirrus valued at $3.0 million at the date of issuance, which was recorded as a litigation settlement expense. We also agreed to a perpetual contingent guarantee which provided that these shares would have a value of at least $10.5 million at the time of an initial public offering. Upon the closing of our initial public offering, we recorded an expense of and paid Cirrus $4.5 million in satisfaction of the contingent guarantee.

Interest Expense. Interest expense decreased to $1.3 million for year ended December 31, 2003 from $2.7 million for the year ended December 31, 2002. This was due to a decrease in non-cash interest charges related to warrants issued to investors for their guarantee of certain of our indebtedness from April 2001 through April 2003, as well as, decreased interest expense on lower levels of debt outstanding during the 2003 period. During the first quarter of 2003, we raised $8.1 million from sales of our preferred stock and used the proceeds to pay down our debt. During the third quarter of 2003, we successfully completed an initial public offering of approximately 7.4 million shares of our common stock, which resulted in net proceeds to us of approximately $101.4 million. A portion of the proceeds was used to pay off all of our existing long-term debt.

Interest Income. Interest income increased to $0.3 million for the year ended December 31, 2003 from $42,000 for the year ended December 31, 2002. This was due to increased income earned on our cash balances and investments in short-term marketable securities since the completion of our initial public offering in September 2003.

Selected Quarterly Financial Information

The following tables set forth our unaudited quarterly statements of operations for each of the eleven quarters ended September 30, 2005, as well as such data expressed as a percentage of our revenues for the quarters presented. You should read the following table in conjunction with the financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future periods.

	Three Months Ended
	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
	(in thousands, except share data)
	(unaudited)
Statements of Operations Data:
Revenues, net	$73,540	$69,572	$99,338	$78,585	$48,112	$36,608	$31,500	$34,971	$32,706	$19,672	$12,876
Gross profit	37,358	38,573	57,044	42,993	26,079	19,830	16,716	17,676	15,718	8,802	5,538
Research and development	28,427	12,890	11,870	10,397	8,603	7,170	6,083	5,377	4,674	4,154	3,662
Selling, general and administrative	10,653	9,326	7,114	7,632	3,964	3,603	2,899	3,213	2,716	2,717	1,538
Amortization of deferred stock-based compensation	383	238	180	341	424	402	995	919	1,860	889	239
Litigation settlements	—	—	—	—	—	—	—	—	4,500	—	—
Total operating expenses	39,463	22,454	19,164	18,370	12,991	11,175	9,977	9,509	13,750	7,760	5,439
Operating income	(2,105)	16,119	37,880	24,623	13,088	8,655	6,739	8,167	1,968	1,042	99
Net income (loss)	(5,193)	10,896	25,530	19,486	17,318	8,821	6,931	8,157	1,682	765	(615)
Net income (loss) attributable to common stockholders	(5,193)	10,896	25,530	19,486	17,318	8,821	6,931	8,157	1,169	686	(8,791)
Basic net income (loss) attributable to common stockholders per share(1)	$(0.14)	$0.31	$0.72	$0.56	$0.50	$0.25	$0.20	$0.24	$0.15	$0.12	$(1.50)
Diluted net income (loss) attributable to common stockholders(1)	$(0.14)	$0.29	$0.68	$0.52	$0.46	$0.23	$0.18	$0.21	$0.04	$0.03	$(1.50)
Basic weighted-average number of shares used in per share calculations(1)	36,267,180	35,703,905	35,397,815	34,500,533	34,537,784	35,146,977	34,486,515	34,109,901	7,733,292	5,853,738	5,845,938
Diluted weighted-average number of shares used in per share calculations(1)	36,267,180	37,350,724	37,755,826	37,485,379	37,381,964	38,767,712	38,446,198	38,289,376	29,536,606	30,142,756	5,845,938

	Three Months Ended
	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
	(in thousands, except share data)
	(unaudited)

As a Percentage of Revenues:
Revenues, net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	50.8	55.4	57.4	54.7	54.2	54.2	53.1	50.5	48.1	44.7	43.0
Research and development	38.7	18.5	11.9	13.2	17.9	19.6	19.3	15.4	14.3	21.1	28.4
Selling, general and administrative	14.5	13.4	7.2	9.7	8.2	9.8	9.2	9.2	8.3	13.8	11.9
Amortization of deferred stock-based compensation	0.5	0.3	0.2	0.4	0.9	1.1	3.2	2.6	5.7	4.5	1.9
Litigation Settlements	—	—	—	—	—	—	—	—	13.8	—	—
Total operating expenses	53.7	32.2	19.3	23.4	27.0	30.5	31.7	27.2	42.0	39.4	42.2
Operating income	(2.9)	23.2	38.1	31.3	27.2	23.6	21.4	23.4	6.0	5.3	0.8
Net income (loss)	(7.1)	15.7	25.7	24.8	36.0	24.1	22.0	23.3	5.1	3.9	(4.8)
Net income (loss) attributable to common stockholders	(7.1)%	15.7%	25.7%	24.8%	36.0%	24.1%	22.0%	23.3%	3.6%	3.5%	(68.3)%

(1)	Reflects a one-for-three reverse stock split completed September 11, 2003.

Liquidity and Capital Resources

As of December 31, 2004, we had $141.7 million in cash, cash equivalents and short-term investments. On September 19, 2003, we completed an initial public offering of approximately 7.4 million shares of our common stock resulting in net proceeds to us of approximately $101.4 million. On February 18, 2004, we completed a follow-on public offering of 250,000 shares of our common stock resulting in net proceeds to us of approximately $5.3 million.

Net cash provided by operating activities was $52.6 million and $12.3 million for the years ended December 31, 2004 and 2003, respectively, while our operating activities used cash in the amount of $4.2 million during the year ended December 31, 2002. The improvement in our operating cash flows is the result of increased revenue and net income. Our inventories, net of allowances, increased $9.5 million, $4.2 million and $1.6 million during the years ended December 31, 2004, 2003 and 2002, respectively. Our finished goods inventory increased $3.4 million, $3.2 million and $1.7 million during the years ended December 31, 2004, 2003 and 2002, respectively, to enable us to meet increased customer demand for our products. Our reserve for slow-moving and obsolete inventory as a percentage of total inventory was 10.1% and 12.5% as of December 31, 2004 and 2003, respectively. We monitor and analyze our inventory for obsolescence and adjust this reserve accordingly. Our accounts receivable, net of allowances, increased $18.2 million and $11.1 million during the years ended December 31, 2004 and 2003, respectively. These changes are due to increases in revenues and the timing of customer payments. Our accounts payable increased $13.0 million and $4.5 million during the years ended Decembers 31, 2004 and 2003, respectively. These changes are primarily due to increases in inventories and operating expenses, as well as the timing of payments to suppliers. Our deferred revenue increased $3.5 million and $3.2 million during the years ended December 31, 2004 and 2003, respectively, due to increases in our products held at distributors to enable them to meet increased customer demand for our products.

Our investing activities used cash of $76.9 million, $52.9 million and $1.5 million during the years ended December 31, 2004, 2003 and 2002, respectively. Investing activities primarily represented purchases of capital equipment, investments in short-term marketable securities, proceeds from sales of testing equipment, and proceeds from maturities of restricted investments related to deposits for real estate leases.

Capital expenditures were $11.5 million, $3.6 million and $1.7 million during the years ended December 31, 2004, 2003 and 2002, respectively. These expenditures were for the purchase of design software and engineering tools and other computer equipment and software. We purchased certain intellectual property from a third party during the third quarter of 2003 that resulted in cash expenditures of $0.8 million in the fourth quarter of 2003 and $3.8 million during the year ended December 31, 2004. Research and development resources are required to develop and expand our core technologies and proprietary product offerings. Our research and development expenses were $32.3 million, $17.9 million and $11.9 million during the years ended December 31, 2004, 2003 and 2002, respectively. These expenditures resulted in the enhancement of our product offerings, technological know how and inventions that have yielded several U.S. patents and pending U.S. patents. We expect to continue to incur significant research and development expenses and will fund these expenses with operating cash flow and existing cash balances.

Our financing activities used cash of $10.3 million during the year ended December 31, 2004, while our financing activities provided $99.5 million and $2.3 million during the years ended December 31, 2003 and 2002, respectively. Financing activities primarily represented repurchases of common stock outstanding, proceeds from the issuance of common stock and convertible preferred stock, proceeds from long-term debt, and proceeds and repayments under our revolving line of credit during the year ended December 31, 2002. During the first quarter of 2003, we received proceeds of $8.1 million from the issuance of convertible preferred stock. A substantial portion of these proceeds was used to pay down and refinance our bank credit facility. On September 18, 2003, we completed our initial public offering and received $101.4 million of net offering proceeds. We used a portion of the net proceeds to repay outstanding term debt of $4.2 million and pay a litigation settlement obligation totaling $4.5 million. The remaining net proceeds in addition to our existing cash balances were invested in short-term, investment grade, interest bearing instruments, pending their use to fund working capital and capital expenditures as required. On February 18, 2004, we completed a follow-on equity offering and received $5.3 million of net offering proceeds. We also received $3.8 million in proceeds from the exercise of employee stock options and $1.6 million from the purchase of stock under our Employee Stock Purchase Plan during the year ended December 31, 2004. These proceeds were invested in short-term, investment grade, interest bearing instruments, pending their use to fund working capital and capital expenditures as required. During year ended December 31, 2004, we used $21.0 million to repurchase and retire 1,381,991 shares of common stock under a plan of open market purchases approved by our Board of Directors in July of 2004.

The fair value of our investments in marketable securities at December 31, 2004 was $114.5 million. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. Our investment policy is to manage our investment portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds. We diversify the marketable securities portfolio by investing in multiple types of investment-grade securities. Our investment portfolio is primarily invested in short-term securities with at least an investment grade rating to minimize interest rate and credit risk as well as to provide for an immediate source of funds. Although changes in interest rates may affect the fair value of the investment portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments are sold.

As of September 30, 2005, we had $107.3 million in cash, cash equivalents and short-term investments. Our short-term investments consist primarily of corporate, state and municipal securities.

Net cash provided by operating activities was $56.2 million and $25.6 million for the nine months ended September 30, 2005 and 2004, respectively. The improvement in our operating cash flows is primarily the result of increased revenues, gross margins and net income. Our accounts receivable increased $14.8 million and $11.5 million during the nine months ended September 30, 2005 and 2004, respectively. These changes are due to increases in revenues, the timing of customer payments, and a shift in our revenue base toward increased sales to direct customers. More of our business has shifted to direct customers and our direct customers generally require longer payment terms. Our inventories decreased $3.5 million during the nine months ended September 30, 2005 and increased $3.7 million during the nine months ended September 30, 2004. This decrease in inventories during the 2005 period is attributed to heavily back end loaded demand for our product during September 2005 as well as equipment failures at our test and assembly facilities, which caused us not to be able to manufacture finished goods inventory to planned levels. The increase in inventories in the 2004 period is due to the need to support the heavy seasonal demand for our products during the late third quarter and early fourth quarter. Our reserve for slow-moving and obsolete inventory as a percentage of total inventory was 11.0% and 10.1% as of September 30, 2005 and December 31, 2004, respectively. We monitor and analyze our inventory for obsolescence and adjust this reserve accordingly. The reserve increased by zero and $0.4 million for the nine month periods ended September 30, 2005 and September 30, 2004, respectively. During the nine months ended September 30, 2005, total increases to the inventory reserve were $1.2 million, which included $0.8 million of additional cost related to slow moving or obsolete product, as well as $0.4 million in reserves relating to the acquired Oasis inventory. $1.2 million was released from the reserve as a result of product movement and material scrapped. Our accounts payable increased $7.3 million and $4.6 million during the nine months ended September 30, 2005 and 2004, respectively. These changes generally relate to changes in our inventories and the timing of payments to our vendors. Our deferred revenue and other liabilities decreased $3.9 million and increased $2.7 million during the nine months ended September 30, 2005 and September 30, 2004, respectively, due to changes in the amount of our products held at distributors to enable them to meet customer demand for our products.

Our investing activities used cash of $38.0 million and $38.6 million during the nine month periods ended September 30, 2005 and September 30, 2004, respectively. Investing activities primarily represented acquisitions of businesses, purchases of capital equipment and purchases and proceeds from maturities of short-term investments.

Capital expenditures were $11.2 million and $7.5 million during the nine months ended September 30, 2005 and 2004, respectively. These expenditures were incurred primarily for the purchase of engineering tools, computer equipment, software, office equipment, and leasehold improvements related to our office relocation in Austin, Texas and our new office openings internationally. Research and development resources are required to develop and expand our core technologies and proprietary product offerings. Our research and development expenses were $53.2 million and $21.9 million during the nine months ended September 30, 2005 and 2004, respectively. These expenditures resulted in the enhancement of our product offerings, technological know how and inventions that have yielded several U.S. patents and pending U.S. patents. We expect to continue to incur significant research and development expenses and will fund these expenses with operating cash flow and existing cash balances. Included in research and development for the nine months ended September 30, 2005, was $11.4 million for acquired in-process research and development at Oasis and Protocom.

Our financing activities provided cash of $4.0 million and used cash of $11.4 million during the nine months ended September 30, 2005 and 2004, respectively. On February 18, 2004, we completed a follow-on equity offering and received $5.3 million of net offering proceeds. We also received $2.3 million and $2.6 million in proceeds from the exercise of employee stock options during each of the nine months ended September 30, 2005 and 2004, respectively. We received $1.7 million and $1.6 million from the purchase of stock under our Employee Stock Purchase Plan during each of the nine months ended September 30, 2005 and 2004, respectively. These proceeds were invested in short-term, investment grade, interest bearing instruments, pending their use to fund working capital, acquisitions and capital expenditures as required. During the nine months ended September 30, 2004, we used $21.0 million to repurchase approximately 1.4 million shares of common stock under a plan of open market purchases approved by our Board of Directors in July of 2004.

The fair value of our investments in marketable securities at September 30, 2005 was $57.9 million. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. Our investment policy is to manage our investment portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds. We diversify the marketable securities portfolio by investing in multiple types of investment-grade securities. Our investment portfolio is primarily invested in short-term securities with at least an investment grade rating to minimize interest rate and credit risk as well as to provide for an immediate source of funds.

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2004:

	Amount of Commitment Maturing by Year
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$20,320	$4,439	$6,817	$4,492	$4,572
Capital leases	70	63	7	—	—
Long-term liabilities (excluding amounts related to operating leases presented above)	60	—	60	—	—
Purchase obligations (primarily inventory)	53,164	51,148	1,906	110	—

Total commitments	$73,614	$55,650	$8,790	$4,602	$4,572

We believe our existing cash balances and short-term investments, together with cash expected to be generated from operating activities, will be sufficient to meet our anticipated cash needs for at least the next

12 months. Our future capital requirements will depend on many factors, including our level of revenues, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products and the realization of contingent payouts resulting from our acquisitions (see Note 7 and Note 13 to Unaudited Condensed Consolidated Financial Statements). We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all. We may enter into acquisitions or strategic arrangements in the future which also could require us to seek additional equity or debt financing.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to uncollectible accounts receivable, inventories, investments, intangible assets, goodwill, income taxes, financing operations, warranty obligations and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our financial statements.

Revenue Recognition. We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SAB 101A and 101B (“SAB 101”) and SAB 104, Revenue Recognition. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgment regarding the fixed nature of the fee charged for products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely impacted.

Revenues from product sales to customers other than distributors and nonrecurring engineering fees are recognized upon shipment and reserves are provided for estimated allowances. We defer recognition of revenues on sales to distributors with rights of return or price protection until our product has been sold by the distributor to their customers. We defer revenues on sales of nonrecurring engineering fees until the related products are shipped.

Short-term Investments. Short-term investments consist of corporate, state and municipal securities with readily determinable fair market values and original maturities in excess of three months. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. Our investments are classified as “available-for-sale” and accordingly are reported at fair value, with unrealized gains and losses reported as a component of stockholders’ equity. Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary. Realized gains and losses on investments are included in interest income.

Inventory Valuation. We value our inventory at the lower of the actual costs of our inventory or its current estimated market value. We record inventory provisions for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provisions may be required.

Accounting for Stock-Based Compensation. We account for our stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock issued to Employees, and related interpretations. We amortize stock-based compensation over the vesting periods of the related options, which are generally either four or five years, in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25.

We have recorded deferred stock-based compensation representing the difference between the deemed fair value of our common stock for accounting purposes and the option exercise price. We determined the deemed fair value of our common stock based upon several factors, including trends in the broad market for technology stocks and the expected valuation we would obtain in an initial public offering. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, materially different amounts of stock-based compensation could have been reported.

Pro forma information regarding net income and net income per share is required in order to show our net income as if we had accounted for employee stock options under the fair value method of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. This information is contained in Note 2 to our financial statements. The fair value of options and shares issued pursuant to our option plan at the grant date were estimated using the Black-Scholes option-pricing model.

Goodwill and Other Long-Lived Assets. We assess whether goodwill and other long-lived assets are impaired on an annual basis. In accordance with SFAS No. 142 Goodwill and Other Intangible Assets, the Company will assess the impairment of goodwill in the fourth quarter, or more frequently if other indicators of impairment arise. Impairment of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

Acquired In-Process Research and Development (“IPR&D”). When we acquire another entity, the purchase price is allocated, as applicable, between net tangible assets, IPR&D, other identifiable intangible assets, and goodwill. Our policy defines IPR&D as the value assigned to those projects for which the related products have not reached technological feasibility and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition, in accordance with accepted valuation methods, and includes consideration of the assessed risk of the project not being developed to a stage of commercial feasibility.

Accounting for Income Taxes. We account for income taxes under SFAS No. 109, Accounting for Income Taxes. Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which we expect the differences will affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Where it is assumed that the reported amounts will be recovered and settled, and that a difference between the tax basis of an asset or liability and its reported amount in the balance sheet will result in a taxable or deductible amount in some future year, a deferred tax asset or liability is established. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and feasible tax planning strategies, and to the extent we believe it is not likely, we establish a valuation allowance.

The determination of the provision for income taxes requires the Company to take positions on certain issues where there is uncertainty in the application of the tax law. The provision for income taxes includes amounts intended to satisfy unfavorable adjustments by the Internal Revenue Service and other tax authorities in an examination of the Company’s income tax returns. The ultimate resolution of these uncertainties may result in an assessment that is materially different from the current estimate of the liability and may result in significant income tax benefits or expenses being recognized in a future period.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The standard requires that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. The provision is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment, which replaced SFAS 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS 123(R), the Company must determine the appropriate fair value method to be used for valuing share-based payments, the amortization method of compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation cost be recorded for all unvested stock options and non-vested stock at the beginning of the first quarter of adoption of SFAS 123(R), whereas the retroactive method requires recording compensation cost for all unvested stock options and nonvested stock beginning with the first period restated.

In March 2005, the SEC issued Staff Accounting Bulletin 107 regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects that the adoption of SFAS 123R on January 1, 2006 will have a material adverse effect on its financial position, results of operation and cash flows. The Company has not yet determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The provision is effective for no later than the end of fiscal year ending December 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement redefines restatements as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks including changes in interest rates and foreign currency exchange risks.

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing the income without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates would have a significant impact on the market value of our investments. As of September 30, 2005, all of our investments were in money market accounts or investment grade securities.

Foreign Currency Risks

The Company is exposed to foreign currency fluctuations. Sales and inventory purchases made by the Company and its subsidiaries are denominated in U.S. dollars. A small percentage of our international purchase transactions are in currencies other than the U.S. dollar. Any currency risks related to these transactions are deemed to be immaterial to us as a whole.

BUSINESS

Overview

We are a fabless semiconductor company that designs, develops, and markets proprietary, analog-intensive, mixed-signal integrated circuits, or ICs, for a variety of products in the consumer electronics and computing markets, including portable compressed audio players, such as MP3 players; notebook and desktop personal computers, or PCs; digital video cameras; multi- function peripheral devices, or MFPs, which incorporate the functionality of multiple discrete devices, including printers, photo-printers, copiers, scanners, and facsimile machines, into a single device; digital televisions; DVD players; set-top boxes; and Universal Serial Bus, or USB, infrared devices. We provide our customers complete, system-level solutions that include highly-integrated ICs, customizable firmware and software, software development tools, reference designs, and applications support. Our focus on providing system-level solutions enables our customers to rapidly introduce and offer electronic products that are small, light-weight, power-efficient, reliable, cost-effective, and capable of performing multiple desired functions.

Industry Background

According to market research firm iSuppli Corporation, the worldwide Analog IC market was $50.8 billion in 2003 and will climb to $91.5 billion by 2008. The source of this statistic is the iSuppli report: “Rising ASPs in 2004: The Resurgence of Standard Linear ICS—Analog and Interface—H1 2004.” Analog ICs monitor and manipulate real world signals such as sound, light, pressure, motion, temperature, and electrical current, and are used in a wide variety of electronic products such as PCs, cellular handsets, DVD players, digital still and video cameras, MFP products, automotive electronics, and medical imaging equipment. Digital ICs perform arithmetic functions on data represented by a series of ones and zeroes, provide critical processing power, and have enabled many of the computing and communication advances of recent years. As digital systems proliferate, there is a growing need for analog functionality to enable these digital systems to interface with the real world.

Several powerful trends are driving demand for analog-intensive, mixed-signal ICs in electronic devices:

•	Smaller, Lighter and More Power-Efficient Portable Electronic Devices. Consumers are increasingly demanding portable electronic devices that enable them to enjoy digital media, communicate, and compute independent of physical location. For example, notebook PC sales are growing at a significantly faster rate than desktop PC sales, and sales of portable compressed audio players and portable storage devices are also growing rapidly. Consumers increasingly desire electronic devices that include wireless connectivity technologies, such as Wireless LAN, Bluetooth, and Infrared connectivity. To respond to demand for smaller, lighter and more power-efficient portable electronic devices, manufacturers are increasingly seeking highly-integrated semiconductor solutions.

•

Demand for Enhanced Audio and Visual Capabilities. Increasing broadband usage, a growing selection of digital media content, such as compressed digital audio files and digital photographs, and a rapid decline in the cost of electronic storage, such as flash memory, are driving consumer desire for digital media content and the devices that play such content. In addition, several developments are driving industry growth. In April 2003, Apple Computer introduced its iTunes Music Store, and according to Apple in July 2005, its customers have purchased and downloaded more than 500 million songs from this online service since inception. In addition to Apple’s iTunes, more than a dozen Microsoft WMA-based pay-per-download music sites have become established over the last two and one half years. These sites include MSN Music, Real Networks, Napster, MusicMatch, and Walmart. Factors supporting the increase in legitimate, paid-content online music sales include (i) the recording industry’s simultaneous legal challenges to free distribution of copyrighted audio content and its cooperation with companies that distribute digital audio content and (ii) the development of protected, digital rights management plans that allow for varying payment and ownership schemes, such as direct purchases of songs or subscription-based plans. Today, substantially all PCs, many DVD players and digital TVs feature advanced audio capabilities such as software equalization, which enables control of sound frequencies through software, and sound spatialization, which provides enhanced stereo effects. To continue to satisfy increasing consumer demand for high-quality audio and visual experiences, manufacturers require ICs that incorporate high-fidelity, analog circuitry for converting digital data, such as compressed audio files, into real world sounds, such as music.

•	Lower Cost Consumer Electronic Products and Growth in Worldwide Consumer Markets. Economic growth and increases in discretionary income in populous, developing countries such as China, are increasing global demand for consumer electronics. For example, according to Euromonitor International, a leading independent provider of strategic market research, China’s consumer electronics market is expected to grow by 48.5 percent in constant value terms until 2008, with an average annual increase of 8.2 percent. At the same time, consumer electronic devices continue to become more affordable. For example, in September 2004, market research firm IDC forecasted the price of flash memory, a key component for compressed audio digital players and digital cameras, to decline from $0.17 per megabyte in 2004 to $0.03 per megabyte in 2008. Together, these trends are accelerating worldwide demand for consumer electronic devices.

Integrating analog and digital components on a single, mixed-signal IC can enable manufacturers to make portable electronic devices that are small, light-weight, power-efficient, reliable and cost-effective. However, creating mixed-signal ICs is complex. Significant experience is required to effectively partition an IC between analog and digital functions to achieve optimal performance and cost. Moreover, combining high-speed digital circuits and sensitive analog circuits onto a single, mixed-signal IC can create electromagnetic interference, or noise, which reduces IC performance. Finally, in contrast to digital circuit design, there are very few automated electronic design tools to effectively assist in the development and reuse of analog portions of mixed signal ICs. Instead, analog circuits usually are designed and integrated with digital circuits through a difficult and time-consuming manual process. Years of experience are required to effectively design mixed-signal ICs, and engineers with these skills are in short supply.

Many analog IC companies offer broad product lines of general-purpose building block components. These analog components usually must be combined with other ICs, resulting in larger and heavier products that consume more power, require larger and more complex printed circuit boards, are more expensive, and can be less reliable than systems on a chip, or SoCs, that are optimized for specific product applications. Many analog IC companies also do not have the software and firmware design capabilities or system-level expertise required to provide integrated system-level solutions to electronics manufacturers.

Manufacturers of electronic products are under increasing pressure to bring their products to market rapidly, at lower cost and with differentiated features. In response to these pressures, manufacturers have reduced their own research and development efforts and are increasingly turning to third-party, mixed-signal IC companies that are capable of providing higher levels of integration, greater functionality in a smaller size with lower power consumption, at a reduced total bill of materials cost. They are also seeking to work with mixed-signal IC companies with system-level expertise that are capable of supplying them with complete hardware and software solutions to enable them to quickly introduce customized products to meet rapidly changing consumer preferences.

SigmaTel’s Solution

We are a provider of analog-intensive, mixed-signal ICs for a variety of products, including portable MP3 players, notebook and desktop PCs, digital video cameras, portable media players, MFP products, digital televisions, DVD players, and set-top boxes. We offer a complete, system-level solution including highly-integrated ICs, customizable firmware and software, software development tools, reference designs, and applications support.

Our analog-intensive, mixed-signal ICs provide our customers with the following benefits:

Mixed-Signal Integration Reduces Size and Cost. We are able to integrate into a single IC many of the components of an entire electronic system or sub-system. For example, in our portable audio SoCs, we incorporate standard digital components such as a processor and memory, certain peripheral connections such as a USB interface, as well as proprietary analog components such as analog-to-digital and digital-to-analog converters, a DC-to-DC converter for dynamic power management, and audio signal amplifiers. Our integration of such a large number of analog and digital components on the same IC eliminates significant design challenges that would otherwise be faced by our customers, enabling them to reduce their overall bill of materials cost and to produce smaller, lighter, more reliable and more power-efficient portable products. For example, A-MAX Technology, Creative Technology and Apple have used our portable audio SoC to produce portable compressed audio players which are approximately the size of a package of chewing gum. Further, our Oasis Semiconductor subsidiary provides a mixed-signal system controller that integrates substantially all of the electronic processing functions of an MFP product onto a single IC, significantly lowering customers’ bills of materials by reducing the number of other components in their MFPs.

Power Management Expertise Enables Extended Battery Life. Our ICs enhance the battery life of our customers’ portable devices. We integrate proprietary DC-DC conversion technology to optimize voltage levels to run different functional areas of our ICs at the minimum power necessary. We also use proprietary design techniques to reduce power consumption, such as the partition or division of our ICs into multiple clock domains to enable us to shut off functional areas of our ICs when not in use. Further, we use highly-optimized software and firmware to reduce the amount of processing power and memory required for a given function, further reducing power consumption. For example, some of our customers have found that their portable compressed audio players that use our ICs provide up to 50 hours of battery life on a AA battery. Instead of extending battery life, many of our customers use smaller batteries, thus enabling them to significantly reduce the overall size and weight of their devices.

Complete, System-Level Solution Accelerates Customer Time to Market. We enable our customers to shorten their time to market and reduce their execution risk by offering complete system-level solutions. As a result, our customers can avoid the need to negotiate with and purchase multiple analog and digital ICs from separate vendors and engineer larger, more complex printed circuit boards, or PCBs, required to accommodate multiple ICs. Less complex PCBs also enable our customers to reduce the time required to set up their manufacturing lines and to reduce overall assembly time, further shortening the time to market for their products. Finally, our customers are not required to engage in the time-consuming process of writing their own firmware or software. Instead, we provide our customers with customizable firmware and software and design tools, through a software development kit, to allow them to rapidly add features to differentiate their products.

Hardware and Software Design for Enhanced End User Experience. We enable our customers to offer products with superior audio quality and advanced features. Our circuit design expertise has enabled us to design highly-integrated products with low noise levels, and thus high audio quality. Our audio codecs facilitate the connection of computers and consumer audio equipment by incorporating consumer, audio-centric interfaces. In addition, the software provided with our ICs allows an end user to enjoy many advanced features such as 3D audio or sound spatialization, surround sound, and software equalization. In addition, our audio codecs’ Universal Jacks™ feature is designed to simplify the use of microphones and speakers, reducing technical support requirements. Our hardware and firmware architecture, combined with our software development kit also enables our customers to customize their products with features such as menu structure and options, configuration of buttons, and other aspects of the user interface.

The SigmaTel Strategy

Our objective is to be a leading supplier of highly-integrated, analog-intensive, mixed-signal ICs for the portable device, consumer electronics, personal computing, and consumer and business office equipment. To achieve this goal, we are pursuing the following strategies:

Target Multiple High-Growth Portable and Non-Portable Electronic Device Markets. By leveraging our proprietary design methodologies and extensive experience, we intend to introduce new analog-intensive, mixed- signal ICs that are small and power-efficient. We have applied our capabilities successfully to expand into the portable compressed audio player, digital still and video camera, MFP, and USB peripherals markets. We are currently the leading supplier of portable audio SoCs for use in flash memory-based compressed audio players. We believe our integration expertise and proprietary power management technology will enable us to efficiently develop new products for existing and emerging portable device market opportunities.

Focus on Industry-Leading Customers. Many of our customers are industry leaders in their respective markets. We are focused on developing close relationships with industry leaders to facilitate rapid adoption of our products, drive higher sales volumes, and gain greater insight into market trends to help us more efficiently develop new products. For a given customer, we seek to expand our product opportunities both within an existing application as well as within new application segments served by these customers. For example, we have been able to leverage sales of our audio codecs for notebook PC customers into sales of audio codecs for desktop PCs sold by these same customers, sales of our portable audio SoCs for portable compressed audio player manufacturers into sales of audio codecs for PCs sold by the same customers, and sales of audio codecs for PC customers into sales of portable audio SoCs for portable compressed audio players sold by the same customers. In addition, our goal is to build strong, collaborative relationships with leading ODMs to help ensure the adoption of our products in their next generation products.

Reuse Core Technologies to Create New Products. We have designed many of the proprietary circuits contained in our mixed-signal ICs to be reusable. By redeploying these reusable circuits, we intend to develop new ICs for use in existing or emerging applications to minimize the risk of and accelerate new product development. Our reuse of proven circuit blocks not only accelerates our internal circuit design process, but also reduces the manufacturing risks associated with the development of new products, allowing us to realize higher product performance, reliability, and manufacturing yields.

Continue to Invest in Technology Development to Extend Market Leadership Position. We believe we have established a reputation as a technology leader in the design and development of analog-intensive, mixed-signal ICs. We intend to extend our technology leadership by leveraging our talent pool of engineers and investing significant resources in recruiting and developing additional expertise in analog-intensive, mixed-signal IC design. As of September 30, 2005, we held 55 U.S. patents and 9 international patents. We are actively expanding our intellectual property position by aggressively investing in research and development and pursuing additional patent applications. In addition, we are actively pursuing patent infringement litigation, which could include International Trade Commission proceedings, against third parties that we believe infringe our patents.

Capitalize on Highly-Focused Business Model. We are a fabless semiconductor company, utilizing third parties to manufacture, assemble and test our products. This approach reduces our capital and operating requirements and enables us to focus on product development. We use standard digital CMOS technology in mature process geometries to reduce our costs and time to market. We rely primarily on a worldwide network of distributors to sell our products, supplemented with direct sales efforts to a limited number of customers. We believe this approach to sales reduces our selling and marketing expenses while enabling us to rapidly grow our business.

Recent Developments

On October 5, 2005, we acquired certain assets, intellectual property and engineering resources from the Direct Digital Amplification (DDX®) product line of Apogee Technology, Inc. for $9.4 million in cash. We also agreed to make an additional payment of up to $4.5 million in cash pursuant to the terms of an earn-out provision based on the achievement by the DDX® business of certain revenues during the one-year period following the closing.

On September 6, 2005, we acquired Oasis Semiconductor, Inc., a privately held provider of ICs for the multi-function peripheral market, for $57 million in cash. We also agreed to make an additional payment of up to $25 million in cash pursuant to the terms of an earn-out provision based on the achievement by the Oasis business of certain calendar year 2006 revenues.

On August 26, 2005, we completed our acquisition of Protocom Corporation, a privately held provider of ICs to the digital video camera market, for $18.8 million in cash and $28.2 million in the form of 1,437,304 shares of SigmaTel common stock. We are registering for resale pursuant to this prospectus the 1,437,304 shares issued to the Protocom shareholders under the terms of the acquisition agreement.

On July 26, 2005, we acquired certain assets, intellectual property and engineering resources associated with the Rio® portable audio product line from D&M Holdings, Inc. for $10 million in cash.

SigmaTel’s Markets and Products

We currently design, develop and market proprietary, analog-intensive, mixed-signal ICs for portable compressed audio players, notebook and desktop PCs, consumer audio and video equipment, multi-function peripheral products, or MFPs, and infrared peripherals.

Portable Audio SoCs

Advances in file compression technology and growth in broadband usage have made it increasingly convenient to store and transfer digital audio files. The most common standard today, MP3, typically provides a greater than ten-to-one file size reduction for digital audio content. Other standards, such as Windows Media Audio, or WMA, and mp3PRO offer even greater compression capabilities. In recent years, a number of companies have introduced products that play compressed digital audio files. These products require ICs to decode the compressed files into audible sound.

Our portable audio SoCs are highly-integrated, battery-optimized ICs designed to decode compressed audio files, such as MP3 files. We offer a broad range of portable audio SoCs at various price points and with a variety of features. For example, some of our more advanced portable audio SoCs incorporate USB2.0 Hi-Speed capability, a next generation USB standard that allows for faster data transfer rates than USB1.1. In addition, several of our portable audio SoCs feature support for miniature hard disk drives, or HDDs, enabling recording onto high-capacity media.

The following table summarizes our family of portable audio SoCs:

		Key Features
Product	Introduction Date(1)	Playback/ Record	USB Capability	Display(2)	Battery Support	Battery Life (Hours) (3)	Storage Media
STMP 3410	Q4 2001	• MP3/WMA/mp3PRO playback • Digital rights management • Voice record	• 1.1 • Mass storage	• LCD • LED	• 1xAA • 1xAAA • 2xAA • 2xAAA • Lithium ion • Nickel Metal Hydride	35	Flash and hard drive

STMP 1342	Q3 2002	• MP3/WMA/mp3PRO playback • Digital rights management • Voice record	• 1.1 • Mass storage	• LED	• 1xAA • 1xAAA	35	Flash

STMP 3420	Q2 2003	• MP3/WMA/mp3PRO playback • MP3 encode • Digital rights management • Voice record	• 1.1 • Mass storage	• LCD • LED	• 1xAA • 1xAAA • 2xAA • 2xAAA • Lithium ion • Nickel Metal Hydride	35	Flash

STMP 3510/20	Q4 2003	• MP3/WMA/mp3PRO playback • MP3 encode • Digital rights management • Voice record	• 2.0 (Hi-Speed) • Mass storage	• LCD • LED	• 1xAA • 1xAAA • 2xAA • 2xAAA • Lithium ion • Nickel Metal Hydride	50	Flash

STMP 3550	Q4 2003	• MP3/WMA/mp3PRO playback • MP3 encode • Digital rights management • Voice record	• 2.0 (Hi-Speed) • Mass storage	• LCD • LED	• 1xAA • 1xAAA • 2xAA • 2xAAA • Lithium ion • Nickel Metal Hydride • Recharge Circuit	50	Flash and hard drive

STMP 3502	Q3 2004	• MP3/WMA playback • Voice record	• 2.0 (Full-Speed) • Mass storage	• LCD • LED	• 1xAA • 1xAAA	25	Flash

STMP 3505/6	Q4 2003	• MP3/WMA/mp3PRO playback • MP3 encode • Digital rights management • Voice record	• 2.0 (Full-Speed) • Mass storage	• LCD • LED	• 1xAA • 1xAAA • 2xAA • 2xAAA • Lithium ion • Nickel Metal Hydride	50	Flash

(1)	Introduction date refers to the calendar quarter in which production shipments were initially made to customers.

(2)	Liquid Crystal Display (LCD) and Light Emitting Diode (LED).

(3)	Using a single AA battery, MP3 playback at medium volume levels.

FM Tuner

SigmaTel’s STFM 1000 is our recently announced FM tuner designed to work with SigmaTel’s 3500 and 3600 families of portable audio SoCs to provide the added capability of receiving FM radio stations. Since the

STFM 1000 was designed to work with SigmaTel’s portable audio SoCs, SigmaTel eliminated significant blocks of circuitry that are typically found in off-the-shelf FM tuners and which are redundant with circuitry already found on SigmaTel’s portable audio SoCs. The elimination of this redundant circuitry results in an IC that consumes less power and is smaller than off-the-shelf FM tuners.

Portable Imaging SoCs

Similar to file compression technology for audio data, advances in video compression algorithms allow high quality video images (and the accompanying audio) to be stored using increasingly smaller file sizes. In order to take advantage of these compression technologies, digital video recorders and digital camcorders require ICs that can compress a video and audio stream using these advanced compression algorithms. Products which play compressed digital video files, such as digital video recorders and portable video players, also require ICs that can decode the compressed files into digital video images and sound.

SigmaTel’s PR818S portable imaging SoC is designed to compress a video and audio stream using these advanced compression techniques. As opposed to relying on a software implementation of these compression algorithms, SigmaTel’s PR818S uses a hardware solution, which means that certain circuitry in the chip is dedicated to the various compression algorithms. SigmaTel’s solution results in significantly lower power consumption than solutions using software implementations of the compression algorithms. As a result of its lower power consumption, the PR818S is suitable for battery powered consumer products, such as digital camcorders and portable video players. SigmaTel’s PR818S portable imaging SoC also decodes images compressed with these advanced compression algorithms for playback of video and audio.

The following is a summary of the key features of our PR818S portable imaging SoC:

Key Features

Video Formats (Full Duplex):	MPEG-4 ASP/SP, MPEG-2, NTSC (720x480); PAL (720x576) – all at full frame rate (up to 30 fps)

Audio Formats:	ADPCM, MP3

External Memory Support:	NOR Flash, SDRAM

Hard Disk Interface:	IDE

Display Interface:	LCD (RGB666)

Connectivity:	USB 2..0, PCI

Power Consumption:	Approx. 400mW during simultaneous video capture and playback; Approx. 250mW during video playback

Notebook and Desktop PC Audio Codecs

Notebook and desktop PCs continue to become increasingly media oriented as consumers use their PCs to play compressed audio files, CDs, advanced video games and DVDs. Microsoft’s Media Center initiative continues to push the PC into the living room entertainment center which requires higher levels of audio fidelity. Intel’s Digital Home and Digital Office initiatives are creating new opportunities for increased audio capabilities. Today’s PC applications require high performance audio codecs with varying capabilities offered at various price points. The notebook PC segment and various smaller form factor desktop PCs require small form factors and low power consumption.

We offer a family of notebook and desktop PC audio codecs that provide playback and record functions with high audio fidelity. Until 2004, our PC audio codecs have been built in accordance with an Intel sponsored specification called “Audio Codec, 1997,” or AC 97. We worked with Intel to develop Intel’s High Definition Audio (HD Audio) specification which was released in 2003 to enable increased audio performance in the PC and in PC-like systems.

In 2004, we introduced our first products which were developed in accordance with the HD Audio specification. Building on our mixed signal expertise, we developed a second generation of HD Audio codecs that are targeted at providing high fidelity audio to notebook and desktop PCs. In 3Q 2005, we introduced the first of our third generation of HD Audio Codecs that are providing advanced features enabling our customers to innovate their designs while reducing system costs. The HD Audio product family now includes a broad range of 2-channel HD-Audio codecs that set a new performance standard for notebook PCs and 8-channel HD Audio codecs that are specifically targeted to provide theater quality 7.1 audio to entertainment and mainstream PCs. These new codecs provide true 24-bit audio capabilities with SNR (Signal-to-Noise Ratio) performance that is similar to consumer electronics products. The continued convergence of PC and consumer audio equipment has led to increasing demand for our audio codecs within consumer electronic devices such as digital TVs and set-top boxes. To address this trend, we incorporate interfaces such as Inter-IC Sound, or I2S, Sony/Philips digital interface, or S/PDIF, and ADAT within our products to facilitate connectivity.

Our latest Theater Quality codec provides the Sound Reality ™, a Sony trademark, technology in Sony’s latest VAIO PCs and provides an industry best 107dB SNR. Our latest family of 2-channel high fidelity codecs provide technology that support digital microphones and fax/modem. These new products are the first in the market to provide an interface to digital microphones. Digital microphone technology enables the optimal placement of microphones in a notebook PC application (in the display bezel) resulting in dramatic increases in voice input performance benefiting the rapidly growing Voice over Internet Protocol (VoIP) application base.

In conjunction with our PC audio codecs, we also provide advanced software solutions for traditional stereo and multi-channel PC audio. Our complete solution eliminates the need for add-in sound cards when integrating our codec solutions directly on the desktop motherboard and into notebook PCs, providing speed, performance, power saving efficiencies and lower overall system cost. Our SigmaTel Kernel Processing Interface (SKPI) enables advanced professional grade software plug-ins from SigmaTel and third parties to further enhance the performance of the audio subsystem.

The following table summarizes our family of notebook and desktop PC audio codecs:

Key Features

Product	Introduction Date(1)	System Interface	Number of Channels	Signal to Noise Ration (dB)	I2S Interface	S/PDIF Interface	ADAT Interface	Jack- sensing	Digital Microphone Interface	Integrated Modem Support	Application
STAC 9750	Q2 2001	AC97	2	90		✓					Notebooks and desktops
STAC 9766	Q3 2001	AC97	2	100		✓		✓			Notebooks and desktops
STAC 9752	Q2 2002	AC97	2	90		✓		✓			Notebooks and desktops
STAC 9758	Q3 2002	AC97	6	98		✓		✓			Notebooks and desktops
STAC 9752A	Q1 2004	AC97	2	94		✓		✓			Notebooks and desktops
STAC 9770	Q2 2004	AC97/HD Audio	2	100	✓	✓		✓			Notebooks and desktops
STAC 9772	Q2 2004	AC97/HD Audio	2	90		✓		✓			Notebooks and desktops
STAC 9200	Q1 2005	HD Audio	2	100		✓		✓			Notebooks and desktops
STAC 9220	Q1 2005	HD Audio	8	95		✓		✓			Desktops and high-end notebooks
STAC 9221	Q1 2005	HD Audio	8	105	✓	✓	✓	✓			High-end and entertainment desktops
STAC 9223	Q1 2005	HD Audio	8	95		✓	✓	✓			Mainstream Consumer Desktop
STAC 9202	Q3 2005	HD Audio	2	100		✓		✓	✓		Notebooks
STAC 9250	Q3 2005	HD Audio	2	100		✓		✓		✓	Notebooks

(1)	Introduction date refers to the calendar quarter in which production shipments were initially made to customers.

Consumer Audio Codecs

Consumer audio devices typically require superior audio quality, more audio channels, and greater power output than PCs. Consumer audio codecs typically interface to the system using the I2S interface instead of the PC Audio interface. However, consumer devices, such as personal video recorders, are increasingly incorporating PC components such as hard disk drives and microprocessors. As a result, the same AC97 and HD Audio codec technology currently employed in nearly all PCs is increasingly being used in non-PC consumer products.

Our consumer audio codecs typically provide surround sound playback capability at very high audio performance levels. We believe our AC97 and HD Audio codecs, which employ the consumer audio-centric I2S interfaces and S/PDIF interfaces, are well positioned to take advantage of the emerging convergence of PC and consumer audio equipment. Additionally, PC Audio Codecs may be used in consumer audio applications when PC architecture components are used.

The following table summarizes our family of consumer audio codecs:

Key Features

Product	Introduction Date(1)	Number of Channels	Signal to Noise Ratio (dB)	I2S Interface	S/PDIF Interface	Recording Capability	Application
STAC 9460	Q3 2000	6	107	✓		✓	DVD players, set-top box
STAC 9461	Q2 2001	6	107	✓			DVD players, set-top box
STAC 9462	Q2 2001	2	107	✓		✓	DVD players, set-top box
STAC 9463	Q2 2001	2	107	✓			DVD players, set-top box

(1)	Introduction date refers to the calendar quarter in which production shipments were initially made to customers.

Multi- Function Peripheral Products

We entered the multi- function peripheral products, or MFP, system controller market through our September 2005 acquisition of Oasis Semiconductor, Inc. The MFP market is part of the broader market for consumer and business office equipment, which also includes, among other devices, stand-alone printers, copiers, scanners, and facsimile machines. MFPs are complex devices capable of performing multiple tasks, such as printing and receiving a facsimile simultaneously. These devices require a variety of high performance semiconductor components, multiple motor controls, print engine control, connectivity technologies, such as analog modems and universal serial bus, or USB, and extensive firmware and software.

MFP vendors face intense pressure to offer high performance products with rich features that are easy to use at attractive prices. Many vendors are finding it is not cost-effective to develop and maintain complex MFP technologies. As a result, many MFP brand name companies are outsourcing some or all of the design and manufacturing of their MFPs to third-party contract manufacturers. A key component of the MFP is the system controller, which provides substantially all of the electronic processing functionality required for MFPs to operate, including image capture and processing, motor control, print engine control, and connectivity with PCs and other peripherals.

Our MFP system controller solutions include: mixed-signal ICs; extensive firmware, which is software that operates on our ICs; reference designs; and development tools. We offer our MFP system controller solutions as application-specific standard products, or ASSPs, so that a wide range of MFP vendors can utilize them in their

MFP products. Our MFP system controller solutions provide substantially all of an MFP’s electronic processing functionality, including image capture and processing, motor control, print engine control and connectivity with PCs, and other peripherals. By offering ASSPs with extensive firmware, we enable our customers to rapidly introduce and market high-quality MFPs and other related products that offer ease of use at an attractive price.

Our current MFP ASSP products include our DigiColor2 and our DigiColor2000 product families. The DigiColor2 is a color MFP system controller which first went into production in the fourth quarter of 2001. In developing the DigiColor2, we reused the core technology of our earlier DigiColor1 (our first color MFP system controller which first went into production in the first quarter of 2000), increased the power of the microcontroller, and integrated additional image-processing features, USB 1.1 connectivity, and printer controller functionality which allows our MFP system controller solutions to control inkjet print heads directly.

The DigiColor2000 is a mixed-signal, color MFP system controller which first went into production in 2004. In developing the DigiColor2000, we reused the core technology of our DigiColor2 and integrated numerous additional analog and digital features, resulting in lower system cost and greater system functionality. Upgraded features added to the DigiColor2000 include USB 2.0 and USB host support, 802.11 and Irda wireless support, digital camera support, a scanner analog front end, a real-time clock, and universal print controller functionality.

USB Infrared ICs

USB is a common peripheral connection featured on PCs. USB enables high data transfer rates and is replacing prior technologies such as serial and parallel ports. Data is typically transferred from a PC’s USB connection by means of a physical cable, or through more advanced technologies such as infrared transmission, to peripheral devices such as cell phones and personal digital assistants. Our products address wireless infrared communications.

IrDA is a standard defined by the Infrared Data Association consortium to specify the point-to-point wireless transfer of data via infrared radiation. Because only two devices are allowed to communicate at a time, the security risks associated with IrDA are greatly minimized. The primary devices that incorporate IrDA are notebook and desktop PCs, PDAs, computer printers, cell phones, digital cameras and medical devices. Due to the portable nature of many of these applications, IrDA components must be small, lightweight and consume little power.

Our initial product in the USB peripherals market was a USB/IrDA bridge controller IC implementing the USB 1.1 interface standard to enable high-speed (up to 4 megabits per second) wireless infrared data communications through a standard desktop or notebook PC USB port to infrared enabled mobile devices. Our USB-to-Infrared bridge device is commonly used in external peripheral devices, typically called infrared dongles, to enable standard desktop PCs and notebook PCs which do not include an integrated infrared transceiver to communicate with other infrared equipped products. Infrared dongles may be configured as a small plastic case with an integrated infrared window and a typical USB connector or cable. If the USB connector is integrated directly into the plastics and the cable is eliminated, the unit is typically called an Infrared stick.

During the first quarter of 2004, we introduced our second USB Infrared bridge controller IC, the STIR4210, implementing the higher speed USB 2.0 Hi-Speed interface. The STIR4210 enables Serial Infrared (SIR), Medium Infrared (MIR) and Fast Infrared (FIR) IrDA communications up to 4 megabits per second. In the third quarter of 2004, we introduced the STIR4220 USB Infrared bridge controller that is the world’s first Very Fast Infrared (VFIR) controller providing IrDA communications up to 16 million bits per second. VFIR enables the wireless transfer of a 3 megabyte digital music file or high resolution photo in approximately 2 seconds.

The following table sets forth our revenues for each product class which accounted for greater than 15% of our revenues during any of the last three years (Audio Codecs include both notebook and desktop PC audio codecs and consumer audio codecs):

	Year Ended December 31,
	2004	2003	2002
Portable Audio SoCs	89.3%	75.9%	51.8%
Audio Codecs	8.5	19.6	44.9

Customers, Sales and Marketing

Our marketing and sales strategy is to achieve design wins with technology leaders and emerging participants in the portable compressed audio player, personal computer, consumer audio equipment, and USB peripherals markets. We principally rely on distributors to market our products. Our direct and indirect customers include both OEMs and ODMs.

Many of the leading OEMs in our markets use ODMs to manufacture their products. Accordingly, a significant portion of our revenues are based on sales to ODMs by our distributors. Three of the largest ODMs that purchase our products are Tai Guen Enterprise, A-MAX Technology, and Creative Technology. These ODMs not only manufacture portable compressed audio players and notebook or desktop PCs for Legend Computer, Dell, Gateway, and others, but they also manufacture their own branded products.

During the twelve months ended December 31, 2004, each of the following customers purchased more than $2 million of our products directly from us or through our distributors:

A-MAX Technology	Foxda	MSI
ASUS	IDT	Philips
ATLM	JingWah	Quanta
AVC	IMT	Thomson
Compal	Lanview	Samsung
Cowon	Lite-on	Tai Guen Enterprise
Creative Technology	Meizu	Truly

We have sold products to more than 300 direct and indirect customers during the last twelve months. During the year ended December 31, 2004, GMI, a distributor, Holystone, also a distributor, and Creative Technology, an affiliate, contributed 27.3%, 17.0% and 14.1% of our revenues, respectively. During the year ended December 31, 2003, revenues from Holystone, Creative Technology and GMI contributed 31.9%, 14.3% and 10.6% of our revenues, respectively. During the year ended December 31, 2002, Holystone and Creative Technology contributed 35.0% and 21.2% of our revenues, respectively.

We utilize independent sales representatives and distributors with locations throughout the world. These “SigmaTel Qualified Distributors” have been selected based on their understanding of the mixed-signal IC marketplace and are measured on their ability to provide effective field sales support for our products. To supplement these sales representatives and distributors, we maintain direct sales offices in Texas, California and Hong Kong to call on certain key customers. We also utilize application engineers to provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. Information about our revenues and long-lived assets in different geographic regions of the world is provided in Note 17 to the financial statements.

Our marketing group focuses on our product strategy, product development road maps, new product introduction process, demand assessment and competitive analysis. The group works closely with our sales and research and development groups to align our product development road map to meet key channel technology requirements from a strategic perspective. The group also ensures that product development activities, product launches, channel marketing program activities, and ongoing demand and supply planning occur in a well-managed, timely basis in coordination with our development, operations, and sales groups, as well as our ODMs, OEMs and distributors.

Our sales are made primarily pursuant to standard purchase orders. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that backlog is not a good indicator of our future sales.

Research and Development

We engage in substantial research and development to develop new products to support our growth. We employ product designers who have expertise in system architecture, mixed-signal design, customizable firmware and software, and software development tools. As of October 14, 2005, we had 422 full-time employees engaged in research and development. Our research and development expense was $53.2 million of the nine months ended September 30, 2005 and $32.3 million, $17.9 million, and $11.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. All development is carried out using ISO9001:2000-certified and HSPM-certified design processes, and our design tools are frequently enhanced to improve design, fabrication, and verification of our products.

Technology

We have several key technological core competencies and have assembled a development team with extensive mixed-signal design expertise to capitalize on these competencies. Where cost-effective, we purchase designed and verified function blocks, such as a DSP core and USB controller, from third-party vendors.

We combine high performance analog functionality on the same chip with digital functionality. One attribute of digital circuits is high-speed switching between logic states which generates transients known as electromagnetic interference or electrical noise. There are significant design and development challenges involved in mixing noisy digital circuits with noise-sensitive high performance analog circuits on the same IC. Our designers are skilled at solving these problems to achieve high-fidelity audio performance on a mixed-signal SoC.

Our engineers possess a high degree of systems-level knowledge of both the customer’s OEM system functionality and the advantages and limits to the analog and digital signal processing that may be performed on the SoC. Optimizing the partitioning of system functionality between analog and digital signal processing, whether through hardware, firmware or software, is key to minimizing die size while maintaining functional flexibility via programmability.

We design all of our ICs to be manufactured using industry standard digital CMOS technologies. While it is significantly more difficult to design high performance analog in digital CMOS processes, as opposed to processes especially adapted to analog, there are multiple advantages to this approach, including reduced cost, reduced manufacturing risk, and greater worldwide foundry capacity.

Manufacturing

We design and develop our products and electronically transfer our proprietary designs to third-party foundries to process silicon wafers and produce the ICs. The wafers are then shipped from foundries to our subcontractors, where they are assembled into finished ICs and electronically tested before delivery to our customers. We believe that our outsourced manufacturing model significantly reduces our capital requirements and allows us to focus our resources on the design, development and marketing of our ICs. In addition, we benefit from our suppliers’ manufacturing expertise, and from the flexibility to select those vendors that we believe offer the best capability and value.

IC Fabrication

Our principal foundries are Taiwan Semiconductor Manufacturing Company in Taiwan and Chartered Semiconductor Manufacturing in Singapore. We also use Hyundai Electronics Industries in South Korea for certain products. These foundries currently fabricate our devices using mature and stable CMOS process technology with feature sizes of 0.18-micron and higher. We regularly evaluate the benefits and feasibility, on a product by product basis, of migrating to smaller process geometries to reduce cost and improve performance.

Assembly and Test

Following wafer processing, our wafers are shipped to our subcontractors where they are singulated into die, assembled into finished IC packages, and electrically tested. Our products are designed to use low cost, industry standard packages and be tested with widely available automatic test equipment. We develop and control all product test programs used by our subcontractors. These test programs are developed based on product specifications, thereby maintaining our ownership for the functional and parametric performance of our devices. We currently rely on ASAT Holdings in Hong Kong and China, United Test and Assembly Center in Singapore, Advanced Semiconductor Engineering in Taiwan, and Signetics in South Korea to assemble and test our products.

Quality Assurance

We have designed and implemented a quality management system that provides the framework for continual improvement of products, processes and customer service. We apply well-established design rules and practices for CMOS devices through standard design, layout and test processes. We also rely on in-depth simulation studies, testing and practical application testing to validate and verify our products. We emphasize a strong supplier quality management practice in which our manufacturing suppliers are pre-qualified by our operations and quality teams. In October 2005, we became the first company in the world to be granted registration from IECQ/ECCB for the IECQ-Hazardous Substance Process Management, or HSPM, which is based on the Electrical and Electronic Components and Products Hazardous Substance Free Standard, EIA/ECCB-954 International Standard. SigmaTel’s HSPM certification ensures that we have the internal processes to recognize our customers’, as well as statutory and regulatory, requirements for hazardous substance free products. Suppliers are required to have a quality management system, certified to ISO9000 standard, an environmental management system certified to ISO14000 standard, and to be HSPM certified and/or have third party certificates of compliance on all materials used in SigmaTel products. To ensure consistent product quality, reliability and yield, we closely monitor the production cycle by reviewing electrical, parametric and manufacturing process data from each wafer foundry and assembly subcontractor.

Competition

The markets for our ICs are intensively competitive. We believe that the principal bases of competition in our industry are:

•	product performance, level of integration, power efficiency, reliability, and price;

•	the ability to influence and comply with industry standards;

•	timeliness of new product introductions;

•	ability to obtain foundry capacity;

•	intellectual property position;

•	customer support; and

•	reputation and financial resources.

We believe that we compete favorably with respect to each of these factors. However, some of our larger competitors have greater financial resources, a greater ability to influence industry standards, and much more extensive patent portfolios than we do. We anticipate that the market for our products will be subject to rapid technological change. As we enter new markets and pursue additional applications for our products, we expect to face competition from a larger number of competitors. We face significant competition in each of our product lines. Within the portable compressed audio player market, we primarily compete with Actions Semiconductor, Philips Semiconductor, PortalPlayer, Samsung, Telechips and Texas Instruments. In the audio codec market, we compete primarily with AKM, Analog Devices, C-Media, Cirrus Logic, and Realtek. Within the USB peripherals market, we compete primarily with MosChip Semiconductor and Prolific Technology, and with other multi-chip solutions. Within the MFP market, we compete primarily with Zoran Corporation and in-house captive suppliers. We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors, and innovative start-up semiconductor design companies. Certain of our customers have developed products or technologies internally which are competitive with our products. Other customers could develop internal solutions or enter into strategic relationships with or acquire existing mixed-signal IC providers. Any of these actions could replace their need for our products.

Intellectual Property

Our success and future growth will depend on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, contractual provisions, and licenses to protect our intellectual property. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other security measures.

As of September 30, 2005, we held 55 issued U.S. patents and 9 international patents. Our patents and patent applications cover features employed in each of our existing product families. Our patents have expiration dates ranging from 2015 to 2023. We continue to actively pursue the filing of additional patent applications.

We claim copyright protection for the proprietary documentation used in our products and for the firmware and software components of our products. We have registered 16 U.S. copyrights, covering certain of our firmware and software applications. We have also registered the “SigmaTel” name and logo as trademarks in the U.S. and also have certain other trademarks with respect to products of businesses we have acquired.

While our patents and other intellectual property rights are important, we believe that our technical expertise and ability to introduce new products in a timely manner will also be important factors in maintaining our competitive position.

We intend to protect our rights vigorously, but there can be no assurance that our efforts will be successful. Thus, despite our precautions, a third party may copy or otherwise obtain and use our products, services or technology without authorization, develop similar technology independently or design around our patents. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. Moreover, we often incorporate the intellectual property of third parties into our designs, and we have certain obligations with respect to the non-use and non-disclosure of such intellectual property. There can be no assurance that the steps we have taken to prevent misappropriation or infringement of our intellectual property or third parties will be successful.

Employees

As of September 30, 2005, we employed 622 full-time people, including 422 in research and development, 49 in operations, 80 in sales and marketing, and 71 in administration. We have never had a work stoppage and none of our employees is represented by a labor organization. We consider our employee relations to be good.

Facilities

Our main executive, administrative and technical offices occupy approximately 169,000 square feet in Austin, Texas, under two separate leases, one for approximately 25,000 square feet that expires in October of 2007 and the other for approximately 144,000 square feet that expires in August 2013.

We are still leasing approximately 80,000 additional square feet in Austin, Texas which space was formerly used for our headquarters. The leases for this space expire in September 2006 with respect to approximately 46,000 square feet, in February 2007 with respect to approximately 25,000 square feet, and in September 2007 with respect to approximately 9,000 square feet. We do not currently occupy or utilize any of this space and sublet all of it to unrelated third parties pursuant to sublease agreements which extend until the expiration dates of our leases for this space.

Our MFP products group occupies approximately 91,000 square feet in Waltham, Massachusetts pursuant to a lease which expires in February 2010. We currently sublet approximately 35,000 square feet of this space to unrelated third parties through February 2007.

Our portable imaging SOCs group occupies approximately 15,000 square feet in Cupertino, California pursuant to a lease which expires in July 2007.

In addition to these properties, we lease facilities in Hong Kong, Taiwan, China, Korea, Japan, Singapore and Cambridge, England for sales, marketing, administrative, design and manufacturing support activities.

Legal Proceedings

Many participants in the semiconductor industry have a significant number of patents and have frequently demonstrated a willingness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, we have received, and expect to continue to receive, notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. Some of these claims have led to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging infringement by us of third-party patents, misappropriation or misuse by us of third-party trade secrets, or invalidity of our patents will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the invalidity of our patents will not materially and adversely affect our business, financial condition and results of operations. As of June 30, 2005, we were party to the following legal proceeding:

Actions Semiconductor

On January 4, 2005, we filed a lawsuit against Actions Semiconductor Company, Ltd., based in Zhuhai, Guangdong, China (“Actions Semiconductor”), in the United States District Court for the Western District of Texas, Austin Division. We assert that certain Actions Semiconductor ICs that are incorporated as components in MP3 players being shipped into the United States infringe multiple SigmaTel patents related to our portable audio SoCs. We are seeking damages and requesting a permanent injunction prohibiting Actions Semiconductor from designing, manufacturing or selling the infringing MP3 integrated circuits in the United States. We are also requesting a permanent injunction prohibiting further shipment of products into the United States that use Actions Semiconductor integrated circuits. . In May, 2005, this United States District Court case was formally stayed, by mutual agreement of the parties, during the pendency of the U.S. International Trade Commission investigation described below.

In addition, on March 14, 2005, we filed a complaint requesting that the U.S. International Trade Commission (the “ITC”) initiate an investigation of Actions Semiconductor Company, Ltd., for violation of Section 337 of the Tariff Act of 1930, in the importation, sale for importation and sale in the U.S. after importation of certain audio processing integrated circuits and other products containing these audio processing ICs. In our complaint, as amended, we asked the ITC to investigate whether certain Actions Semiconductor products infringe on one or more of the claims of U.S. Patent Nos. 6,137,279, 6,633,187, and 6,366,522. On April 18, 2005, the ITC instituted an investigation into Actions Semiconductor’s actions based on our allegations. On October 14, 2005, the administrative law judge presiding over this investigation granted our request to remove Patent No. 6,137,279 from the investigation. With respect to all of the remaining patents, we are seeking a permanent exclusion order banning the importation into the U.S. of the allegedly infringing products and a cease-and-desist order halting the sale of these infringing products, as well as other relief the ITC deems appropriate. A trial in this ITC investigation is currently scheduled to begin on November 29, 2005.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors as of December 31, 2005:

Name	Age	Title
Ronald P. Edgerton	54	Chairman of the Board, Chief Executive Officer and President
Michael R. Wodopian	53	Senior Vice President of Portable SoC Business
Stephan L. Beatty	39	Senior Vice President of Operations and Engineering Services
Philip E. Pompa	49	Senior Vice President of Integrated Components Group
Ross A. Goolsby	38	Vice President of Finance, Chief Financial Officer and Secretary
Michael E. Barton	65	Vice President of Worldwide Sales
Alan D. Green	41	Vice President and General Counsel
Melissa C. Groff	40	Vice President of Human Resources
Alexander M. Davern(1),(2),(3)	39	Director
Robert T. Derby	67	Director
John Hime(1),(2),(3)	56	Director
Kenneth P. Lawler	46	Director
William P. Osborne(1),(2),(3)	61	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

(3)	Member of the nominating and corporate governance committee.

Ronald P. Edgerton has served as our President and Chief Executive Officer since March 2001, and as a member of our board of directors since May 2000, serving as Chairman of the Board of Directors since July 2003. From January 1997 until joining SigmaTel, Mr. Edgerton was President of his own consulting firm, Edgerton Consulting, Inc., which provided general consulting services, such as business plan development and analysis of acquisition opportunities, for small technology companies. From January 1995 until September 1996, Mr. Edgerton worked for Eastman Kodak, initially as Chief Financial Officer of a subsidiary and then as General Manager of the Digital Medical Imaging Business Unit. From May 1990 until December 1994, Mr. Edgerton served as Chief Financial Officer of Cyrix Corporation and was responsible for Cyrix’s worldwide accounting, management information systems, and human resources functions, during which period Cyrix conducted its initial public offering. From June 1976 until September 1986, Mr. Edgerton held various financial and marketing positions with Ford Motor Company, May Department Stores and Northern Telecom. Mr. Edgerton holds both a Bachelor of Business Administration and a Masters of Business Administration from Western Michigan University.

Michael R. Wodopian has served as our Senior Vice President of Portable SoCs since November 2004. From December 2003 until November 2004, Mr. Wodopian served as our Vice President of Marketing and Business Development. From March 2000 until June 2003, Mr. Wodopian served in various capacities with Intel Corporation, including Group Marketing Director, Optical Products and General Manager, Networking Components Division. From January 1998 until March 2000, Mr. Wodopian served as Vice President, Business Development & Strategic Planning for Level One Communications and was one of four Level One executives instrumental in the acquisition of Level One by Intel. From 1980 until December 1997, Mr. Wodopian held various positions with Advanced Micro Devices, a designer and manufacturer of integrated circuits, including Director of Marketing, Communications Products Division, from May 1994 until December 1997. Mr. Wodopian holds a Bachelor of Science in Electrical Engineering from the University of Connecticut.

Stephan L. Beatty has served as our Senior Vice President of Operations and Engineering Services since November 2004. From May 2003 until November 2004, Mr. Beatty served as our Vice President of Operations.

From March 2002 until May of 2003, Mr. Beatty served as Director of Operations. Mr. Beatty is our key liaison with foundries and subcontractors and is responsible for the management of product planning, manufacturing and development, reliability assurance of products and processes, and negotiation of pricing arrangements with suppliers. From January 2001 until March 2002, Mr. Beatty served with us as an Operations Manager. From December 2000 until January 2001, Mr. Beatty served with us as a Product/Test Manager. From April 2000 until December 2000, Mr. Beatty served with us as a Product/Test Engineer. From April 1995 until April 2000, Mr. Beatty served as a Technology Development Engineer for Motorola, Inc. Mr. Beatty holds both a Bachelor of Science in Bio-engineering and a Bachelor of Science in Electrical Engineering from Texas A&M University.

Philip E. Pompa has served as our Senior Vice President of Integrated Components Group since September 2005. Prior to then, Mr. Pompa served as our Vice President of Integrated Components Group from May 2004 until September 2005. From February 2002 until May 2004, Mr. Pompa served as Vice President of Marketing for Advanced Micro Devices, Inc. From April 2000 until February 2002, Mr. Pompa co-founded and served as the Vice President of Marketing at Alchemy Semiconductor, a fables semiconductor company. From January 1999 to April 2000, Mr. Pompa served as Vice President of Sales and Marketing for Cadence Design Systems, Inc., a provider of electronic design technologies and engineering services. From 1997 until 1998, Mr. Pompa served in various capacities at UMAX Technologies, Inc., a designer and distributor of imaging products, including as President of Corporate Strategy and as Vice President of Marketing and Strategy Planning prior to that. From 1992 until 1997, Mr. Pompa served as Director of Marketing at Motorola Inc. Mr. Pompa holds both a Bachelor of Science in Electrical Engineering and a Masters in Business Administration from Stanford University.

Ross A. Goolsby has served as our Chief Financial Officer, Vice President of Finance and Secretary since September 2001. From June 1999 until August 2001, Mr. Goolsby served as Chief Financial Officer of Utiliserve, Inc., an electrical utility products distributor, and was responsible for Utiliserve’s finance, accounting and human resources functions. From January 1993 until June 1999, Mr. Goolsby served as a Vice President and Controller of Cameron Ashley Building Products, Inc., a publicly-traded building products distributor, where he was responsible for finance and accounting and was substantially involved in merger and acquisition transactions and preparing periodic filings with the Securities and Exchange Commission. Mr. Goolsby holds a Bachelor of Business Administration in Accounting from the University of Houston.

Michael E. Barton has served as our Vice President of Worldwide Sales since November 2004. Prior to joining SigmaTel, Mr. Barton served as Vice President of Worldwide Sales for Pixelworks, Inc., a provider of integrated circuits for the advanced display industry, from January 1999 to December 2003. From December 1996 until September 1998, Mr. Barton served as Senior Vice President of Sales with Evergreen Technologies, Inc., a provider of CPU and processor upgrade and mass storage technologies. Before that, he held the role of Vice President of Sales for Cyrix Corporation from April 1991 to August 1996. From February 1975 through April 1991, Mr. Barton held various positions at Intel Corporation, including Regional Sales Manager, Automotive from February 1985 to April 1991. From August 1968 to February 1975, Mr. Barton held various sales positions with Honeywell Corp. and Signetics Corp.

Alan D. Green has served as our Vice President and General Counsel since November 2001. From March 2000 until November 2001, Mr. Green was our Associate General Counsel. From July 1999 until February 2000, Mr. Green was a Senior Associate at the law firm Gray Cary Ware & Freidenrich LLP. From June 1997 until June 1999, Mr. Green was an Associate at the law firm Porter & Hedges, LLP. From 1993 until June 1997 Mr. Green was an associate of Sheinfeld, Maley & Kay LLP. Mr. Green holds both a Bachelor of Arts in English and a Doctor of Jurisprudence from the University of Texas at Austin.

Melissa C. Groff has served as our Vice President of Human Resources since October 2004. From 1997 until October 2004, Ms. Groff held various positions at DuPont Photomasks, Inc., a provider of microimaging solutions, including Acting Vice President of Global Human Resources and Director-Global Compensation and Benefits. From 1994 until 1997, Ms. Groff served as Corporate Compensation/Benefits Manager with MaxServ,

Inc. (currently Sears Teleservice), a teleservice business. From 1992 until 1994, Ms. Groff served as Human Resources Director with Capital Network Services Inc. From 1990 until 1992, Ms. Groff served as Human Resources Manager with Monell Chemical Sense Center, a scientific institute. From 1987 until 1990, Ms. Groff served as Benefits Manager at Financial Industries Corporation, a life insurance company. Ms. Groff holds a Bachelors of Business Administration degree from Millsaps College in Jackson, Mississippi and is a certified PHR (Professional in Human Resources) and a CCP (Certified Compensation Professional).

Alexander M. Davern has been a director since June 2003. Since December 2002, Mr. Davern has served as Chief Financial Officer, Senior Vice President, IT and Manufacturing Operations and Treasurer of National Instruments Corporation. National Instruments is a publicly-traded supplier of measurement and automation products that engineers and scientists use in a wide range of industries. From December 1997 until December 2002, Mr. Davern served as Chief Financial Officer and Treasurer of National Instruments. From February 1994 until December 1997, Mr. Davern served as Acting Chief Financial Officer and Treasurer, and as Corporate Controller and International Controller, of National Instruments. Prior to joining National Instruments, Mr. Davern worked both in Europe and in the United States for the international accounting firm of Price Waterhouse, LLP. Mr. Davern holds both a Bachelor of Business Administration and a diploma in professional accounting from University College in Dublin, Ireland.

Robert T. Derby has been a director since March 2004. Since September 1999, Mr. Derby has served as Managing Partner of MyMail, Ltd., a provider of technology solutions to internet service providers and network carriers. From September 2000 until July 2002, Mr. Derby served as a consultant, acting as founding Vice President of Sales and Marketing for Ethertronics, Inc., a developer and manufacturer of high performance internal/embedded antennas for wireless devices, and also serving as consultant and member to the advisory board of Silicon Wave Inc., a producer of high performance radio-frequency integrated circuits. Since 1987 Mr. Derby has served as Vice President of World Wide Sales for several high growth technology companies, several of which successfully completed initial public offerings during his tenure. From 1997 until 1999, Mr. Derby served as founding Vice President of World Wide Sales & Marketing for Veridicom, Inc., a provider of hardware and software identity management products. From 1994 until 1996, Mr. Derby served as founding Vice President of World Wide Sales for Neomagic Corporation, a producer of integrated circuits for handheld devices. From 1991 to 1994, Mr. Derby served as founding Vice President of World Wide Sales for Cyrix, Inc. From 1987 until 1990, Mr. Derby served as Senior Vice President of World Wide Sales for Weitek, Inc., a hardware company. Mr. Derby began his career at the Intel Corporation as a District Sales Manager in 1974 until eventually serving as Vice President & Director of World Wide Distribution Sales & Marketing from 1984 until 1987. Mr. Derby holds a Bachelor of Science from the United States Naval Academy.

John A. Hime has been a director since August 2003. Since 1994, Mr. Hime has been a private investor in over 25 early stage technology companies. From 1991 until 1994, Mr. Hime served as Vice President of Marketing at Tivoli Systems, a provider of software for the management of distributed client/server environments. From 1989 until 1991, Mr. Hime served as Vice President and General Manager of the Systems Business Unit at MIPS Computers, a computer company. From 1988 until 1989, Mr. Hime served as Vice President of Marketing at Frame Technology. From 1984 until 1988, Mr. Hime served as Director of Marketing at Sun Microsystems. He began his career with positions in software development at Texas Instruments and systems engineering at Data General Corporation. Mr. Hime holds a Bachelor of Arts in Mathematics from the University of Texas at Austin.

Kenneth P. Lawler has been a director since August 1999. Since February 1995, Mr. Lawler has served as a Managing Member within the Battery Ventures fund organization. Mr. Lawler manages Battery’s San Mateo office and is responsible for managing Battery’s communications and advanced technology industry practice. Prior to joining Battery in 1995, Mr. Lawler spent ten years in venture capital at Patricof & Co. Ventures and Berkeley International Capital Corporation. Before starting his venture capital career in 1985, Mr. Lawler worked in product management at Advanced Micro Devices and engineering management at Teradyne and Fairchild Semiconductor. Mr. Lawler holds both a Bachelor and Masters of Science in Industrial Engineering from

Stanford University and a Masters of Business Administration from University of California, Los Angeles. Mr. Lawler is on the Venture Capital Advisory Board of the Fabless Semiconductor Association.

William P. Osborne has been a director since September 2001. Since April 2003, Mr. Osborne has served as Provost and Vice Chancellor for Academic Affairs of the University of Missouri-Kansas City. From June 2002 until April 2003, Mr. Osborne served as Dean of the School of Computing and Engineering at the University of Missouri-Kansas City. From August 1995 until June 2002, Mr. Osborne served as Dean of the Erik Jonsson School of Engineering and Computer Science at the University of Texas at Dallas. From November 1990 until August 1995, Mr. Osborne served as a Professor of Electrical and Computer Engineering at New Mexico State University. Mr. Osborne has also served in industry in various positions with various companies, including as Senior Vice President of Networks Operations of Racal-Milgo Skynetworks from July 1989 to November 1990, as President and Chief Operating Officer of Telinq System, Inc. from July 1988 to July 1989, and as Vice President of Network Products and then President of the Comsat Technology Products division of Comsat Corporation from 1983 to 1988. Mr. Osborne holds both a Bachelor and Masters of Science in Electrical Engineering from the University of Kentucky and a PhD in Electrical Engineering from New Mexico State University.

Board of Directors

Our board of directors is divided into three classes, as follows:

•	Class I consists of Messrs. Edgerton and Osborne, whose terms will expire at our annual meeting of stockholders to be held in 2007;

•	Class II consists of Messrs. Davern and Derby whose terms will expire at our annual meeting of stockholders to be held in 2008; and

•	Class III consists of Messrs. Hime and Lawler, whose terms will expire at our annual meeting of stockholders to be held in 2006.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires. Each director’s term is subject to the election and qualification of his successor, or his earlier death, resignation or removal. The authorized number of directors may be changed by resolution of our board of directors or a majority vote of the stockholders. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Because no more than one-third of our board may be elected at each annual meeting, this classification of our board of directors may have the effect of delaying or preventing changes in control or management.

There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors

Our board of directors has established three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee. The audit committee oversees, reviews and evaluates our financial statements, accounting and financial reporting processes, internal control functions and the audits of our financial statements. The audit committee is responsible for the appointment, compensation, retention and oversight of our independent auditor. The members of our audit committee are Alexander Davern, William Osborne and John Hime.

Compensation Committee. The Compensation Committee reviews and determines the compensation and benefits of our executive officers and directors, administers our stock option and employee benefits plans, and reviews general policy relating to compensation and benefits. The members of our compensation committee are Alexander Davern, William Osborne and John Hime.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, recommends corporate governance principles to the board of directors, and provides oversight in the evaluation of the board of directors and each committee. The members of our nominating and governance committee are Alexander Davern, William Osborne and John Hime.

Director Compensation

Independent, non-employee directors receive an annual retainer of $20,000 and $1,000 per meeting attended, payable quarterly. In addition, the chairman of our audit committee receives an additional annual retainer of $20,000.

New non-employee directors will receive an initial option grant of 30,000 shares and all non-employee directors will receive an annual option grant of 10,000 shares if they remain in office on the date of each annual stockholders meeting (unless they joined our board within six months of such meeting). Such grants will vest ratably over four years. Our directors are also eligible for discretionary option grants under the terms of our 2003 Equity Incentive Plan. We reimburse directors for all reasonable out-of-pocket expenses incurred in attending meetings of our board of directors and committees of our board. Directors who are also our employees did not receive any compensation for their services as members of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee and none of our executive officers has a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with Delaware law, our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of SigmaTel, arising out of such person’s services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Executive Compensation

The following table provides the total compensation paid to our chief executive officer and our next four most highly-compensated executive officers for the years ended December 31, 2004, 2003 and 2002. These executives are referred to as our named executive officers elsewhere in this proxy statement.

Summary Compensation Table

		Annual Compensation					Long Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation			Securities Underlying Options (#)
Ronald P. Edgerton, Chief Executive Officer and President	2004 2003 2002	$303,682 250,548 250,278	$162,244 62,500 —	$	— — —		75,000 138,523 —

Alan D. Green Vice President and General Counsel	2004 2003 2002	194,822 178,435 170,000	49,609 44,234 84,488		— — —		10,000 100,000 66,667

Michael R. Wodopian Senior Vice President of Portable SoC Businesses	2004 2003 2002	193,289 20,462 —	43,530 — —		100,223 — —	(1)	21,000 90,000 —

Ross A. Goolsby Vice President of Finance, Chief Financial Officer and Secretary	2004 2003 2002	180,542 161,092 135,000	49,970 35,444 13,500		— — 54,418	(2)	16,000 100,000 —

Stephan L. Beatty Senior Vice President of Operations and Engineering Services	2004 2003 2002	166,003 131,733 106,825	35,105 25,712 7,800		— — —		25,000 158,999 16,667

Aaron C. Lyman Former Vice President of Worldwide Sales (3)	2004 2003 2002	171,124 145,780 147,548	125,856 126,151 69,236		6,000 6,000 6,000	(4) (4) (4)	20,000 120,666 —

Roger A. Whatley Former Vice President of Engineering and Chief Technical Officer (5)	2004 2003 2002	192,828 178,435 170,000	60,922 32,625 27,750		— — —		10,000 93,333 6,667

(1)	Mr. Wodopian received $100,223 in 2004 for relocation expenses.

(2)	Mr. Goolsby received $54,418 in 2002 as reimbursement of relocation expenses.

(3)	Mr. Lyman ceased to serve as our Vice President of Worldwide Sales on November 15, 2004 and accordingly ceased being an executive officer of SigmaTel at such time.

(4)	Mr. Lyman received a $6,000 car allowance in each of 2004, 2003 and 2002.

(5)	Mr. Whatley ceased to serve as our Vice President of Engineering and Chief Technical Officer on November 15, 2004 and accordingly ceased being an executive officer of SigmaTel at such time.

Stock Options

The following table provides information concerning grants of stock options made during 2004 to each of our named executive officers. The percentage of total options granted to our employees in 2004 is based on total options granted to employees of 1,356,305 shares. We have never granted any stock appreciation rights.

All of the options in the table were granted under our 2003 Equity Incentive Plan. Each option has a maximum term of ten years, subject to earlier termination if the optionee’s services are terminated. The exercisability of options issued under our 2003 Equity Incentive Plan vests with respect to 25% of the shares underlying the option one year after the date of grant and with respect to the remaining shares underlying the option thereafter in 36 equal monthly installments. The exercise prices of such options is equal to the closing price of our common stock on the date of grant.

The amounts shown in the table as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. The 5% and 10% assumed compounded annual rates of stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises depend on the future performance of our common stock.

Option Grants in 2004

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name and Principal Position	Number of Securities Underlying Options Granted (#)		% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	5%	10%
Ronald P. Edgerton Chief Executive Officer and President	75,000	(1)	5.5%	$20.24	3/16/14	$954,662	$2,419,301
Alan D. Green Vice President and General Counsel	10,000		0.7	20.24	3/16/14	127,288	322,573
Michael R. Wodopian Senior Vice President of Portable SoC Businesses	6,000 15,000		0.4 1.1	20.24 30.49	3/16/14 11/15/14	76,373 287,625	193,544 728,898
Ross A. Goolsby Vice President of Finance, Chief Financial Officer and Secretary	16,000	(2)	1.2	20.24	3/16/14	203,661	516,118
Stephan L. Beatty Senior Vice President of Operations and Engineering Services	15,000 10,000		1.1 0.7	20.24 30.49	3/16/14 11/15/14	190,932 191,750	483,860 485,932
Aaron C. Lyman Former Vice President of Worldwide Sale(3)	20,000		1.5	20.24	3/16/14	254,577	645,147
Roger A. Whatley Former Vice President of Engineering and Chief Technical Officer(4)	10,000		0.7	20.24	3/16/14	127,288	322,573

(1)	To the extent not already vested and exercisable, these options will vest in full on an accelerated basis and become exercisable in the event of our liquidation or dissolution, a merger of consolidation in which we are not the surviving corporation, upon the sale of substantially all of our assets, or the registration, pursuant to a transaction or series of related transactions, of the transfer of 80% or more of our outstanding common stock to persons who were not immediately before such transfer owners of our stock.

(2)	Subject to the continued employment of the executive, these options vest and become exercisable with respect to 25% of the option shares on March 16, 2005, and with respect to 1/48th of the total option shares monthly thereafter. To the extent not already vested and exercisable, the vesting and exercisability of these options will automatically accelerate by a 24 month period in the event of our liquidation or dissolution, a merger of consolidation in which we are not the surviving corporation, upon the sale of substantially all of our assets, or the registration, pursuant to a transaction or series of related transactions, of the transfer of 80% or more of our outstanding common stock to persons who were not immediately before such transfer owners of our stock.

(3)	Mr. Lyman ceased to serve as our Vice President of Worldwide Sales on November 15, 2004 and accordingly ceased being an executive officer of SigmaTel at such time.

(4)	Mr. Whatley ceased to serve as our Vice President of Engineering and Chief Technical Officer on November 15, 2004 and accordingly ceased being an executive officer of SigmaTel at such time.

Aggregate Option Exercises in 2004 and Option Values at December 31, 2004

The following table presents for our named executive officers the number of options exercised by such officers during fiscal 2004, the value realized by such officers as a result of such exercises, and the number and value of securities underlying unexercised options that were held by those officers as of December 31, 2004. The numbers in the column entitled “Value of Unexercised In-The-Money Options at December 31, 2004” are based on the closing fair market value of our common stock of $35.53 at December 31, 2004, less the exercise price payable for these shares.

Option Values at December 31, 2004

	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options At December 31, 2004		Value of Unexercised In-The-Money Options at December 31, 2004
Name and Principal Position			Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald P. Edgerton Chief Executive Officer and President(1)	386,476	$9,069,788	987,462	75,000	$31,397,085	$1,146,750
Alan D. Green Vice President and General Counsel(2)	83,831	1,985,077	82,837	26,666	2,685,314	732,543
Michael R. Wodopian Senior Vice President of Portable SoC Businesses(3)	—	—	24,374	86,626	215,222	746,818
Ross A. Goolsby Vice President of Finance, Chief Financial Officer and Secretary(4)	64,663	1,497,973	102,003	32,666	3,431,407	824,283
Stephan L. Beatty Senior Vice President of Operations and Engineering Services(5)	71,761	1,546,574	91,906	41,666	3,084,327	859,393
Aaron C. Lyman Former Vice President of Worldwide Sales(6)	40,337	919,553	82,997	36,666	2,831,133	885,443
Roger A. Whatley Former Vice President of Engineering and Chief Technical Officer(7)	92,663	2,249,512	74,004	26,666	2,486,102	732,543

(1)	As of December 31, 2004, 847,955 of the exercisable option shares were vested and 139,507 were unvested.

(2)	As of December 31, 2004, 43,356 of the exercisable option shares were vested and 39,481 were unvested.

(3)	As of December 31, 2004, all of the exercisable option shares were vested.

(4)	As of December 31, 2004, 48,876 of the exercisable option shares were vested and 53,127 were unvested.

(5)	As of December 31, 2004, 14,967 of the exercisable shares were vested and 76,939 were unvested.

(6)	As of December 31, 2004, 32,134 of the exercisable shares were vested and 50,863 were unvested. Mr. Lyman ceased to serve as our Vice President of Worldwide Sales on November 15, 2004 and accordingly ceased being an executive officer of SigmaTel at such time.

(7)	As of December 31, 2004, 31,571 of the exercisable shares were vested and 42,433 were unvested. Mr. Whatley ceased to serve as our Vice President of Engineering and Chief Technical Officer on November 15, 2004 and accordingly ceased being an executive officer of SigmaTel at such time.

Employment Agreements

Upon his election as our President and Chief Executive Officer in March 2001, we entered into an employment agreement with Mr. Edgerton. Pursuant to the agreement, we agreed to pay Mr. Edgerton an annual base salary of $250,000, with additional performance-based bonus compensation opportunities targeted at 50% of his base salary, subject to annual review. If Mr. Edgerton’s employment is terminated by us without due cause, as defined in the agreement, or by Mr. Edgerton for certain contractual grounds described in the agreement, we are obligated to pay Mr. Edgerton severance in an amount equal to six months’ base salary, plus an additional three months for each full year that Mr. Edgerton has been employed by us at that time. Mr. Edgerton’s employment agreement has no specified term and is terminable by either party at any time. If Mr. Edgerton is terminated in connection with a change of control, as defined in his option award agreement, all of Mr. Edgerton’s outstanding unvested stock options will vest completely.

As part of this agreement, Mr. Edgerton agreed not to compete with us for a period after the termination of his employment equal to the period covered by his severance payments, not to exceed 12 months.

In May 2003, we entered into an employment agreement with Mr. Goolsby. We agreed to pay Mr. Goolsby an annual base salary of $155,250 with additional performance-based bonus compensation opportunities of up to $11,644 per quarter, which is subject to annual review and possible increase. If Mr. Goolsby’s employment is terminated by us without due cause as defined in the agreement or by Mr. Goolsby for certain contractual grounds, we are obligated to pay Mr. Goolsby 100% of his next targeted quarterly bonus in connection with his termination plus the greater of (i) four months base salary or (ii) six weeks of base salary for each year or partial year of employment. If such termination is in connection with a change of control as defined in the agreement, Mr. Goolsby will receive an additional 24 months of vesting credit for his outstanding unvested stock options and other equity compensation, if any. The term of Mr. Goolsby’s employment agreement expires on May 19, 2006, but is terminable prior to such date by either party at any time, with or without cause.

Stock Plans

2003 Equity Incentive Plan

The 2003 Equity Incentive Plan was approved by our board of directors and by our stockholders in July 2003 and became effective on September 18, 2003 upon execution of the underwriting agreement for our initial public offering.

The following summary of the 2003 Plan is qualified in its entirety by the specific language of the 2003 Plan, a copy of which is available to any stockholder upon request.

General. The purpose of the 2003 Plan is to provide an incentive program that will enable us to attract and retain employees and consultants upon whose judgment, interest and contributions our success is dependent and to provide them with an equity interest in our success in order to motivate superior performance. We will provide these incentives through the grant of stock options, stock appreciation rights, stock purchase rights, stock bonuses, restricted stock units, performance shares and performance units.

Shares Subject to 2003 Plan. Currently, a maximum of 9,996,747 of the authorized but unissued or reacquired shares of our common stock may be issued under the 2003 Plan, which shall be reduced, at all times, by the number of stock options outstanding, and the number of shares issued upon exercise of options granted, under our 1995 Stock Option / Stock Issuance Plan. However, the actual number of awards which may be granted under the 2003 Plan shall be reduced, at all times, by the number of stock options outstanding, and the number of shares issued upon exercise of options granted, under our 1995 Stock Option / Stock Issuance Plan. In addition, the Board of Directors has amended the 2003 Plan, subject to stockholder approval, to decrease from 1,000,000 shares to 500,000 shares, the number of shares of stock which may be issued under the 2003 Plan pursuant to any stock purchase right, stock bonus, restricted stock unit, performance share or performance unit. As of October 14, 2005, options to purchase 1,547,582 shares of our common stock were outstanding under our 1995 Stock Option / Stock Issuance Plan and options to purchase 3,894,096 shares of our common stock were outstanding under the 2003 Plan.

Grant Limit. In order to preserve SigmaTel’s ability to deduct compensation related to awards granted under the Plan, the Plan provides, subject to stockholder approval, that no employee or prospective employee may be granted an award, subject to appropriate adjustment in the event of any change in our capital structure, for more than the number of shares provided below in any fiscal year of SigmaTel (the “Grant Limit”). This Grant Limit is intended to permit compensation received by certain executive officers in connection with awards granted under the Plan to qualify as performance-based compensation under Section 162(m) of the Code. Performance-based compensation is not counted toward the limit on the amount of executive compensation that public companies are permitted to deduct for federal income tax purposes under Section 162(m).

Stock Option and Stock Appreciation Right Grant Limit: No employee or prospective employee shall be granted within any fiscal year of SigmaTel one or more stock options or stock appreciation rights which in the aggregate are for more than 1,000,000 shares.

Stock Purchase Rights, Stock Bonuses, and Restricted Stock Units Grant Limit: No employee or prospective employee shall be granted within any fiscal year of SigmaTel one or more stock purchase rights, stock bonuses and/or restricted stock unit awards, subject to vesting conditions based on the attainment of performance goals, for more than 100,000 shares.

Performance Shares and Performance Units Grant Limit: No employee shall be granted (a) performance shares which could result in such employee receiving more than 100,000 shares for each full fiscal year of SigmaTel contained in the performance period for such award, or (b) performance units which could result in such employee receiving more than $1,000,000 for each full fiscal year of SigmaTel contained in the performance period for such award.

Performance Criteria: In order to preserve SigmaTel’s ability to deduct compensation related to awards granted under the 2003 Plan, the 2003 Plan provides that prior to the beginning of the applicable performance period or such later date as permitted under Section 162(m) of the Code, the Compensation Committee will establish one or more performance goals applicable to the award. Performance goals will be based on the attainment of specified target levels with respect to one or more measures of the business or financial performance of SigmaTel and each of its subsidiary corporations whose financial information is consolidated with that of SigmaTel for financial reporting purposes, or such division or business unit of SigmaTel as may be selected by the Compensation Committee. The Compensation Committee, in its discretion, may base performance goals on one or more of the following measures such as: growth in revenue, growth in the market price of our common stock, gross margin, operating income, pre-tax profit, earnings before interest, taxes and/or depreciation, net income, total return on shares of our common stock relative to the increase in an appropriate pre- determined index selected by the Compensation Committee, cash flow, earnings per share, return on stockholder equity, return on capital, return on net assets, economic value added and market share. The target levels with respect to these performance measures may be expressed on an absolute basis or relative to a standard specified by the Compensation Committee. The degree of attainment of performance measures will, according to criteria established by the Compensation Committee, be computed before the effect of changes in accounting standards, restructuring charges and similar extraordinary items occurring after the establishment of the performance goals applicable to a performance award.

Administration. The 2003 Plan administrator will be either our Board of Directors or the Compensation Committee. With respect to eligible participants who are executive officers or consultants, the 2003 Plan will be administered by the Compensation Committee, which consists of three directors, each of whom is both a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and an “outside director” for purposes of Section 162(m) of the Code.

Eligibility. Under the 2003 Plan, we may grant awards to our employees (including officers), directors, or consultants or any employees (including officers), directors, or consultants of our present or future parent or subsidiaries or other affiliated entities. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, stock awards, performance shares and performance units to any eligible participant.

Stock Options. The 2003 Plan administrator may grant nonstatutory stock options, incentive stock options within the meaning of Section 422 of the Code, or any combination of these.

Each option granted under the 2003 Plan must be evidenced by a written agreement between SigmaTel and the optionee specifying the number of shares subject to the option and the other terms and conditions of the option, consistent with the requirements of the 2003 Plan. The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant. However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of our stock or any parent or subsidiary corporation of ours (a “Ten Percent Stockholder”) must have an exercise price equal to at least 110% of the fair market value of a share of our common stock on the date of grant. On November 18, 2005, the closing price of common stock on the NASDAQ National Market was $13.53 per share.

The 2003 Plan provides that the option exercise price may be paid in cash, by check, or in cash equivalent, by the assignment of the proceeds of a sale with respect to some or all of the shares being acquired upon the exercise of the option, to the extent legally permitted, by tender of shares of common stock owned by the optionee having a fair market value not less than the exercise price, by such other lawful consideration as approved by the Compensation Committee, or by any combination of these. Nevertheless, the Compensation Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the optionee has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by SigmaTel, through the optionee’s surrender of a portion of the option shares to SigmaTel.

Options will become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Compensation Committee. Any stock option granted after February 22, 2005 under the 2003 Plan shall have a maximum term of seven years. The Compensation Committee will specify in each written option agreement, and solely in its discretion, the period of post-termination exercise applicable to each option. Subject to appropriate adjustment in the event of any change in our capital structure, no employee may be granted in any fiscal year of SigmaTel stock options which in the aggregate are for more than 1,000,000 shares.

Generally, stock options are nontransferable by the optionee other than by will or by the laws of descent and distribution, and are exercisable during the optionee’s lifetime only by the optionee. However, a nonstatutory stock option may be assigned or transferred to the extent permitted by the Compensation Committee in its sole discretion.

Automatic Stock Option Grants to Non-employee Directors. The 2003 Plan also provides for automatic grants of stock options to non-employee directors in order to provide them with additional incentives and, therefore, to promote the success of our business. The 2003 Plan provides for an initial, automatic grant of an option to purchase 30,000 shares of our common stock to each non-employee director who first becomes a non-employee director after the date the 2003 Plan is effective. The 2003 Plan also provides for an annual grant of an option to purchase 10,000 shares of our common stock to each non-employee director on the date of each annual meeting of stockholders which occurs on or after the date the 2003 Plan is effective. Notwithstanding the foregoing, a non-employee director granted an initial option on, or within a period of six months prior to, the date of an annual meeting of the stockholders will not be granted an annual option with respect to that annual stockholders’ meeting. Each initial and annual option will have an exercise price per share equal to the fair market value of a share of our common stock on the date of grant and will, for all grants made after the date of stockholder approval of this amendment, have a term of seven years. Both the initial options and the annual options granted to newly elected or appointed non-employee directors will vest and become exercisable ratably over four years after the date of grant of the option. All automatic non-employee director options granted under the 2003 Plan will be nonstatutory stock options. They must be exercised, if at all, within twelve (12) months after a non-employee director’s termination of service with us by reason of death or disability and otherwise within three (3) months after termination of service, but in no event later than the expiration of the option’s term. In the event of our merger with another corporation or another change in control event, all automatic non-employee director options will become fully vested and exercisable.

Stock Appreciation Rights. Each stock appreciation right granted under the 2003 Plan must be evidenced by a written agreement between SigmaTel and the participant specifying the number of shares subject to the award and the other terms and conditions of the award, consistent with the requirements of the 2003 Plan.

A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. SigmaTel may pay the appreciation either in cash or in shares of common stock. The Compensation Committee may grant stock appreciation rights under the 2003 Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the Compensation Committee. The maximum term of any stock appreciation right granted under the 2003 Plan is ten years. Subject to appropriate adjustment in the event of any change in our capital structure, no employee may be granted in any fiscal year of SigmaTel stock appreciation rights which in the aggregate are for more than 1,000,000 shares.

Stock appreciation rights are generally nontransferable by the participant other than by will or by the laws of descent and distribution, and are generally exercisable during the participant’s lifetime only by the participant.

Stock Awards. The Compensation Committee may grant restricted stock awards under the 2003 Plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase common stock, or in the form of a restricted stock bonus, for which the participant furnishes consideration in the form of services to SigmaTel. The Compensation Committee determines the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the Compensation Committee specifies, and the shares acquired may not be transferred by the participant until vested. Unless otherwise provided by the Compensation Committee, a participant will forfeit any shares of restricted stock as to which the restrictions have not lapsed prior to the participant’s termination of service. Participants holding restricted stock will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award. Subject to appropriate adjustment in the event of any change in our capital structure, no employee may be granted in any fiscal year of SigmaTel more than 100,000 shares of restricted stock on which the restrictions are based on performance criteria.

Performance Awards. The Compensation Committee may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the Compensation Committee determines in writing and sets forth in a written agreement between SigmaTel and the participant. These awards may be designated as performance shares or performance units. Performance shares and performance units are unfunded bookkeeping entries generally having initial values, respectively, equal to the fair market value determined on the grant date of a share of our common stock and $100 per unit. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more predetermined performance goals are attained within a predetermined performance period. To the extent earned, performance awards may be settled in cash, shares of our common stock (including shares of restricted stock) or any combination thereof. Subject to appropriate adjustment in the event of any change in our capital structure, for each of SigmaTel contained in the applicable performance period, no employee may be granted performance shares that could result in the employee receiving more than 100,000 shares of common stock or performance units that could result in the employee receiving more than $1,000,000. A participant may receive only one performance award with respect to any performance period.

Following completion of the applicable performance period, the Compensation Committee will certify in writing the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Compensation Committee retains the discretion to eliminate or reduce, but not increase, the amount that would otherwise be payable to the participant on the basis of the performance goals attained. However, no such reduction may increase the amount paid to any other participant. In its discretion, the Compensation Committee may provide for the payment to a participant awarded performance shares of dividend equivalents with respect to cash dividends paid on our common stock. Performance award payments may be made in lump sum or in installments. If any payment is to be made on a deferred basis, the Compensation Committee may provide for the payment of dividend equivalents or interest during the deferral period.

Unless otherwise provided by the Compensation Committee, if a participant’s service terminates due to the participant’s death, disability or retirement prior to completion of the applicable performance period, the final award value will be determined at the end of the performance period on the basis of the performance goals attained during the entire performance period but will be prorated for the number of months of the participant’s service during the performance period. If a participant’s service terminates prior to completion of the applicable performance period for any other reason, the 2003 Plan provides that, unless otherwise determined by the Compensation Committee, the performance award will be forfeited. No performance award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Change in Control. The 2003 Plan defines a “Change in Control” of SigmaTel as any of the following events upon which stockholders of SigmaTel immediately before the event do not retain immediately after the event, in substantially the same proportions as their ownership of shares of SigmaTel’s voting stock immediately before the event, direct or indirect beneficial ownership of a majority of the total combined voting power of the voting securities of SigmaTel, its successor or the corporation to which the SigmaTel’s assets were transferred: (i) a sale or exchange by the stockholders in a single or series of related transactions of more than 50% of SigmaTel’s voting stock; (ii) a merger or consolidation in which SigmaTel is a party; (iii) the sale, exchange or transfer of all or substantially all of the assets of SigmaTel; or (iv) a liquidation or dissolution of SigmaTel. If a Change in Control occurs, the surviving, continuing, successor or purchasing corporation or parent corporation thereof may either assume all outstanding awards or substitute new awards having an equivalent value.

In the event of a Change in Control and the outstanding stock options and stock appreciation rights are not assumed or replaced, then all unexercisable, unvested or unpaid portions of such outstanding awards will become immediately exercisable, vested and payable in full immediately prior to the date of the Change in Control.

Any award not assumed, replaced or exercised prior to the Change in Control will terminate. The 2003 Plan authorizes the Compensation Committee, in its discretion, to provide for different treatment of any award, as may be specified in such award’s written agreement, which may provide for acceleration of the vesting or settlement of any award, or provide for longer periods of exercisability, upon a Change in Control.

Termination or Amendment. The Plan will continue in effect until the first to occur of (i) its termination by the Compensation Committee or (ii) the date on which all shares available for issuance under the Plan have been issued and all restrictions on such shares under the terms of the Plan and the agreements evidencing awards granted under the Plan have lapsed. However, incentive stock options may only be granted, if at all, within ten (10) years from the date the Plan was first adopted. The Compensation Committee may terminate or amend the Plan at any time, provided that no amendment may be made without stockholder approval if the Compensation Committee deems such approval necessary for compliance with any applicable tax or securities law or other regulatory requirements, including the requirements of any stock exchange or market system on which our common stock is then listed. No termination or amendment may affect any outstanding award unless expressly provided by the Committee, and, in any event, may not adversely affect an outstanding award without the consent of the participant unless necessary to comply with any applicable law, regulation or rule.

1995 Stock Option/Stock Issuance Plan

As of October 14, 2005, we had authorized 7,105,667 shares of our common stock for issuance under our 1995 stock option/stock issuance plan. As of that date, options to purchase 1,547,582 shares of our common stock were outstanding under our 1995 plan, and no shares were available for future option grants. As of October 14, 2005, the options outstanding under the 1995 plan had a weighted average exercise price of $3.26 per share. Our employees, non-employee directors, consultants, and independent contractors were eligible to receive awards under the 1995 plan. No options can be granted under our 1995 plan after September 18, 2003, the effective date of our initial public offering. However, any outstanding options granted under our 1995 plan will remain outstanding and subject to our 1995 plan and related stock option agreements until they are exercised or until they terminate or expire by their terms. All shares that remained available for issuance under our 1995 plan after completion of our initial public offering became eligible to be granted under our 2003 plan. Options granted under our 1995 plan had a ten year term and typically vested either (i) 20% per year over five years or (ii) over a four year period (25% at the end of the first year and 1/36 of the remaining shares per month for the remaining 36 months). Except for 266,664 options issued to certain management, all of the options issued under our 1995 plan are immediately exercisable. If unvested options are exercised, they remain subject to a right of repurchase by us at the exercise price until the shares acquired upon exercise vest.

Employee Stock Purchase Plan

Our employee stock purchase plan was adopted by our board of directors and stockholders in July 2003. The plan became effective on September 18, 2003 upon execution of the underwriting agreement for our initial public offering. The plan is designed to allow eligible employees to purchase shares of common stock, at semi-annual intervals, through their periodic payroll deductions. A total of 989,300 shares of our common stock are currently reserved for issuance under the plan. Unless otherwise determined by our Board of Directors, the share reserve will automatically increase on the first trading day of each year beginning in January 1, 2004, by 1% of the total shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but no such annual increase will exceed 500,000 shares. In no event, however, may any participant purchase on any one semi-annual purchase date more than the lesser of (i) 1,500 shares or (ii) that number of shares that can be purchased with $12,500.

The plan consists of a series of successive offering periods, each with a maximum duration of six months. Offering periods are each six months in length and begin on April 1 and October 1 of each year. The board of directors may vary the duration, starting date, or ending date of future offering periods in its discretion, provided that no offering period may exceed 27 months.

Individuals who are eligible employees on the start date of any offering period may enter the plan on that start date or at the beginning of any subsequent offering period.

A participant may contribute up to 15% of his or her base salary through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant’s behalf on each semi-annual purchase date. The purchase price per share will be 85% of the lower of the fair market value of our common stock on the participant’s entry date into the offering period or the fair market value on the semi-annual purchase date.

CERTAIN TRANSACTIONS

Other than compensation agreements and other arrangements which are described above in “Employment Agreements” and the transactions described below, since January 1, 2004, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Consulting Agreement with Robert T. Derby. On October 19, 2004, we entered into a Consulting Agreement with Robert T. Derby, an independent member of our board of directors. Pursuant to the Consulting Agreement, Mr. Derby is to provide sale and sales organization consulting services to SigmaTel from time to time, as needed, on an hourly basis. In order to preserve Mr. Derby’s status as one of our “independent” directors for purposes of complying with the NASDAQ rules regarding director independence, the Consulting Agreement provides that in no event will consulting fees paid to Mr. Derby within any consecutive 12-month period be in excess of $60,000. Since October 19, 2004, we have paid approximately $10,000 to Mr. Derby for services performed by him in connection with this Consulting Agreement.

Transactions in the Ordinary Course of Business. We sell products in the ordinary course of business to Creative Technology. Revenues from Creative Technology were approximately, $22.9 million for the six months ended June 30, 2005, and $27.5 million for the year ended December 31, 2004. Until October 2005, Creative Technology held greater than 5% of our issued and outstanding common stock.

License of Technology. In October 2001, we entered into an asset purchase and license agreement with Metanoia, a company started by a former officer and then-current common stockholder of SigmaTel. The agreement requires SigmaTel to exclusively license DSL technology developed and owned by us to Metanoia. The total consideration payable to SigmaTel included (i) approximately 1,400,000 shares of Metanoia’s preferred stock; (ii) $207,000 payable in cash; and (iii) a note receivable of $1,000,000 bearing interest at 8% per annum payable on April 24, 2002. In March 2002, prior to the maturity of the note, Metanoia exercised its option to extend the maturity date of the note to January 24, 2003 (the “New Maturity Date”). In December 2002, prior to the New Maturity Date, we entered into an agreement with Metanoia to extend the maturity of the note to January 24, 2005 and to remove certain licensing restrictions for the use of the technology. In consideration for the amendment, Metanoia issued a new note in the amount of $500,000 to SigmaTel bearing interest at 8% per annum and maturing on January 24, 2004. Metanoia is in the process of raising capital for its business operations. We have received little cash consideration from the Metanoia transactions. As of December 31, 2004, SigmaTel had not recognized a gain on the non-cash consideration received as Metanoia had not generated operating cash flows and there is no active trading market for Metanoia securities. The licenses granted to Metanoia in the asset purchase and license agreement are perpetual. The asset purchase and license agreement provides that Metanoia may not directly compete with us or assist any other person to directly compete with us, except that Metanoia can conduct competing business in the communications industry, even if it is in direct competition with us. At the current time, we are not pursuing business activities in the ADSL communications industry.

Indemnification and Insurance. Our bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers and have purchased directors’ and officers’ liability insurance. In addition, our certificate of incorporation limits the personal liability of our board members for breaches by the directors of their fiduciary duties. See “Management - Limitation of Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of October 14, 2005, certain information with respect to the beneficial ownership of SigmaTel’s Common Stock by (i) each stockholder known by SigmaTel to be the beneficial owner of more than 5% of SigmaTel’s Common Stock, (ii) each director of SigmaTel, (iii) each executive officer named in the Summary Compensation Table below, and (iv) all directors and executive officers of SigmaTel as a group.

	Number of Shares Beneficially Owned(1)	Percent(2)
Barclays Global Investors, NA, et al (3)	4,301,667	11.5
Ronald P. Edgerton (4)	878,711	2.3
Alan D. Green (5)	84,041		*
Stephan L. Beatty (6)	62,907		*
Ross A. Goolsby (7)	60,336		*
Michael R. Wodopian (8)	39,498		*
John A. Hime (9)	35,833		*
Alexander M. Davern (10)	25,333		*
Robert T. Derby (11)	10,499		*
William P. Osborne (12)	2,500		*
Kenneth P. Lawler	—		*
Aaron C. Lyman (13)	—		*
Roger A. Whatley (14)	—		*
All executive officers and directors as a group (13 persons) (15)	1,254,240	3.3

*	Less than 1.0%

(1)	Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options. Unless otherwise indicated, shares listed as beneficially owned are held directly.

(2)	Calculated on the basis of 37,373,366 shares of Common Stock outstanding as of October 14, 2005, provided that any additional shares of Common Stock that a stockholder has the right to acquire within 60 days after October 14, 2005 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

(3)	As reported in a Schedule 13G filed with the Securities and Exchange Commission on July 11, 2005, by Barclays Global Investors, NA., Barclays Global Fund Advisors, Barclays Global Investors, LTD, Barclays Global Investors Japan Trust and Banking Company Limited, Barclays Life Assurance Company Limited, Barclays Bank PLC, Barclays Capital Securities Limited, Barclays Capital Inc, Barclays Private Bank & Trust (Isle of Man) Limited, Barclays Private Bank and Trust (Jersey) Limited, Barclays Bank Trust Company Limited, Barclays Bank (Suisse) SA, Barclays Private Bank Limited, Bronco (Barclays Cayman) Limited, Palomino Limited, and HYMF Limited, the amount shown represents shares held in trust accounts for the economic benefit of the beneficiaries of those accounts, and includes 3,949,914 shares of our common stock over which such entities have sole voting power and 4,301,667 shares of our common stock over which such entities have sole dispositive power. Barclays Global Investors, NA is a California-based investment advisor whose address is 45 Fremont Street, San Francisco, 94105.

(4)	Includes 878,711 shares of our common stock issuable upon the exercise of options, 823,639 of which shares are vested, and 55,072 of which shares are unvested.

(5)	Includes 55,387 shares of our common stock issuable upon the exercise of options, 37,815 of which shares are vested, and 17,572 of which shares are unvested.

(6)	Includes 59,001 shares of our common stock issuable upon the exercise of options, 5,624 of which shares are vested, and 53,377 of which shares are unvested.

(7)	Includes 60,336 shares of our common stock issuable upon the exercise of options, 34,668 of which shares are vested, and 25,668 of which shares are unvested.

(8)	Includes 39,498 shares of our common stock issuable upon the exercise of options, 35,498 of which shares are vested and 4,000 of which shares are unvested.

(9)	Includes 35,833 shares of our common stock issuable upon the exercise of options, 20,555 of which shares are vested, and 15,278 of which shares are unvested.

(10)	Includes 25,333 shares of our common stock issuable upon the exercise of options, 10,749 of which shares are vested, and 14,584 of which shares are unvested.

(11)	Includes 10,499 shares of our common stock issuable upon the exercise of options, 9,249 of which shares are vested, and 1,250 of which shares are unvested.

(12)	Includes 2,500 shares of our common stock issuable upon the exercise of options, 2,500 of which shares are vested, and none of which shares are unvested.

(13)	Mr. Lyman ceased to serve as our Vice President of Worldwide Sales on November 15, 2004 and accordingly ceased being an executive officer of SigmaTel at such time.

(14)	Mr. Whatley ceased to serve as our Vice President of Engineering and Chief Technical Officer on November 15, 2004 and accordingly ceased being an executive officer of SigmaTel at such time.

(15)	Includes 1,221,680 shares of our common stock issuable upon the exercise of options, 1,003,630 of which shares are vested, and 218,050 of which shares are unvested. The reported shares do not include shares held by Messrs. Lyman and Whatley who are “named executive officers” for purposes of this Proxy Statement but who are no longer executive officers of SigmaTel.

SELLING STOCKHOLDERS

A total of 1,437,304 shares of our common stock are being registered in this offering for the account of the selling stockholders. The selling stockholders are former stockholders of Protocom Corporation (“Protocom”). We acquired Protocom pursuant to an Agreement and Plan of Reorganization dated July 26, 2005 (the “Acquisition”) which was consummated on August 25, 2005. The shares offered under this prospectus were issued to the selling stockholders pursuant to mergers effected in connection with the Acquisition in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Throughout this prospectus, we may refer to the selling stockholders and their transferees, pledgees, donees or other successors in interest who receive shares in non-sale transactions, as the “selling stockholders.” The following table provides information regarding the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders and the number of shares of common stock they are offering. This information has been obtained from the selling stockholders. Except as otherwise indicated, we believe the persons listed in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Shares Beneficially Owned Prior to Offering(1)			Shares Being Offered(3)	Shares Beneficially Owned After Offering(1) (4)
Beneficial Owner	Number	Percent(2)			Number	Percent(2)
Ren-Yuh Wang (5)	342,457		*	342,457	—		*
Hung-Chieh Lin	101,405		*	101,405	—		*
Quanta Computer, Inc.	81,449		*	81,449	—		*
Yu-Mei Lin	81,449		*	81,449	—		*
Grand Cathay Venture Capital Co., LTD	61,087		*	61,087	—		*
Tzu-Ming Liu	61,087		*	61,087	—		*
Grand Cathay Venture Capital II Co., LTD	40,725		*	40,725	—		*
Ascent Venture Capital, Inc.	40,725		*	40,725	—		*
Fuhwa I Venture Capital Co., Ltd.	40,725		*	40,725	—		*
Su-Chu Wang Chou	40,725		*	40,725	—		*
C Squared Investments, Inc.	40,725		*	40,725	—		*
Yi-Yung Jeng (6)	33,173		*	27,506	5,667		*
Isaac E. van Kempen	26,223		*	26,223	—		*
WPI Investment Co., Ltd.	24,435		*	24,435	—		*
Chailease Finance Co., Ltd.	20,362		*	20,362	—		*
China Investment and Development Company, LTD	20,362		*	20,362	—		*
PK Venture Capital Corp.	20,362		*	20,362	—		*
Chin-Long Lin (7)	19,559		*	15,967	3,592		*
Ching-Jen Chung	17,919		*	17,919	—		*
Chih-Hao Chou	16,290		*	16,290	—		*
Chiung Ju Chou	16,290		*	16,290	—		*
Kuang Yu Wu	16,290		*	16,290	—		*
Lee-Shou Wu	16,290		*	16,290	—		*
Chih-Chu Wu	16,290		*	16,290	—		*
Chih-Lu Wu	14,661		*	14,661	—		*
Yen Chien Wang	13,031		*	13,031	—		*
Chin Sheng Lin	12,217		*	12,217	—		*
Chi-Te Wang	12,217		*	12,217	—		*
Su-Yun Chou	9,774		*	9,774	—		*
Chen Huo Chu	8,145		*	8,145	—		*
Chih-Yen Chien	8,145		*	8,145	—		*

	Shares Beneficially Owned Prior to Offering(1)			Shares Being Offered(3)	Shares Beneficially Owned After Offering(1) (4)
Beneficial Owner	Number	Percent(2)			Number	Percent(2)
Ching-Chuan Lin	8,145		*	8,145	—		*
Exceed Investments Limited	8,145		*	8,145	—		*
Jen-Tsung Wang	8,145		*	8,145	—		*
Yueh Hsu	8,145		*	8,145	—		*
Cathay General Bancorp	6,516		*	6,516	—		*
Chang Shu-Yuan Chung	6,516		*	6,516	—		*
Ke-Yu Chang (8)	6,459		*	5,744	715		*
Kie-Yuan Hwang (9)	6,271		*	5,752	519		*
Han Ke	5,430		*	5,430	—		*
Gene Morales (10)	5,141		*	5,141	—		*
Hsiu-Yuan Lee	4,480		*	4,480	—		*
Andy A. Lee	4,072		*	4,072	—		*
Chang-Ling Chianglin	4,072		*	4,072	—		*
Han-Chung Yeh	4,072		*	4,072	—		*
Hsiu Lu Lin	4,072		*	4,072	—		*
James Torng	4,072		*	4,072	—		*
Ly Chang Lin	4,072		*	4,072	—		*
Rai-Yun Lee	4,072		*	4,072	—		*
Shu-Yuan Chang	4,072		*	4,072	—		*
Shyue-Ning Chuang	4,072		*	4,072	—		*
Taeko Oguro	4,072		*	4,072	—		*
Yu-Chih Ou Tu	4,072		*	4,072	—		*
Yung Hsin Wu	4,072		*	4,072	—		*
I-Ming Pao	3,682		*	3,682	—		*
Hung-Ching Pao	3,258		*	3,258	—		*
Guoching Chen (11)	2,971		*	1,612	1,359		*
Hung Kuang Hu (12)	2,573		*	1,357	1,216		*
Kueihsien Tseng (13)	2,481		*	1,336	1,288		*
Chen-Ying Chen	2,443		*	2,443	—		*
Tah-Yuan Chen (14)	2,111		*	1,425	686		*
Chih-Peng Lee	1,930		*	1,930	—		*
Suyin Wukuo	1,833		*	1,833	—		*
Cheng-Feng Kuo	1,629		*	1,629	—		*
Chia-Chun Han	1,629		*	1,629	—		*
Ming-Tsing Sun	1,629		*	1,629	—		*
Pao Yun Hsiao	1,629		*	1,629	—		*
Joy Wei (15)	1,493		*	1,451	42		*
Ming Han Lei (16)	1,448		*	1,082	366		*
Ding-Jie Huang (17)	1,340		*	882	458		*
Chung Yi Chen	1,273		*	1,273	—		*
Chien-Liang Tsai	1,262		*	1,262	—		*
Guangqing Yao	1,222		*	1,222	—		*
Wei-Li Shen	1,222		*	1,222	—		*
Tsung-Ju Yang	1,188		*	1,188	—		*
Takeshi Hori	1,094		*	1,094	—		*
Wei-Jen Li	1,082		*	1,082	—		*
Szu-Tao Huang (18)	1,005		*	662	343		*
Kitaru Watanabe	976		*	976	—		*

	Shares Beneficially Owned Prior to Offering(1)			Shares Being Offered(3)	Shares Beneficially Owned After Offering(1) (4)
Beneficial Owner	Number	Percent(2)			Number	Percent(2)
Michelle Tsai	967		*	967	—		*
Chiu-Li Tu	814		*	814	—		*
Hong-Chin Huang	814		*	814	—		*
Huey-Fen Ding	814		*	814	—		*
James C. Liu	814		*	814	—		*
Shun-Ming Lin	814		*	814	—		*
Wei-Ning Li	713		*	713	—		*
Debbie Chen (19)	678		*	678	—		*
Pang-Chieh Lin	652		*	652	—		*
Sz-Ming Lin	636		*	636	—		*
Ming Du (20)	636		*	407	229		*
Yeh Kuei-hsien Kuan	611		*	611	—		*
Ching-Yun Chen	407		*	407	—		*
Jing-Jy Lin	407		*	407	—		*
John F. Hsu	407		*	407	—		*
Shu-Fen Lin	407		*	407	—		*
Su Chin Wang	407		*	407	—		*
Sung-Jen Fang	407		*	407	—		*
Jochi Li	330		*	330	—		*
Chien-Chih Kuo	204		*	204	—		*
Ping-Hsi Lai	204		*	204	—		*
Hui-Ping Lin	163		*	163	—		*
Sherree Gray (21)	114		*	81	33		*

*	Less than 1.0%

(1)	Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options. Unless otherwise indicated, shares listed as beneficially owned are held directly.

(2)	Calculated on the basis of 37,373,366 shares of Common Stock outstanding as of October 14, 2005, provided that any additional shares of Common Stock that a stockholder has the right to acquire within 60 days after October 14, 2005 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

(3)	All of the shares being offered by the selling stockholders pursuant to this prospectus are subject to certain lock-up restrictions and 239,550 of the shares being offered by the selling stockholders are subject to an escrow, each of which is described more fully in “Shares Eligible For Future Sale – Lock-up Agreements and Escrow” below. This prospectus shall also cover any additional shares of SigmaTel common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of SigmaTel common stock.

(4)	Assumes that (i) all shares offered hereby are sold by the selling stockholders on the date this offering becomes effective, and (ii) between October 14, 2005 and the date this offering becomes effective, (a) the selling stockholders do not acquire any additional shares of common stock, (b) the selling stockholders do not receive any additional option grants, and (c) the shares being offered hereunder do not include, and that selling stockholders do otherwise sell, any shares underlying options held by them.

(5)	We employ Ren-Yuh Wang as a Technical General Manager and Senior SigmaTel Fellow of our West Coast Imaging Center.

(6)	Includes 5,667 shares of our common stock issuable upon the exercise of stock options. We employ Yi-Yung Jeng as a Engineering Director of our West Coast Imaging Center.

(7)	Includes 3,592 shares of our common stock issuable upon the exercise of stock options. We employ Chin-Long Lin as a Senior Engineering Manager of our West Coast Imaging Center.

(8)	Includes 715 shares of our common stock issuable upon the exercise of stock options. We employ Ke-Yu Chang as an Engineering Manager of our West Coast Imaging Center.

(9)	Includes 519 shares of our common stock issuable upon the exercise of stock options. We employ Kie-Yuan Hwang as a Senior Engineering Manager of our West Coast Imaging Center.

(10)	We employ Gene Morales as a Sales Director of our West Coast Imaging Center.

(11)	Includes 1,359 shares of our common stock issuable upon the exercise of stock options. We employ Guoching Chen as an Engineering Manager of our West Coast Imaging Center.

(12)	Includes 1,216 shares of our common stock issuable upon the exercise of stock options. We employ Hung Kuang Hu as an Applications Manager of our West Coast Imaging Center.

(13)	Includes 1,288 shares of our common stock issuable upon the exercise of stock options. We employ Kueihsien Tseng as a Senior S/W Engineering Manager of our West Coast Imaging Center.

(14)	Includes 686 shares of our common stock issuable upon the exercise of stock options.

(15)	Includes 42 shares of our common stock issuable upon the exercise of stock options. We employ Joy Wei as an Officer Manager of our West Coast Imaging Center.

(16)	Includes 366 shares of our common stock issuable upon the exercise of stock options. We employ Ming Han Lei as a Senior ASIC Engineer of our West Coast Imaging Center.

(17)	Includes 458 shares of our common stock issuable upon the exercise of stock options. We employ Ding-Jie Huang as a Senior ASIC Engineer of our West Coast Imaging Center.

(18)	Includes 343 shares of our common stock issuable upon the exercise of stock options. We employ Szu-Tao Huang as a Software Manager of our West Coast Imaging Center.

(19)	We employ Debbie Chen as a Finance Manager of our West Coast Imaging Center.

(20)	Includes 229 shares of our common stock issuable upon the exercise of stock options. We employ Ming Du as a Senior Systems Engineer of our West Coast Imaging Center.

(21)	Includes 33 shares of our common stock issuable upon the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 170,000,000 shares of common stock, $0.0001 par value per share, and 30,000,000 shares of preferred stock, $0.01 par value per share. The relative rights and preferences of our preferred stock may be established from time to time by our board of directors. The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of October 14, 2005, there were 37,373,366 shares of common stock outstanding. As of October 14, 2005, we had 89 stockholders of record. As of October 14, 2005, there were also 5,441,678 shares of common stock subject to outstanding options under our stock option plans and 213,541 shares subject to an outstanding non-plan option. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a result, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. Our common stock has no preemptive, conversion or other rights to subscribe for additional securities of SigmaTel. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and all shares of our common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 30,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. At present, we have no plans to issue any shares of preferred stock.

Non-Plan Option

In March 2001, we issued an option to purchase 518,807 shares of Series I preferred stock at an exercise price of $2.57 per share to our President and Chief Executive Officer, Ronald Edgerton, in connection with the execution of his employment agreement. One half of these shares vested immediately upon issuance and the other half vested upon the closing of our initial public offering. Upon the closing of our initial public offering, this option automatically converted into an option to acquire 213,541 shares of common stock at an exercise price of $6.24 per share.

Anti-Takeover Effects

Provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage types of transactions that may involve an actual or threatened change of control of SigmaTel. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of SigmaTel.

Delaware Anti-Takeover Statute.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to exceptions, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	Prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “interested stockholder,” did own, 15% or more of the corporation’s voting stock.

In addition, certain provisions of our certificate of incorporation and bylaws may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

Classified Board of Directors; Removal of Directors

Our board of directors is divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. In addition, only our board of directors is authorized to fill vacant directorships or increase the size of our board. Directors may only be removed for cause by holders of two-thirds of the shares entitled to vote at an election of directors.

Stockholder Action; Special Meeting of Stockholders.

Our certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors.

Advanced Notice Requirements for Stockholders Proposals and Directors Nominations.

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date in the current year that corresponds to the date we released the notice of annual meeting to stockholders in connection with the previous year’s annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the tenth day following the day on which the date of the annual meeting is publicly announced. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares.

Our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction.

Stockholder Supermajority Vote Provisions.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation includes supermajority vote provisions that require the affirmative vote of the holders of at least two-thirds of the combined voting power of all then-outstanding shares of our voting capital stock in order to amend our bylaws or to amend the provisions of our certificate of incorporation relating to the classified board of directors and the elimination of action by written consent of stockholders.

Amendment of Bylaws.

Our directors are expressly authorized to amend our bylaws.

Indemnification.

Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers. We currently maintain and intend to continue to maintain directors’ and executive officers’ liability insurance. In addition, our certificate of incorporation limits the personal liability of our board members for breaches by the directors of their fiduciary duties to the fullest extent permitted under Delaware law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC and its address is Two North LaSalle Street, Chicago, Illinois 60602.

Nasdaq National Market Listing

Our common stock is quoted on the Nasdaq National Market under the symbol “SGTL.”

SHARES ELIGIBLE FOR FUTURE SALE

If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline.

Upon the closing of this offering, we will have outstanding an aggregate of 37,373,366 shares of our common stock, based upon the number of shares outstanding at October 14, 2005 assuming no exercise of outstanding options and warrants and no grant of additional options or warrants. All shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act, and will be eligible for sale in the public market as follows:

Rule 144. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately 373,734 shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Based upon the number of shares outstanding at October 14, 2005, an aggregate of approximately 33,095 shares of our common stock are eligible to be sold pursuant to Rule 144, subject to the volume restrictions described in the previous sentence.

Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Based upon the number of shares outstanding at October 14, 2005, an aggregate of approximately 2,292,804 shares of our common stock are eligible to be sold pursuant to Rule 144(k) after the date of the prospectus.

Stock Plans. As of October 14, 2005, options to purchase 5,441,678 shares of our common stock were outstanding under our 1995 Stock Option/Stock Issuance Plan and our 2003 Equity Incentive Plan. We have filed a registration statement on Form S-8 under the Securities Act of 1933 covering shares of common stock issued or reserved for issuance under our 1995 Stock Option/Stock Issuance Plan, our 2003 Stock Incentive Plan, and our employee stock purchase plan. Accordingly, subject to the satisfaction of applicable exercisability or vesting periods, Rule 144 volume limitations applicable to affiliates and the lock-up agreements referred to below, shares of common stock registered under such Form S-8 registration statement will be available for sale in the open market upon exercise by the holders.

Lock-up Agreements and Escrow. All of shares being offered by the selling stockholders pursuant to this prospectus are subject to lock-up agreements pursuant to which the selling stockholders have agreed not to transfer or dispose of, directly or indirectly, any of such shares as follows:

•	414,217 of the shares are held by former Protocom shareholders who were also employees of Protocom and are locked up for 2 years from August 25, 2005, with the lock-up expiring with respect to 25% of such shares at the end of each 6 month period following August 25, 2005; and

•	1,023,087 of the shares are held by former preferred stockholders of Protocom who were non-employees and are locked up for 90 days following August 25, 2005.

239,550 of the shares being offered by the selling stockholders pursuant to this prospectus were deposited into an escrow account pursuant to the terms of the Protocom acquisition agreement. The purpose of the escrow is to settle any claims of SigmaTel against Protocom for breaches of certain representations, warranties and covenants contained in the acquisition agreement. Any shares not reclaimed by SigmaTel in order to settle indemnification claims against Protocom will be released from escrow on August 25, 2005, at which time they will be freely tradeable, subject to the lock-up agreements described above.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected:

•	in transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in crosses or block transactions;

•	in private transactions;

•	through options;

•	by pledge to secure debts and other obligations; or

•	by a combination of any of the foregoing transactions.

The selling stockholders may use any one or more of the following methods, without limitation, when selling or disposing their shares of common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;

•	privately negotiated transactions;

•	transactions to cover short sales;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	a combination of any of the foregoing methods; or

•	any other legally available means.

In connection with the sale of our common stock, selling stockholders or their successors in interest may enter into derivative or hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume; or sell short or deliver shares to close out positions. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or transfer these shares through this prospectus.

In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling stockholders may transfer the shares to a transferee, pledgee, donee or successor. If they default in the performance of their secured obligations, the transferee, pledgee, donee or successor may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if required, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholder under this prospectus.

At the time a particular offering of our common stock is made, if required, a supplement to this prospectus or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth, with respect to the particular offering, the aggregate amount of common stock being offered, the offering price and the other material terms of the offering, the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers, that such broker-dealer(s) did not conduct any investigation to verify the information set forth in this prospectus and other facts material to the transaction not previously disclosed. Each broker-dealer that receives the common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of common stock. If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution.

The selling stockholders and any other persons participating in such distribution will be subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

•

the date that is later of: (i) the second anniversary of the effective date of the registration statement of which this prospectus constitutes a part, or (ii) with respect to any particular selling stockholder, the date that the selling stockholder and any of its affiliates may no longer be deemed to be affiliates of SigmaTel, as the term affiliate is defined in Rule 144 under the Securities Act;

•	such time as all of the shares held by the selling stockholders being registered by the registration statement of which this prospectus constitutes a part have been sold by the selling stockholders, and

•	such time as the selling stockholders may sell all of the shares being registered by the registration statement of which this prospectus constitutes a part in a single three-month period in accordance with Rule 144 under the Securities Act.

We have agreed to pay all of the expenses incidental to the registration of the common stock covered by the prospectus, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling stockholders will bear all underwriting discounts and commissions incurred in connection with the offering and sale of the common stock to the public.

We have agreed to indemnify the selling stockholders against certain civil liabilities in accordance with the Agreement and Plan of Reorganization for the Protocom acquisition. We may be indemnified by the selling stockholders against certain civil liabilities that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the Merger Agreement.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP, Austin, Texas.

EXPERTS

The consolidated financial statements of SigmaTel as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

The financial statements of Protocom as of December 31, 2004 and for the year then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

The financial statements of Oasis Semiconductor, Inc. as of and for the year ended December 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION ABOUT SIGMATEL

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information included in the registration statement. For further information about us and the shares of our common stock to be sold in this offering, please refer to this registration statement. Complete exhibits have been filed with our registration statement on Form S-1.

You may read and copy any contract, agreement or other document that we have filed as an exhibit to our registration statement or any other portion of our registration statement or any other information from our filings at the Securities and Exchange Commission’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference room. Our filings with the Securities and Exchange Commission, including our registration statement, are also available to you on the Securities and Exchange Commission’s Web site, http://www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, file with the Securities and Exchange Commission, and furnish to our stockholders, annual reports containing financial statements audited by our independent auditors, quarterly reports containing unaudited financial data for the first three quarters of each fiscal year, proxy statements and other information.

You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission.

SigmaTel, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of SigmaTel, Inc.

We have completed an integrated audit of SigmaTel, Inc.’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of SigmaTel, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting (not presented herein) appearing under Item 9A Controls and Procedures in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Austin, Texas

February 7, 2005

SigmaTel, Inc.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$27,246	$61,841
Short-term investments	114,451	49,420
Accounts receivable, net	34,195	15,989
Inventories, net	19,411	9,904
Deferred tax asset	7,613	—
Prepaid expenses and other assets	4,241	1,333

Total current assets	207,157	138,487
Property, equipment and software, net	7,116	3,792
Intangible assets, net	4,357	4,476
Other assets	1,285	122

Total assets	$219,915	$146,877

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$23,016	$13,466
Accrued payroll	2,217	870
Other accrued expenses	4,365	2,561
Deferred revenue	7,286	3,645
Current portion of long-term obligations	1,223	48

Total current liabilities	38,107	20,590
Capital lease obligations, net of current portion	7	63
Other liabilities	885	116

Total liabilities	38,999	20,769

Stockholders’ equity:
Common stock, $0.0001 par value; 170,000,000 shares authorized; shares issued and outstanding: 35,204,742 and 35,114,786 in 2004, 34,270,961 and 34,181,005 in 2003, respectively	4	3
Additional paid-in capital	173,480	173,737
Notes receivable from stockholders	(7)	(115)
Deferred stock-based compensation	(1,278)	(3,678)
Treasury stock, 89,956 common shares at cost	(741)	(741)
Accumulated surplus (deficit)	9,458	(43,098)

Total stockholders’ equity	180,916	126,108

Total liabilities and stockholders’ equity	$219,915	$146,877

The accompanying notes are an integral part of these consolidated financial statements.

SigmaTel, Inc.

Consolidated Statements of Operations

(in thousands, except share data)

	Year Ended December 31,
	2004	2003	2002
Revenues, net	$194,805	$100,225	$30,917
Cost of goods sold(1)	89,187	52,491	19,630

Gross profit	105,618	47,734	11,287

Operating expenses:
Research and development(1)	32,253	17,867	11,927
Selling, general and administrative(1)	18,098	10,184	4,969
Amortization of deferred stock-based compensation	2,162	3,907	29
Litigation settlements (Note 12)	—	4,500	—
Loss on sale of assets	—	—	11

Total operating expenses	52,513	36,458	16,936

Operating income (loss)	53,105	11,276	(5,649)
Other income (expense):
Interest income	1,732	296	42
Interest expense	(23)	(1,250)	(2,672)

Income (loss) before income taxes	54,814	10,322	(8,279)
Income taxes	2,258	333	—

Net income (loss)	52,556	9,989	(8,279)
Deemed dividends on preferred stock	—	(8,768)	(316)

Net income (loss) attributable to common stockholders	$52,556	$1,221	$(8,595)

Basic net income (loss) attributable to common stockholders per share	$1.52	$0.09	$(1.47)
Diluted net income (loss) attributable to common stockholders per share	$1.39	$0.04	$(1.47)
Weighted-average number of shares used in basic net income (loss) attributable to common stockholders per share calculations	34,668,904	13,449,687	5,836,026
Weighted-average number of shares used in diluted net income (loss) attributable to common stockholders per share calculations	37,871,618	31,086,166	5,836,026

(1) Amounts exclude amortization of deferred stock-based compensation as follows:

	Year Ended December 31,
	2004	2003	2002
Cost of goods sold	$105	$129	$—
Research and development	1,378	1,853	29
Selling, general and administrative	679	1,925	—

Total	$2,162	$3,907	$29

The accompanying notes are an integral part of these consolidated financial statements.

SigmaTel, Inc.

Consolidated Statements of Changes In Stockholders’ Equity (Deficit)

(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Deferred Stock-Based Compensation	Treasury Stock	Accumulated Surplus (Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance, December 31, 2001	6,597,898	1	10,237	(278)	(108)	(2,609)	(44,808)	(37,565)
Issuance of common stock upon exercise of options	7,419	—	13	—	—	—	—	13
Repurchase of 1,433 shares of common stock	—	—	—	—	—	(1)	—	(1)
Deferred stock-based compensation	—	—	(29)	—	29	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	29	—	—	29
Warrants issued to a customer	—	—	973	—	—	—	—	973
Issuance of common stock for software licenses	33,333	—	100	—	—	—	—	100
Warrants issued in connection with financing	—	—	72	—	—	—	—	72
Retirement of treasury stock	(648,022)	—	(1,869)	—	—	1,869	—	—
Interest on amounts receivable from stockholder	—	—	—	(15)	—	—	—	(15)
Payment of amounts receivable from stockholder	—	—	—	4	—	—	—	4
Deemed dividends on redeemable convertible preferred stock	—	—	(316)	—	—	—	—	(316)
Net loss	—	—	—	—	—	—	(8,279)	(8,279)

Balance, December 31, 2002	5,990,628	1	9,181	(289)	(50)	(741)	(53,087)	(44,985)
Issuance of common stock upon initial public offering, net of issuance costs of $1,664	7,383,917	—	101,361	—	—	—	—	101,361
Issuance of common stock upon exercise of options	227,257	—	307	—	—	—	—	307
Conversion of redeemable convertible preferred stock to common stock	19,177,818	2	49,526	—	—	—	—	49,528
Conversion of convertible notes payable to common stock	1,022,102	—	6,382	—	—	—	—	6,382
Issuance of common stock upon net exercise of warrants	471,906	—	—	—	—	—	—	—
Payment of amounts receivable from stockholder	—	—	—	181	—	—	—	181
Interest on amounts receivable from stockholder	—	—	—	(11)	—	—	—	(11)
Repurchase and cancellation of 2,667 shares of common stock	(2,667)	—	(4)	4	—	—	—	—
Deferred stock-based compensation	—	—	7,665	—	(7,535)	—	—	130
Amortization of deferred stock-based compensation	—	—	—	—	3,907	—	—	3,907
Deemed dividends on redeemable convertible preferred stock	—	—	(681)	—	—	—	—	(681)
Net income	—	—	—	—	—	—	9,989	9,989

Balance, December 31, 2003	34,270,961	3	173,737	(115)	(3,678)	(741)	(43,098)	126,108
Issuance of common stock upon exercise of options	1,476,996	1	3,807	—	—	—	—	3,808
Issuance of common stock upon follow-on equity offering, net of issuance costs of $699	250,000	—	5,271	—	—	—	—	5,271
Issuance of common stock upon offering from Employee Stock Purchase Plan	111,391	—	1,623	—	—	—	—	1,623
Issuance of common stock upon net exercise of warrants	477,385	—	—	—	—	—	—	—
Repurchase and cancellation of 1,381,991 shares of common stock	(1,381,991)	—	(21,021)	—	—	—	—	(21,021)
Payment of amounts receivable from stockholder	—	—	—	109	—	—	—	109
Interest on amounts receivable from stockholder	—	—	—	(1)	—	—	—	(1)
Tax benefit related to exercise of employee stock options	—	—	9,860	—	—	—	—	9,860
Deferred stock-based compensation	—	—	203	—	238	—	—	441
Amortization of deferred stock-based compensation	—	—	—	—	2,162	—	—	2,162
Net income	—	—	—	—	—	—	52,556	52,556

Balance, December 31, 2004	35,204,742	$4	$173,480	$(7)	$(1,278)	$(741)	$9,458	$180,916

The accompanying notes are an integral part of these consolidated financial statements.

SigmaTel, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$52,556	$9,989	$(8,279)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,814	3,471	2,593
Loss on sale of assets	—	—	11
Amortization of deferred stock-based compensation	2,162	3,907	29
Amortization of premium and accretion of discount on securities	378	—	—
Deferred income tax benefit	(8,166)	—	—
Tax benefit related to exercise of employee stock options	9,860	—	—
Lease abandonment charge	1,946	—	—
Other non-cash expenses	439	1,016	3,081
Changes in assets and liabilities:
Accounts receivable, net	(18,206)	(11,149)	(1,317)
Inventories, net	(9,507)	(4,165)	(1,594)
Prepaid expenses and other assets	(3,514)	(1,042)	315
Accounts payable	13,047	4,546	484
Accrued expenses	3,274	2,518	429
Deferred revenue and other liabilities	3,507	3,236	66

Net cash provided by (used in) operating activities	52,590	12,327	(4,182)

Cash flows from investing activities:
Proceeds from maturities of restricted investments	—	130	130
Proceeds from maturities of short-term investments	77,801	—	—
Purchases of short-term investments	(143,211)	(49,420)	—
Purchases of property, equipment, software and intangible assets	(11,517)	(3,581)	(1,675)

Net cash used in investing activities	(76,927)	(52,871)	(1,545)

Cash flows from financing activities:
Proceeds from long-term debt	—	5,150	—
Proceeds (repayments) under revolving line of credit, net	—	(8,923)	2,920
Repayments of long-term debt	—	(5,000)	(618)
Payments of capital lease obligations	(48)	(76)	(40)
Payments of interest on convertible notes payable	—	(1,564)	—
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	8,090	—
Proceeds from notes receivable from stockholders	109	181	4
Proceeds from issuance of common stock, net of issuance costs	10,702	101,668	13
Purchases of treasury stock	(21,021)	—	(1)

Net cash provided by (used in) financing activities	(10,258)	99,526	2,278

Net increase (decrease) in cash and cash equivalents	(34,595)	58,982	(3,449)
Cash and cash equivalents, beginning of year	61,841	2,859	6,308

Cash and cash equivalents, end of year	$27,246	$61,841	$2,859

The accompanying notes are an integral part of these consolidated financial statements.

SigmaTel, Inc.

Notes to Consolidated Financial Statements

1.	Organization

SigmaTel, Inc. (the “Company” or “SigmaTel”) was incorporated on December 28, 1993 and is a fabless designer of analog-intensive mixed-signal integrated circuits headquartered in Austin, Texas. SigmaTel Hong Kong, Ltd. was established and incorporated in Hong Kong in July 2004 and became a wholly owned subsidiary of SigmaTel, Inc. in August of 2004, for the purpose of providing engineering support to customers in Asia for their product development activities. The accompanying consolidated financial statements include the accounts of both SigmaTel, Inc. and SigmaTel Hong Kong Ltd., and all material intercompany accounts and transactions have been eliminated in consolidation.

On September 11, 2003, the Company completed a one-for-three reverse stock split of the Company’s outstanding common stock. All share and per share amounts have been retroactively restated in the accompanying consolidated financial statements and notes for all periods presented to reflect the reverse stock split.

SigmaTel, Inc. was incorporated in Texas in 1993 and changed its state of incorporation to Delaware in August 2003 by merging into a wholly owned subsidiary. As a result of the merger, that subsidiary succeeded to all rights and obligations of the Texas corporation, and the Texas corporation ceased to exist. Prior to the merger, the Delaware subsidiary conducted no operations and had no assets or liabilities other than $1,000 of cash contributed to it by the Texas corporation. As a result of the reincorporation, the Company is authorized to issue 170,000,000 shares of $0.0001 par value Common Stock and 30,000,000 shares of $0.01 par value Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The par value of the Preferred Stock and shares of Common Stock and Preferred Stock authorized in the balance sheets at December 31, 2003 and in the statements of stockholders’ equity (deficit) for the two years ended December 31, 2003 and 2002 have been retroactively adjusted to reflect the reincorporation.

On September 18, 2003, the Securities and Exchange Commission declared effective the Company’s first registration statement, which the Company filed on Form S-1 (Registration No. 333-106796) under the Securities Act of 1933 in connection with the initial public offering of its common stock. Under this registration statement, the Company registered 11,500,000 shares of its common stock, including 1,500,000 shares subject to the underwriters’ overallotment option (which was exercised in full), with a public offering price of $15.00 per share and aggregate proceeds of approximately $172,500,000. The Company registered 7,383,917 of these shares on its behalf and 4,116,083 shares on behalf of certain stockholders of the Company. The underwriting syndicate was managed by Merrill Lynch & Co. , JPMorgan, CIBC World Markets and Needham & Company, Inc. This offering terminated after the sale of all of the shares of the Company’s common stock that it registered under its registration statement on Form S-1. The sale of shares of common stock by the Company, including the sale of 383,917 shares pursuant to the exercise of the over-allotment option by the underwriters, resulted in aggregate gross proceeds of approximately $110.8 million, approximately $7.8 million of which the Company applied to underwriting discounts and commissions and approximately $1.6 million of which the Company applied to related costs. As a result, the Company received approximately $101.4 million of the offering proceeds. The sale of shares of common stock by the selling stockholders resulted in aggregate gross proceeds of $61.7 million, $4.3 million of which the selling stockholders applied to underwriting discounts and commissions. As a result, the selling stockholders received $57.4 million of the offering proceeds. Upon completion of the initial public offering, 22,022,367 outstanding shares of the Company’s redeemable convertible preferred stock were converted into 19,177,818 shares of common stock.

On February 18, 2004, the Securities and Exchange Commission declared effective the Company’s registration statement, which the Company filed on Form S-1 under the Securities Act of 1933 in connection with

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

a follow-on offering of its common stock. Under this registration statement, the Company registered 9,830,422 shares of its common stock, including 1,282,229 shares subject to the underwriters’ overallotment option (of which 212,229 shares were exercised), with a public offering price of $25.01 per share. The Company registered 250,000 of these shares on its behalf and 9,580,422 on behalf of certain stockholders of the Company. The Company received $5.3 million in proceeds after deducting the underwriters fees and transaction costs.

In July of 2004, the Company’s Board of Directors authorized a share repurchase plan for up to $30 million of common stock. Under this plan, the Company used $21.0 million of cash during July and August of 2004 to purchase 1,381,991 shares of common stock. All shares purchased during the year ended December 31, 2004 were retired during the period.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate carrying values due to their short maturities.

Risks and Uncertainties and Concentrations of Credit Risk

The Company’s operating results are significantly dependent on its ability to market and develop products. The inability of the Company to successfully develop and market its products as a result of competition or other factors would have a material adverse affect on the Company’s business, financial condition and results of operations. The majority of the Company’s products are currently manufactured by three companies in Asia. The Company does not have long-term agreements with any of these suppliers. A manufacturing disruption experienced by one or more of these manufacturing entities would impact the production of the Company’s products for a substantial period of time which could have a material adverse effect on its business, financial condition and results of operations. The Company’s customers are mainly in Asia, the United States of America and Europe.

	Customers That Accounted For Greater Than 10% of Accounts Receivable, net		Customers That Accounted For Greater Than 10% of Revenues, net
	December 31,		Year Ended December 31,
	2004	2003	2004	2003	2002
Customer A (an affiliate)	20%	34%	14%	14%	21%
Customer B	21%	17%	17%	32%	35%
Customer C	10%	—	—	—	—
Customer D	21%	14%	27%	11%	—
Customer E	—	14%	—	—	—

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company places its cash, cash equivalents and short-term investments primarily in multiple types of investment-grade securities. The Company performs ongoing credit evaluations of its customers’ financial condition and has a foreign trade insurance policy for significant international customers to minimize credit risk. The Company maintains an allowance for doubtful accounts receivable to cover the uninsured portion of trade receivables and estimated losses resulting from uncollectible accounts. The Company will write off a receivable account once the account is deemed uncollectible. Accounts receivable write-offs to date have been minimal. As of December 31, 2004 and 2003, the Company had an allowance for doubtful accounts of $0.5 million and $0.4 million, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company is exposed to credit risk in the event of default by the financial institutions and issuers of the investments. The Company maintains cash and cash equivalent balances in highly rated financial institutions and has not experienced any material losses relating to any cash or cash equivalents.

Short-term Investments

Short-term investments consist of corporate, state and municipal securities with readily determinable fair market values and original maturities in excess of three months. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. The Company’s investments are classified as “available-for-sale” and accordingly are reported at fair value, with unrealized gains and losses, if material, reported as a component of stockholder’s equity. Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary. Realized gains and losses on investments are included in interest income.

Inventories

Inventories are stated at the lower of cost (approximate costs are determined on a first-in, first-out basis) or market. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values.

Property, Equipment and Software

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Amortization of assets under capital leases is included in depreciation and is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Purchased software is capitalized and stated at cost and depreciated using the straight-line method over the estimated useful life of the software.

Upon disposal of assets, related accumulated depreciation is removed from the accounts and the related gain or loss is included in operations. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-lived Assets

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Intangible Assets

Intangible assets consist of licenses to use intellectual property in manufacturing and patents. Intangible assets are recorded at cost and amortized over the shorter of the contractual life or the estimated useful life, which is generally between five to seven years.

Treasury Stock

The Company has repurchased shares of its common stock which have been held as treasury stock. The Company accounts for treasury stock under the cost method. Upon the retirement of treasury stock shares, the par value and any related additional paid-in capital are removed from the accounts.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

Revenues from product sales are recognized upon shipment, or later if required by shipping terms, provided title is transferred, prices are fixed, and collection is deemed probable. Revenues primarily consist of product sales to distributors. Revenues and related costs of goods sold on sales to distributors with rights of return and price protection on products unsold are deferred and subsequently recognized upon sell-through to their end customer.

Sales Returns and Product Warranty

The Company may provide replacements for products which its customers purchased and which have been authorized for return. Warranty returns have been infrequent, and relate to defective or off-specification parts. The Company records an allowance for sales returns, based on evaluations of returns experience and revenues, to provide for the anticipated costs associated with product returns. To date, the Company has not experienced significant costs associated with warranty returns.

Insurance and Self-Insurance Reserves

The Company is primarily self-insured for employee health benefits. The Company records its self-insurance liability based on claims filed and an estimate of claims incurred but not yet reported. If more claims are made than were estimated or if the costs of actual claims increases beyond what was anticipated, reserves recorded may not be sufficient and additional accruals may be required in future periods.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

Shipping and Handling Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by its customers are recorded as revenue in the statement of operations. Shipping and handling costs are charged to cost of goods sold as incurred.

Accounting for Stock-Based Compensation

Employee stock awards under the Company’s compensation plans are accounted for in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation No. 44, Emerging Issues Task Force (“EITF”) Issue No. 00-23, and related interpretations. The Company accounts for equity awards issued to non-employees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services and related interpretations. The following table illustrates the effect on net income (loss) as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except share data):

	Year Ended December 31,
	2004	2003	2002
Net income (loss) attributable to common stockholders, as reported	$52,556	$1,221	$(8,595)
Add: Stock-based employee compensation expense recognized in net income (loss) attributable to common stockholders, net of tax	1,405	3,657	4
Deduct: Stock-based employee compensation expense determined under the fair value based method for all employee awards, net of tax	(4,036)	(3,456)	(931)

Proforma net income (loss) attributable to common stockholders	$49,925	$1,422	$(9,522)

Pro forma basic net income (loss) attributable to common stockholders per share	$1.44	$0.11	$(1.63)

Pro forma diluted net income (loss) attributable to common stockholders per share	$1.32	$0.05	$(1.63)

Research and Development

Costs for research and development of the Company’s products are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expense. Total advertising and promotional expenses were approximately $0.1 million, $0.2 million and $0.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Comprehensive Income

Comprehensive income includes all changes in stockholders’ equity (deficit) during a period from non-owner sources. For the years ended December 31, 2004, 2003 and 2002, there were no differences between the Company’s net income (loss) and its comprehensive income (loss).

Net Income (loss) per Share

Basic net income (loss) attributable to common stockholders per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

outstanding for the period. Diluted net income (loss) attributable to common stockholders per share is computed giving effect to all potential dilutive common stock, including options, warrants, common stock subject to repurchase and redeemable convertible preferred stock.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) attributable to common stockholders per share follows (in thousands, except share data):

	Year Ended December 31,
	2004	2003	2002
Numerator:
Net income (loss) attributable to common stockholders	$52,556	$1,221	$(8,595)

Denominator:
Weighted-average common stock outstanding	34,714,921	13,505,738	5,886,097
Less: weighted-average shares subject to repurchase	(46,017)	(56,051)	(50,071)

Weighted-average shares used in computing basic net income (loss) attributable to common stockholders per share	34,668,904	13,449,687	5,836,026
Dilutive potential common shares used in computing diluted net income (loss) attributable to common stockholders per share	3,202,714	17,636,479	—

Total weighted-average number of shares used in computing diluted net income (loss) attributable to common stockholders per share	37,871,618	31,086,166	5,836,026

The following outstanding options, common stock subject to repurchase, redeemable convertible preferred stock and warrants were excluded from the computation of diluted net income (loss) per share as they had an antidilutive effect:

	Year Ended December 31,
	2004	2003	2002
Options to purchase common stock	498,530	22,595	2,081,375
Common stock subject to repurchase	—	—	50,071
Redeemable convertible preferred stock	—	—	9,230,761
Warrants	—	—	1,552,244

Included in the calculation of net income (loss) attributable to common stockholders are deemed dividends of zero, $8.8 million and $0.3 million for the years ended December 31, 2004, 2003 and 2002, respectively, related to the issuance of the Company’s Series F, H and J Preferred Stock.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB NO. 51, which addresses consolidation by business enterprises of variable interest entities (VIEs) either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (Revised Interpretations) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the first quarter of fiscal year 2004. VIEs created after January 1, 2004 must be accounted for under the Revised Interpretations. The adoption of these deferred provisions in the first quarter of fiscal year 2004 had no material impact on the Company’s financial statements.

In April 2004, the EITF released Issue No. 03-06, Participating Securities and the Two Class Method under SFAS No. 128, Earnings per Share, which addressed a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. It requires that undistributed earnings for the period be allocated to a participating security based on the contractual participation rights of the security to share in those earnings as if all the earnings for the period had been distributed in calculating earnings per share. EITF Issue No. 03-06 is effective for fiscal periods beginning after March 15, 2004. It requires that prior period earnings per share amounts be restated to ensure comparability year over year. The adoption of EITF Issue No. 03-06 did not have an impact on the Company’s financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (SFAS 151). The standard requires that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. . The provision is effective for fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets – Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions (APB 29). SFAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB released its final revised standard, SFAS No. 123R, Share-Based Payment. SFAS 123R requires that a public entity measure the cost of equity based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. Adoption of SFAS 123R is required for fiscal periods beginning after June 15, 2005, and the Company is evaluating the impact this standard may have on the Company’s financial position, results of operations or cash flows.

3.	Short-term Investments

Short-term investments at December 31, 2004 and 2003, consisting of corporate, state and municipal securities, were acquired at an aggregate cost of $114.8 million and $49.4 million, respectively. The fair value of these instruments are based on market interest rates and other market information available to management as of each balance sheet date presented and was not materially different than the aggregate cost.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

Short-term investments consist of the following (in thousands):

	December 31,
	2004	2003
Available-for-sale securities:
Commercial paper	$7,628	$19,949
Auction rate preferred notes	92,300	44,300
U.S. Agencies	14,985	—
Corporate Notes	9,972	5,120

Total investments	124,885	69,369
Less cash equivalents	(10,434)	(19,949)

	$114,451	$49,420

Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Securities classified as available-for-sale are stated at cost, which is not materially different than market value. $11.9 million of total liquid investments mature within three months, $18.2 million mature beyond three months but within one year, $2.5 million mature beyond one year and within five years and $92.3 million mature beyond five years, but have interest reset maturities of less than thirty days.

4.	Inventories

Inventories consist of the following (in thousands):

	December 31,
	2004	2003
Work in process	$9,433	$3,342
Finished goods	9,978	6,562

	$19,411	$9,904

At December 31, 2004 and 2003, the Company’s reserve for slow-moving and obsolete inventory was approximately $2.2 million and $1.4 million, respectively.

5.	Property, Equipment and Software

Property, equipment and software is comprised of the following (in thousands):

	Estimated Useful Lives in Years	December 31,
		2004	2003
Computers and equipment	2-5	$9,241	$4,801
Furniture and fixtures	5	3,437	1,646
Purchased software	3	6,797	5,905

		19,475	12,352
Less—accumulated depreciation and amortization		(12,359)	(8,560)

		$7,116	$3,792

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

At December 31, 2004 and 2003, property, equipment and software under capital leases consist of equipment and furniture and fixtures of approximately $0.2 million and $0.3 million, respectively. Accumulated amortization for equipment and furniture and fixtures under capital leases totaled approximately $0.2 million and $0.1 million as of December 31, 2004 and 2003, respectively.

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was approximately $3.8 million, $3.1 million and $2.6 million, respectively.

6.	Intangible Assets

Intangible assets subject to amortization expense relate to licenses to use intellectual property in manufacturing and patents. The Company purchased certain intellectual property from third parties during the year ended December 31, 2004. Intangible assets consist of the following (in thousands):

	December 31,
	2004	2003
Intangible assets subject to amortization:
Gross carrying amount	$5,605	$4,712
Accumulated amortization	(1,248)	(236)

	$4,357	$4,476

Intangible asset amortization expense for the year ended December 31, 2004 was $1.0 million. Estimated aggregate intangible asset amortization expense is estimated to be $1.1 million for each of the years ended December 31, 2005, 2006 and 2007, $0.9 million for the year ending December 31, 2008 and $0.1 million for the year ending December 31, 2009. The weighted average amortization period for intangible assets is five years.

7.	Long-Term Debt

On March 2, 1998, the Company issued a $1.0 million convertible note (the “Note”), bearing interest at a rate of 8% per annum payable on demand after March 31, 2001. In connection with the Note, the Company issued a warrant to purchase up to 223,000 shares of Series B Preferred Stock at an exercise price of $2.25 per share. The fair value of the warrant amounted to approximately $0.2 million resulting in a discount to the Note. The Note and warrant were cancelled in April 2001 in connection with the issuance of new convertible subordinated promissory notes.

On April 10, 2001, the Company sold to current shareholders convertible subordinated promissory notes (the “Convertible Notes”) in the aggregate principal amount of $6.4 million. The Convertible Notes were issued in exchange for $5.0 million in cash and the cancellation of the Note. The balance of the Note at the cancellation date was $1.3 million. The Convertible Notes bore simple interest at the rate of 10% per annum, were to mature on April 10, 2006 and were convertible, at the option of the holder, into shares of the Company’s Series I Preferred Stock at the conversion rate of $2.57 per share. Upon closing of the Company’s initial public offering in September 2003, the principal amount of the convertible notes of $6.4 million was converted into 1,022,102 shares of common stock with $1.6 million of accrued interest paid using proceeds from the Company’s initial public offering.

In connection with the Credit Agreement amendment on March 4, 2003, the Company entered into a three-year $5.0 million term loan with the bank. The note was payable in monthly installments and bore a fixed annual interest rate of 6%. The note balance was paid off in its entirety during September 2003 with proceeds from the Company’s initial public offering.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

In May of 2000, the Company entered into a one-year credit agreement (the “Credit Agreement”) with a bank that allowed for a revolving line of credit with borrowings of up to $6.5 million. In March of 2003, the Credit Agreement was amended to (i) increase the maximum borrowing amount under the revolving line of credit to $8.0 million, modify certain financial covenants, extend the maturity date to March 1, 2005 and lower the interest rate from 175 basis points above the Bank’s Prime Rate to 100 basis points above the Bank’s Prime Rate. In April of 2004, the Company terminated this revolving line of credit agreement.

8.	Convertible Preferred Stock

Upon the closing of the Company’s initial public offering in September 2003, all outstanding shares of the Company’s redeemable convertible preferred stock converted into an aggregate of 19,177,818 shares of common stock.

Following is a summary of convertible Preferred Stock that was designated by the Company (in thousands, except share data):

Series	Date Designated	Number of Shares Authorized	Shares Issued and Outstanding	Total Proceeds	Carrying Amount		Liquidation Value at December 31, 2002
					December 31,
					2003	2002
Series A	July 1997	1,170,601	1,170,601	$1,721	$—	$1,695	$1,721
Series C	August 1998	304,878	304,878	1,000	—	984	1,000
Series E	January 1999	661,730	661,730	1,203	—	1,203	1,203
Series F	August 1999	8,303,631	6,919,692	12,580	—	12,065	12,580
Series G	September 1999	755,250	755,250	833	—	833	833
Series H	August 2000	5,052,632	5,052,632	24,000	—	23,981	24,000
Series I	April 2001	5,012,576	—	—	—	—	—
Series J	February 2003	7,157,584	7,157,584	8,191	—	—	—
Undesignated		1,581,118	—	—	—	—	—

		30,000,000	22,022,367	$49,528	$—	$40,761	$41,337

The carrying value of the Preferred Stock represents the proceeds from the sale of the stock net of issuance costs of approximately $1.7 million. Issuance costs were accreted from the date of issuance and recorded as deemed dividends. In conjunction with the Company’s initial public offering and conversion of all outstanding preferred stock, all remaining issuance costs were accreted.

In February 2003, the Company issued 7,157,584 shares of Series J Preferred Stock to existing investors at $1.14 per share resulting in total proceeds to the Company of approximately $8.2 million. In connection with the issuance of the Series J Preferred Stock, the Company recognized a deemed dividend of $8.1 million, representing the difference between the conversion price of the Series J Preferred Stock and the deemed fair value of the Company’s common stock at issuance.

In February 2003, the Company amended its articles of incorporation to eliminate its Series B Preferred Stock.

The Series A, C, E, F, G, H, I and J Preferred Stock had the following characteristics:

Voting

The holders of the Preferred Stock were entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder was entitled to the number of votes

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

equal to the number of shares of common stock into which each share of preferred stock was convertible at the time of such vote. Holders of the various series of Preferred Stock also had the right to vote as a class on various matters specified in the Company’s articles of incorporation.

Dividends

The holders of Preferred Stock were entitled to receive, when and as declared by the board of directors and out of funds legally available, non-cumulative dividends at a rate per share based upon a percent of the issue price as declared by the board of directors. As of December 31, 2003, no dividends have been declared or paid.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the then outstanding Series A, C, E, F, G, H, I and J Preferred Stock were entitled to receive for each share an amount equal to the sum of $1.47, $3.28, $1.818, $1.818, $1.1025, $4.75, $7.71 and $1.72 per share of Series A, C, E, F, G, H, I and J Preferred Stock, respectively, plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock.

Conversion

Each share of Preferred Stock, at the option of the holder, was convertible into a number of fully paid shares of common stock as determined by dividing the respective Preferred Stock issue price by the conversion price in effect at the time of conversion. The conversion price of Series A, C, E, F, G, H, I and J Preferred Stock was $1.1025, $1.9136, $2.0463, $2.0463, $1.5127, $6.2439, $6.2439 and $1.3732 respectively, and was subject to adjustment in accordance with antidilution provisions contained in the Company’s articles of incorporation.

Redemption

At any time after August 6, 2004 (in the case of Series F Preferred Stock), August 15, 2005 (in the case of Series H Preferred Stock), April 19, 2006 (in the case of Series I Preferred Stock) and February 21, 2008 (in the case of Series J Preferred Stock), the Company would have been required to redeem all of the outstanding shares of Series F, H, I, or J, as applicable, upon the written request of the holders of a majority of the Series F Preferred Stock or two thirds of the shares of Series H, I and J Preferred Stock. The redemption price would have been the greater of (i) the issuance price of $1.818 per share for Series F Preferred Stock, $4.75 per share for Series H Preferred Stock, $2.57 per share for Series I Preferred Stock and $1.1444 per share for Series J Preferred Stock, plus any declared and unpaid dividends thereon or (ii), the fair market value per share as determined by the board of directors.

9.	Warrants

Upon the closing of the Company’s initial public offering in September 2003, all outstanding preferred stock warrants converted to common stock warrants. In March 2004, the Company issued 19,900 shares in a cashless exercise of warrants issued in 2001 and 2002 to a bank in connection with modifications to a revolving line of credit. In December of 2004, the Company issued 457,485 shares in a cashless exercise of warrants issued in 2002 to an unaffiliated customer in connection with an exclusive supply agreement. There were no warrants outstanding as of December 31, 2004.

10.	Stock Option Plans

As of December 31, 2004, the Company had authorized 2,349,148 shares of common stock for issuance under the Company’s 1995 Stock Option/Stock Issuance Plan (the “1995 Plan”). Under the 1995 Plan, incentive

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

stock options may be granted to employees and non-statutory stock options may be granted to non-employees, directors or consultants at prices not lower than 100% of the fair market value of the Company’s common stock at the date of grant as determined by the board of directors. Any 10% shareholder must be granted options to purchase the Company’s common stock at an exercise price no lower than 110% of the fair market value of the Company’s common stock at the date of grant as determined by the board of directors. Generally, options vest either (i) at the rate of 20% per year over five years, or (ii) over a four year period (25% at end of the first year from date of grant, and 1/36 of remaining shares per month over next 36 months) and are exercisable for a period of ten years from the date of grant.

In February 2003, the Board of Directors approved an increase of 1,641,667 shares available for issuance under the 1995 Plan.

In connection with the resignation of a member of the Board of Directors in June 2003, the Company accelerated the vesting of an option to purchase approximately 16,000 shares of common stock and recorded a charge of $0.1 million.

Effective upon completion of the Company’s initial public offering, no more options may be issued under the 1995 Plan.

In July 2003, the Company approved the 2003 Equity Incentive Plan (the “2003 Plan”) that became effective upon completion of the initial public offering. The 2003 Plan provides for the grant of incentive stock options and nonqualified stock options, stock awards and stock purchase rights for the purchase of up to 6,866,747 shares of the Company’s common stock by officers, employees, consultants and directors of the Company. However, this share reserve shall be reduced by the exercise of stock options outstanding under the Company’s 1995 Stock Option/Stock Issuance Plan. As of December 31, 2004, options to purchase 2,349,148 shares of the Company’s common stock were outstanding under the 1995 plan. The compensation committee of the Board of Directors is responsible for administration of the 2003 Plan. The compensation committee determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company’s voting stock) and with a term not to exceed ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company’s voting stock). Generally, options vest either (i) at the rate of 20% per year over five years, or (ii) over a four year period (25% at end of the first year from date of grant, and 1/36 of remaining shares per month over next 36 months) and are exercisable for a period of ten years from the date of grant. Nonqualified stock options may be granted to any officer, employee, consultant or director at an exercise price per share of not less than the market value per share.

The Company recorded $7.5 million of deferred stock-based compensation during the year ended December 31, 2003, related to the issuance of stock options below fair value at the date of grant. Such amount is included as a reduction of stockholders’ deficit and is being amortized over the vesting period of each award in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25. The Company recorded $2.2 million of related stock-based compensation for the year ended December 31, 2004.

As of December 31, 2004, the Company had promissory notes from non-officer employees totaling $7,000 relating to the exercise of stock options by those employees. These promissory notes were issued during the year ended December 31, 2000 with an interest rate between 6.45% and 6.60% and maturity dates between March 2005 and July 2005. Interest is accrued monthly, and principal and interest are payable bi-weekly through payroll deduction.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

Option activity under the 1995 and 2003 Plans is as follows:

	Options Outstanding
	Available for Grant	Shares	Exercise Price	Weighted average exercise price
Outstanding—December 31, 2001	441,514	1,617,008	$0.12–12.00	$3.54
Options authorized	648,022	—	—	—
Options granted	(522,200)	522,200	3.00	3.00
Options exercised	—	(7,419)	1.50–3.00	1.65
Options forfeited	50,414	(50,414)	1.50–9.00	4.92

Outstanding—December 31, 2002	617,750	2,081,375	$0.12–12.00	$3.36
Options authorized	4,388,009	—	—	—
Options granted	(2,255,773)	2,255,773	0.75–29.93	3.57
Options exercised	—	(227,257)	0.75–7.50	1.85
Options forfeited	58,543	(58,543)	0.75–23.26	4.11

Outstanding—December 31, 2003	2,808,529	4,051,348	$0.12–29.93	$3.55
Options authorized	—	—	—	—
Options granted	(1,416,305)	1,416,305	14.55–36.00	23.22
Options exercised	—	(1,476,996)	0.11–12.00	2.58
Options forfeited	107,262	(107,262)	0.75–36.00	6.58

Outstanding—December 31, 2004	1,499,486	3,883,395	$0.75–$36.00	$11.01

The weighted average fair value of common stock options granted during the years ended December 31, 2004, 2003 and 2002 was $13.16, $4.16 and $1.65, respectively.

	Weighted Average Exercise Price		Weighted Average Grant Date Fair Values
Common Stock Options Granted with Exercise Price	Year Ended December 31,		Year Ended December 31,
	2004	2003	2004	2003
Equal to common stock value at date of grant	$23.22	$24.33	$13.16	$14.16
Less than common stock value at date of grant	—	1.94	—	3.48
Greater than common stock value at date of grant	—	—	—	—

The following table summarizes information with respect to common stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$0.75–$2.40	952,097	8.1	$0.78	835,435	$0.78
3.00–5.25	1,057,424	6.9	3.15	1,057,424	3.15
6.75–7.50	216,803	8.0	6.91	216,803	6.91
9.00–20.24	768,200	9.0	18.07	122,824	9.56
20.27–27.96	693,936	9.3	24.67	37,362	26.17
28.94–36.00	194,935	9.9	31.82	1,438	29.93

	3,883,395	8.2	$11.01	2,271,286	$3.38

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

The fair value of common stock options granted in 2004, 2003 and 2002 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2004	2003	2002
Risk-free interest rates	3.10%–3.20%	2.30%–3.30%	3.24%–4.4%
Expected lives	3.5-5.0 years	5 years	5 years
Dividend yield	0%	0%	0%
Expected volatility	63%-75%	60%-63%	60%

Other Stock Options

In March 2001, the Company executed an employment agreement with a key executive whereby it granted this executive an option, exercisable over ten years, to purchase up to 518,807 shares of Series I Preferred Stock at an exercise price of $2.57 per share. One half of these option shares vest immediately. The remaining option shares vested upon the closing of a firm commitment underwritten public offering resulting in a $0.9 million expense. Due to the automatic conversion of all of the Company’s then outstanding preferred stock into common stock in conjunction with its initial public offering, the option is exercisable for 213,541 shares of common stock at an exercise price of $6.24 per share and has a remaining life of 6.25 years.

11.	Income Taxes

A reconciliation of the amount of the income tax provision (benefit) that results from applying the statutory Federal income tax rates to pretax income (loss) and the reported amount of income tax provision (benefit) is as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Tax provision (benefit) at statutory rate	$19,185	$3,506	$(2,834)
Research and experimentation credit	(434)	(583)	(486)
State income tax provision (benefit)	10	(146)	(3)
Stock-based compensation charge (benefit)	(1,351)	1,312	—
Non-deductible expenses and other	(451)	(1)	22
Net increase (decrease) in valuation allowance	(14,701)	(3,755)	3,301

	$2,258	$333	$—

The significant components of the provision for income taxes for the year ended December 31, 2004 are as follows (in thousands):

	Year ended December 31,
	2004	2003	2002
Current
Federal	$10,426	$323	$—
State	(2)	10	—
Deferred
Federal	(8,152)	—	—
State	(14)	—	—

	$2,258	$333	$—

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

The significant components of the net deferred tax assets are as follows (in thousands):

	Year ended December 31,
	2004	2003
Depreciable assets	$(1,051)	$(124)
Net operating loss carryforwards	2,300	12,508
Research and development credit	2,844	2,415
Alternative Minimum Tax credit	889	323
Accrued liabilities and reserves	2,109	780
Deferred revenue	1,499	—
Other	846	69

Total deferred tax assets	9,436	15,971
Deferred tax asset valuation allowance	(1,270)	(15,971)

Net deferred tax assets	$8,166	$—

The table below summarizes changes in the deferred tax asset valuation allowance (in thousands):

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended December 31, 2002	$(16,425)	$(3,301)	$—	$(19,726)

Year ended December 31, 2003	$(19,726)	$—	$3,755	$(15,971)

Year ended December 31, 2004	$(15,971)	$—	$14,701	$(1,270)

At December 31, 2004, the Company had federal net operating loss carryforwards of approximately $6.6 million, with expiration dates ranging from 2018 to 2023, federal research and development credit carryforwards of approximately $2.2 million with expiration dates ranging from 2011 to 2024, state research and development credit carryforwards of approximately $0.9 million with expiration dates ranging from 2020 to 2024, and federal alternative minimum tax credits of approximately $0.9 million with no expiration.

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss and credit carryforwards which can be used in future years. As of December 31, 2004, the Company has approximately $2.2 million of net operating loss and research and development credit carryforwards with limitations on the amount that can be recognized in any annual period. This limit may result in the expiration of the carryforwards prior to their utilization.

The valuation allowance for the deferred tax asset was reduced by approximately $14.7 million during 2004. This was due to the utilization during the current year of $6.3 million of deferred tax assets not previously recognized and to the release at September 30, 2004 of $8.4 million of the allowance based on management’s belief that it is more likely than not that the Company will generate sufficient future taxable income to realize the remaining net deferred tax asset. The Company has maintained a valuation allowance of approximately $1.3 million at December 31, 2004 related to the uncertainty of the utilization of certain loss and credit carryforwards prior to their expiration. There can be no assurance that the Company will meet its expectations of future taxable income. As a result, the amount of the deferred tax assets considered realizable could be reduced if estimates of future taxable income are reduced. Such an occurrence could materially adversely affect the Company’s results of operations and financial condition.

During 2004 and 2003, the Company recognized certain tax benefits related to stock option plans in the amount of $9.9 million and $0, respectively. These benefits were recorded as a reduction of income taxes payable and an increase in additional paid-in capital.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

The determination of the provision for income taxes requires the Company to take positions on certain issues where there is uncertainty in the application of the tax law. The provision for income taxes includes amounts intended to satisfy unfavorable adjustments by the Internal Revenue Service and other tax authorities in an examination of the Company’s income tax returns. The ultimate resolution of these uncertainties may result in an assessment that is materially different from the current estimate of the liability and, if favorable, may result in income tax benefits being recognized in a future period.

12.	Commitments and Contingencies

The Company leases its office space and certain office equipment under noncancelable operating leases. Certain of these leases provide for periodic payments that increase over the life of the lease. The aggregate of the minimum periodic payments is expensed on a straight-line basis over the term of the related lease without consideration of renewal option periods. The lease agreements contain provisions that require the Company to pay for normal operating expenses including repairs and maintenance, property taxes, and insurance. Total rent expense under these operating leases was approximately $4.3 million, $2.1 million and $2.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. During the years ended December 31, 2004, 2003 and 2002, the Company earned $0.7 million, $0.8 and $0.7 million in rental income from office space subleased to third parties.

Future minimum lease payments under capital leases and noncancelable operating leases at December 31, 2004 are as follows (in thousands):

Year ending December 31,	Operating leases	Capital leases
2005	$4,439	$63
2006	4,223	7
2007	2,594	—
2008	2,286	—
2009	2,206	—
Future	4,572	—

	20,320	70
Less: sublease rental income	(1,730)

Operating lease obligation net of sublease	$18,590

Less: portion representing interest		(6)

Capital lease obligation		64
Less: current portion		(57)

Capital lease obligation, net of current portion		$7

In connection with a technology license agreement with Metanoia Technologies, Inc. (“Metanoia”) (Note 16), the Company has indemnified Metanoia with respect to the infringement of third party proprietary rights. The indemnification is limited to $2.5 million. No claims or assertions have been made against the Company in connection with this indemnification.

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company’s exposure under these arrangements is unknown as this would involve future claims that might be made against the Company that have not yet occurred. However based on experience, the Company expects the risk of any loss to be remote.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

Lease Abandonment

In December 2004, the Company abandoned a lease of office space in order to move its Austin, TX operations to a larger location that would accommodate the company’s rapidly growing staff of engineers as well as support staff. The total amount incurred in connection with the lease abandonment charge was approximately $2.0 million which was expensed entirely in 2004 and is reflected in the selling, general and administrative operating expense in the Statement of Operations. The liability is allocated between a short-term liability of approximately $1.2 million and a long-term liability of approximately $0.8 million. The Company does not expect any future charges related to this abandonment.

Litigation

In September 1999, a suit was filed against the Company by Crystal Semiconductor, Inc. (“Crystal”) and Cirrus Logic, Inc. (“Cirrus”) (the parent company of Crystal) alleging that certain of the Company’s products infringed on two of Crystal’s patents. The Company settled the suit in November 2000. As part of the settlement, the Company issued shares of common stock to Cirrus valued at $3.0 million at the date of issuance, which was recorded as a litigation settlement expense. The Company also agreed to a perpetual contingent guarantee which provided that these shares would have a value of at least $10.5 million at the time of an initial public offering. Upon the closing of its initial public offering, the Company recorded an expense of and paid Cirrus $4.5 million in satisfaction of the contingent guarantee. In addition, Cirrus was to receive a warrant, exercisable for 60 days after the effective date of the initial public offering, to purchase shares of the Company’s common stock. In August 2003, this warrant was cancelled.

13.	Related Party Transactions

Revenues from a significant stockholder were approximately $27.5 million, $14.4 million and $6.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Accounts receivable from sales to an affiliated customer were approximately $7.0 million and $5.6 million as of December 31, 2004 and 2003, respectively.

For the years ended December 31, 2004, 2003 and 2002, respectively, the Company paid approximately $0.2 million, $0.7 million and $4,000, respectively, for legal services to a law firm affiliated with a stockholder of the Company.

At December 31, 2004 and 2003, the Company had approximately $7,000 and $0.1 million, respectively, in receivables from employees to finance their purchases of restricted common stock (Note 10).

For the years ended December 31, 2004 and 2003, respectively, the Company paid approximately $10,000 and zero to a independent member of the Board of Directors for sales organization consulting services performed.

14.	Employee Benefit Plans

The Company has a defined contribution plan (the “401(k) Plan”) which is qualified under Section 401(k) of the Internal Revenue Code. Eligible employees may make voluntary contributions to the 401(k) Plan, not to exceed the statutory amount, and the Company may make matching contributions. The Company made no contributions to the 401(k) Plan for the years ended December 31, 2004, 2003 and 2002.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

In July 2003, the Company approved an Employee Stock Purchase Plan (ESPP) that became effective upon completion of the initial public offering. Employees who own less than 5% of the Company, work more than 20 hours a week and are generally employed for greater than 5 months per year are eligible and may designate up to 15% of their compensation for the purchase of common stock semi-annually at the lower of 85% of the fair market value of the stock at the beginning or end of the six-month payment period, through accumulation of payroll deductions. Common stock reserved under the ESPP is 841,111 shares at December 31, 2004. The weighted average fair value of the employees purchase rights, as shown below, was estimated using the Black-Scholes model with the following assumptions:

	Year ended December 31,
	2004	2003
Dividend yield	0%	0%
Expected life	6 months	6 months
Expected volatility	63% -75%	60%
Risk-free rate	3.1% -3.2%	3.3%

Weighted average, grant date fair value of purchase rights granted under the Employee Stock Purchase Plan are as follows:

	Year ended December 31,
	2004	2003
Number of shares	93,942	72,871
Weighted average fair value	$8.22	$2.73

15.	Supplemental Cash Flow Information

	Year Ended December 31,
	2004	2003	2002
Cash paid for interest	$21	$402	$518
Cash paid for taxes	523	135	—
Non-cash investing and financing activities:
Issuance of common stock for software license	—	—	100
Issuance of warrants to purchase preferred stock	—	—	72
Repurchase of common stock for cancellation of receivables from stockholders	—	4	—
Acquisition of property and equipment under capital leases	—	150	—
Acquisition of licenses to use intellectual property in manufacturing	—	3,678	—
Deemed dividends on preferred stock	—	8,768	316
Conversion of redeemable convertible preferred stock to common stock	—	49,528	—
Conversion of convertible notes payable to common stock	—	6,382	—

16.	License of Technology

In October 2001, the Company entered into an asset purchase and license agreement with Metanoia, a company started by a former officer and then-current common stockholder of SigmaTel. The agreement requires the Company to exclusively license DSL technology developed and owned by the Company to Metanoia. The total consideration payable to the Company included (i) approximately 1,400,000 shares of Metanoia’s preferred stock; (ii) $207,000 payable in cash; and (iii) a note receivable of $1,000,000 bearing interest at 8% per annum

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

payable on April 24, 2002. The Company accounts for its investment in Metanoia preferred stock using the cost method. Given the limited capitalization and operations of Metanoia at the time of this transaction, no value was assigned to the non-cash consideration received. In March 2002, prior to the maturity of the note, Metanoia exercised its option to extend the maturity date of the note to January 24, 2003 (the “New Maturity Date”). In December 2002, prior to the New Maturity Date, the Company entered into an agreement with Metanoia to extend the maturity of the note to January 24, 2005 and to remove certain licensing restrictions for the use of the technology. In consideration for the amendment, Metanoia issued a new note in the amount of $500,000 to the Company bearing interest at 8% per annum and maturing on January 24, 2004. Metanoia is in the process of raising capital for its business operations. The Company has received little cash consideration from the Metanoia transactions. As of December 31, 2004, the Company had not recognized a gain on the non-cash consideration received as Metanoia had not generated operating cash flows and there is no active trading market for Metanoia securities.

17.	Operating Segments and Geographic Information

The Company operated in a single segment, and the Company’s chief operating decision makers use measurements aggregated at the entity-wide level to manage the business.

The following table summarizes the percentages of revenues by geographic region:

	Year Ended December 31,
	2004	2003	2002
China/Hong Kong	40%	25%	15%
Taiwan	37	49	46
Singapore	15	14	22
South Korea	6	8	6
Japan	2	2	8
U.S.	—	1	2
Other	—	1	1

Total sales	100%	100%	100%

The table below summarizes the percentage of long-lived assets by geographic region:

	December 31,
	2004	2003	2002
United States	88%	74%	72%
Taiwan	1	13	12
Other	11	13	16

	100%	100%	100%

The following table sets forth the Company’s revenues for each product class which accounted for greater than 15% of its revenues during any of the last three years (Audio Codecs include both notebook and desktop PC audio codecs and consumer audio codecs):

	Year Ended December 31,
	2004	2003	2002
Portable Audio SoCs	89%	76%	52%
Audio Codecs	8	20	45

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

For Each of the Years Ended December 31, 2004

(in thousands)

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for sales returns:
Year ended December 31, 2002	$(50)	$—	$—	$(50)

Year ended December 31, 2003	(50)	(50)	—	(100)

Year ended December 31, 2004	(100)	(159)	109	(150)

Reserve for excess and obsolete inventory:
Year ended December 31, 2002	(617)	(151)	463	(305)

Year ended December 31, 2003	(305)	(1,529)	419	(1,415)

Year ended December 31, 2004	(1,415)	(2,238)	1,470	(2,183)

Allowance for doubtful accounts:
Year ended December 31, 2002	—	—	—	—

Year ended December 31, 2003	—	(400)	—	(400)

Year ended December 31, 2004	$(400)	$(118)	$12	$(506)

SigmaTel, Inc.

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	September 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$49,427	$27,246
Short-term investments	57,864	114,451
Accounts receivable, net	51,896	34,195
Inventories, net	18,030	19,411
Income tax receivable	3,411	—
Deferred tax asset, net	624	7,613
Prepaid expenses and other assets	5,894	4,241

Total current assets	187,146	207,157
Property, equipment and software, net	13,913	7,116
Intangible assets, net	33,650	4,357
Goodwill	78,900	—
Other assets	1,601	1,285

Total assets	$315,210	$219,915

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$33,896	$23,016
Accrued compensation	4,577	3,884
Other accrued expenses	6,698	2,698
Deferred revenue	7,128	7,286
Current portion of long-term obligations	722	1,223

Total current liabilities	53,021	38,107
Non-current income taxes payable Other liabilities	6,816 2,247	— 892

Total liabilities	62,084	38,999

Stockholders’ equity:
Common stock, $0.0001 par value; 170,000 shares authorized; shares issued and outstanding: 37,428 and 37,338 at 2005 and 35,205 and 35,115 at 2004, respectively	4	4
Additional paid-in capital	217,597	173,480
Notes receivable from stockholders	(5)	(7)
Deferred stock-based compensation	(4,326)	(1,278)
Treasury stock, 90 common shares at cost	(741)	(741)
Accumulated surplus	40,691	9,458
Accumulated other comprehensive loss	(94)	—

Total stockholders’ equity	253,126	180,916

Total liabilities and stockholders’ equity	$315,210	$219,915

The accompanying notes are an integral part of these condensed consolidated financial statements.

SigmaTel, Inc.

Condensed Consolidated Statements of Operations

(in thousands, except per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Revenues, net	$73,540	$48,112	$242,450	$116,220
Cost of goods sold(1)	36,182	22,033	109,475	53,595

Gross Profit	37,358	26,079	132,975	62,625
Operating Expenses:
Research and development(1)	28,427	8,603	53,187	21,856
Selling, general and administrative(1)	10,653	3,964	27,093	10,466
Amortization of deferred stock-based compensation	383	424	801	1,821

Total operating expenses	39,463	12,991	81,081	34,143

Operating income (loss)	(2,105)	13,088	51,894	28,482
Other income:
Interest income, net	1,156	443	3,223	1,121
Foreign exchange gain (loss)	13	—	(30)	—

Total other income	1,169	443	3,193	1,121

Income (loss) before income taxes	(936)	13,531	55,087	29,603
Income tax benefit (expense)	(4,257)	3,787	(23,854)	3,467

Net income (loss)	$(5,193)	$17,318	$31,233	$33,070

BASIC NET INCOME (LOSS) PER SHARE	$(0.14)	$0.50	$0.87	$0.95

DILUTED NET INCOME (LOSS) PER SHARE	$(0.14)	$0.46	$0.83	$0.87

WEIGHTED AVERAGE SHARES USED TO COMPUTE:
Basic net income (loss) per share	36,267	34,538	35,793	34,725
Diluted net income (loss) per share	36,267	37,382	37,690	38,013

(1)	Amounts exclude amortization of deferred stock-based compensation as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Cost of goods sold	$9	$19	$25	$87
Research and development	255	264	505	1,150
Selling, general & administrative	119	141	271	584

Total	$383	$424	$801	$1,821

The accompanying notes are an integral part of these condensed consolidated financial statements.

SigmaTel, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2005	2004
Cash flows from operating activities:
Net income	$31,233	$33,070
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,361	3,567
Amortization of deferred stock-based compensation	801	1,821
Deferred income taxes	6,643	(9,587)
Lease abandonment adjustments	(542)	—
Tax benefit related to exercise of employee stock options	6,981	5,794
Other non-cash (benefit) expense	(160)	440
Acquired in-process research and development	11,410	—
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable, net	(14,837)	(11,478)
Inventories, net	3,512	(3,687)
Prepaid expenses and other assets	(1,246)	(3,078)
Accounts payable	7,266	4,601
Accrued expenses	(389)	1,467
Income taxes payable	4,148	—
Deferred revenue and other liabilities	(3,943)	2,682

Net cash provided by operating activities	56,238	25,612

Cash flows from investing activities:
Proceeds from maturities of short-term investments	159,256	63,251
Purchases of short-term investments	(102,799)	(94,369)
Purchases of property, equipment, software and intangible assets	(11,224)	(7,509)
Acquisition of businesses, net of cash acquired	(83,266)	—

Net cash used in investing activities	(38,033)	(38,627)

Cash flows from financing activities:
Payments on capital lease obligations	(42)	(35)
Proceeds from notes receivable from stockholders	2	109
Proceeds from issuance of common stock, net of issuance costs	4,060	9,511
Purchases of treasury stock	—	(21,021)

Net cash provided by (used in) financing activities	4,020	(11,436)

Effect of exchange rate changes on cash	(44)	—

Net increase (decrease) in cash and cash equivalents	22,181	(24,451)
Cash and cash equivalents, beginning of period	27,246	61,841

Cash and cash equivalents, end of period	$49,427	$37,390

Supplemental disclosure of non-cash activity:
Stock issued for acquisition of business	$28,179	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

SigmaTel, Inc.

Notes to Condensed Consolidated Financial Statements

1.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of SigmaTel, Inc. and its wholly owned subsidiaries (the “Company”). The statements have been prepared in accordance with accounting principles generally accepted in the United States of America applicable to interim financial statements. Accordingly, they do not include all of the information and notes required for complete financial statements. Certain reclassifications have been made to all periods presented in the condensed consolidated financial statements to conform to the current year presentation. These reclassifications had no effect on the results of operations or stockholders’ equity. In the opinion of management, all adjustments and reclassifications considered necessary for a fair statement have been included and are of a normal recurring nature. Operating results for the three and nine month periods ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

2.	Significant Accounting Policies

For a description of what the Company believes to be the critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements, refer to our most recently filed Form 10-K with the Securities and Exchange Commission.

Goodwill

Goodwill is tested for impairment on an annual basis in the fourth quarter, and in the interim if events and circumstances indicate that goodwill may be impaired. Impairment of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Aggregate goodwill acquired during the three and nine months ended September 30, 2005 was $78.9 million and zero for the three and nine months ended September 30, 2004.

Acquired In-Process Research and Development (“IPR&D”)

When we acquire another entity, the purchase price is allocated, as applicable, between net tangible assets, IPR&D, other identifiable intangible assets, and goodwill. Our policy defines IPR&D as the value assigned to those projects for which the related products have not reached technological feasibility and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition, in accordance with accepted valuation methods, and includes consideration of the assessed risk of the project not being developed to a stage of commercial feasibility. Acquired IPR&D was $11.4 million for the three and nine months ended September 30, 2005 and zero for the three and nine months ended September 30, 2004. The IPR&D charge is reflected in research and development operating expenses in the condensed consolidated statements of operations.

Consolidation and Foreign Currency Translation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated. The reporting currency of the Company’s foreign subsidiaries is the U.S. dollar. Assets and liabilities are translated at

SigmaTel, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates for the periods. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive loss.

Accounting for Stock-Based Compensation

Employee stock awards under the Company’s compensation plans are accounted for in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation No. 44, Emerging Issues Task Force (“EITF”) Issue No. 00-23, and related interpretations. The Company accounts for equity awards issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services and related interpretations. The following table illustrates the effect on net income (loss) as if the Company had applied the fair value recognition provisions of SFAS No. 123 (in thousands, except per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net income (loss), as reported	($5,193)	$17,318	$31,233	$33,070
Add: Stock-based employee compensation expense recognized in net income (loss), net of related income tax effects	249	424	521	1,821
Deduct: Stock-based employee compensation expense determined under the fair value based method for all employee awards, net of related income tax effects	(3,570)	(1,106)	(9,148)	(4,048)

Pro forma net income (loss)	($8,514)	$16,636	$22,606	$30,843

Pro forma basic net income (loss) per share, as adjusted	($0.23)	$0.48	$0.63	$0.89

Pro forma diluted net income (loss) per share, as adjusted	($0.23)	$0.45	$0.61	$0.81

Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding for the period. Diluted net income (loss) per share is computed giving effect to all potential dilutive common stock, including options, warrants, and common stock subject to repurchase.

SigmaTel, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share is as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Numerator:
Net income (loss)	($5,193)	$17,318	$31,233	$33,070

Denominator:
Weighted-average common stock outstanding	36,382	34,577	35,847	34,776
Less: weighted-average shares subject to repurchase	(115)	(39)	(54)	(50)

Weighted-average shares used in computing basic net income (loss) per share	36,267	34,538	35,793	34,725
Dilutive potential common shares used in computing diluted net income (loss) per share	—	2,844	1,897	3,288

Total weighted-average number of shares used in computing diluted net income (loss) per share	36,267	37,382	37,690	38,013

Weighted-average anti-dilutive potential shares have been excluded, as the exercise price of the underlying stock options exceeded the average market price of the stock during the respective periods or as a result of the Company’s net loss for the three months ended September 30, 2005. These excluded shares were approximately 4.8 million and 1.2 million for the three months ended September 30, 2005 and 2004, respectively, and 1.3 million and 0.6 million for the nine months ended September 30, 2005 and 2004, respectively. The Company issued approximately 1.6 million and 2.2 million shares of common stock during the three and nine months ended September 30, 2005, respectively. See Note 7 for a description of shares issued as a result of the acquisitions.

3.	Comprehensive Income (Loss)

The components of comprehensive income (loss) are comprised of net income (loss), foreign currency translation adjustments and unrealized loss on securities. Comprehensive income (loss) for the three and nine months ended September 30, 2005 and 2004 was as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Comprehensive income (loss):
Net income (loss)	($5,193)	$17,318	$31,233	$33,070
Foreign currency translation adjustments	(52)	—	(63)	—
Unrealized loss on securities	(31)	—	(31)	—

Total comprehensive income (loss)	($5,276)	$17,318	$31,139	$33,070

4.	Short-term Investments

Short-term investments at September 30, 2005 and December 31, 2004, consisting of corporate, state and municipal securities, were acquired at an aggregate cost of $57.9 million and $114.8 million, respectively. The fair values of these instruments are based on market interest rates and other market information available to management as of each balance sheet date presented.

SigmaTel, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

Short-term investments consist of the following (in thousands):

	September 30, 2005	December 31, 2004
Available-for-sale securities:
Commercial paper	$2,896	$7,628
U.S. agencies	4,881	14,985
Auction rate preferred	47,275	92,300
Corporate notes	5,741	9,972

Total investments	60,793	124,885
Unrealized loss on securities	(31)	—
Less: cash equivalents	(2,898)	(10,434)

	$57,864	$114,451

Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Securities classified as available-for-sale are stated at fair market value. As of September 30, 2005, $2.9 million of total liquid investments mature within three months; $10.6 million mature beyond three months but within one year and $47.3 million of investments have stated maturities beyond five years, but have interest rate maturities of less than thirty-five days.

5.	Inventories

Inventories, net of reserve, consist of the following (in thousands):

	September 30, 2005	December 31, 2004
Work in process	$13,674	$9,433
Finished goods	4,356	9,978

	$18,030	$19,411

The Company’s reserve for slow-moving and obsolete inventory was approximately $2.2 million at September 30, 2005 and December 31, 2004. During the nine months ended September 30, 2005, total increases to the reserve were $1.2 million, which included $0.8 million of additional cost related to slow-moving or obsolete product, as well as $0.4 million in reserves relating to the acquired Oasis Semiconductor, Inc. (“Oasis”) inventory. The reserve decreased $1.2 million as a result of product movement and material scrapped.

6.	Goodwill and Other Intangible Assets

As of September 30, 2005, SigmaTel, Inc. had goodwill in the amount of $78.9 million associated with the acquisitions of Oasis Semiconductor, Inc., Protocom Corporation, certain assets and intellectual property of D&M Holdings, Inc. and certain assets of Mooji Corporation Limited. These acquisitions were accounted for using the purchase method of accounting. See Note 7 for a description of the acquisitions. In accordance with SFAS No. 142 Goodwill and Other Intangible Assets, the Company will assess the impairment of goodwill annually in the fourth quarter, or more frequently if other indicators of potential impairment arise. Other intangible assets amounted to $33.7 million (net of accumulated amortization of $2.6 million) as of September 30, 2005 and relate to licenses to use intellectual property in manufacturing, patents, and other

SigmaTel, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

intangibles. Intangible asset amortization expense was $0.7 million and $0.3 million for the three months ended September 30, 2005 and 2004, respectively, and was $1.4 million and $0.7 million for the nine months ended September 30, 2005 and 2004, respectively. Estimated aggregate intangible asset amortization expense is expected to be $2.8 million for 2005 and $5.6 million for each of the fiscal years 2006 and 2007, $5.3 million in 2008, $4.5 million in 2009, and $4.0 million in 2010. The Company is amortizing intangible assets on a straight-line basis over their estimated useful lives. The weighted average useful life is generally 6 years for developed product technology, 9 years for customer relationships, 7 years for trademarks and trade names, 7 years for patents, and 5 years for licenses to manufacture. Goodwill and other intangible assets consist of the following (in thousands):

	September 30, 2005			December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Goodwill	78,900	—	78,900	—	—	—
Other intangible assets subject to amortization:
Developed product technology	12,760	(233)	12,527	—		—
Customer relationships	13,227	(121)	13,106	—		—
Trademarks and trade names	1,700	(20)	1,680	—		—
Patents	1,719	(150)	1,569	370	(64)	306
Licenses to manufacture and other	6,860	(2,092)	4,768	5,235	(1,184)	4,051

	115,166	(2,616)	112,550	5,605	(1,248)	4,357

7.	Acquisitions

On July 1, 2005, the Company acquired assets related to the sale of SigmaTel products in Korea from its long-time Korean distributor, Mooji Corporation Limited (“Mooji”), for $1.9 million, including direct acquisition costs of approximately $0.2 million.

On July 26, 2005, the Company acquired certain assets, intellectual property and engineering resources associated with the Rio® portable audio product line from D&M Holdings, Inc. (“Rio”) for $10.2 million, including direct acquisition costs of approximately $0.2 million. $0.5 million of the acquisition consideration is being held in an escrow account for purposes of settling indemnification claims for the one-year period following the closing.

On August 24, 2005, the Company completed the acquisition of all of the issued and outstanding shares of Protocom Corporation (“Protocom”), a privately held provider of integrated circuits to the digital video camera market, for $18.8 million in cash and $28.2 million in the form of 1,437,304 shares of SigmaTel common stock. The Company incurred direct acquisition costs of approximately $0.9 million and recorded $4.2 million as the value assigned to the unvested Protocom stock options assumed which entitle the holders to receive up to 234,223 shares of the Company’s common stock upon vesting and exercise and will be amortized over the remaining vesting period of the related options. In connection with the acquisition, 239,550 of the shares issued as consideration in this acquisition were placed into an escrow account for purposes of settling indemnification claims for the one-year period following the closing. In accordance with EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, we have used $19.64 as the per share amount to value the common stock consideration paid to Protocom

SigmaTel, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

shareholders (representing the average of the closing prices of SigmaTel’s common stock for the three days before, after and on the merger agreement date of July 26, 2005), less $50 thousand, an estimate for the registration costs which have been included in transaction costs. The value of the unvested Protocom stock options assumed and the related deferred stock-based compensation were valued in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Compensation, and Interpretation of APB Opinion No. 25. Pursuant to the terms of the acquisition, the Company established an employee retention bonus plan for the former Protocom employees. Bonuses under this plan are contingent upon the individual’s continued employment with the Company and will be payable over three years in three annual installments of $1 million and based on an allocation determined pursuant to the acquisition agreement.

On September 6, 2005, the Company acquired all of the issued and outstanding shares of Oasis Semiconductor, Inc., a privately held provider of integrated circuits for the multi-function peripheral market, for $57 million in cash. The Company incurred direct acquisition costs of approximately $2.0 million. In connection with this acquisition, the Company also agreed to make an additional payment of up to $25 million in cash pursuant to the terms of an earn-out provision based on the achievement by the Oasis business of certain calendar year 2006 revenues. $5.7 million of the initial purchase price payment has been deposited in an escrow account for purposes of settling indemnification claims for the one-year period following the closing. The Company also recorded $0.9 million for the value of assuming all unvested employee stock options of Oasis, which entitle the holders to receive up to 235,398 shares of the Company’s common stock upon vesting and exercise and will be amortized over the remaining vesting period of the related options. The value of the unvested Oasis stock options assumed and the related deferred stock-based compensation were valued in accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Compensation, an Interpretation of APB Opinion No. 25. Pursuant to the terms of the acquisition, the Company has established an employee retention bonus plan for the former Oasis employees totaling $3.0 million. Bonuses under this plan are contingent upon the individual’s continued employment with the Company and will be payable over two years in four semi-annual installments.

The Oasis, Protocom, Rio and Mooji acquisitions were accounted for using the purchase method of accounting. The purchase price for each of the acquisitions was paid during the three month period ending September 30, 2005. Approximately $2.4 million in direct acquisition costs was unpaid at September 30, 2005 and is expected to be paid in the fourth quarter of 2005. The purchase price for the acquisitions does not include any amount for contingent considerations. Actual amounts of future consideration related to contingencies, if any, will be recognized as an adjustment to the purchase price in the period in which the contingency is resolved. The purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, as well as IPR&D, based on estimated fair values at the date of the acquisition. The value of assets and liabilities was estimated based on purchase price and future intended use.

The value of intangible assets was derived from the present value of estimated future benefits from the various intangible assets acquired. The IPR&D recorded related to Protocom’s research and development efforts on the PR838 project and Oasis’ research and development efforts on six different technology-related assets. It is expected that the Protocom and Oasis projects will be completed in 2006 and will start generating revenue at that time. The income approach was utilized to value this technology which incorporated the present value of future economic benefits. The rate used to discount the net cash flows to their present value was 19% and 21% for Protocom and Oasis, respectively, giving consideration to the risk associated with the projects relative to developed product technology and future products. The estimates in valuing IPR&D were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired. This premium paid for the acquisitions is based on management’s belief that the acquired technologies, businesses and engineering

SigmaTel, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

talent in the areas of image processing, video compression, software development and SoC development were of strategic importance in the Company’s multi-media SoC strategy. Operating results from the acquired businesses are included in the condensed consolidated statements of operations from the date of acquisition.

A summary of the purchase price allocations for Oasis, Protocom and Rio are as follows (in thousands):

	Oasis	Amortization Period	Protocom	Amortization Period	Rio	Amortization Period
Developed product technology	$7,560	6 years	$2,300	6 years	$2,900	5 years
Customer relationships	7,350	9 years	5,700	9 years	—
Trademark and trade name	1,700	7 years	—		—
Patents	—		—		700	7 years
Goodwill	32,952		38,134		6,442

Total intangibles and goodwill	49,562		46,134		10,042

Net fair value of assets acquired and liabilities assumed	1,150		17		109
Deferred stock-based compensation	433		3,411		—
In-process research and development	8,810		2,600		—

Purchase price	$59,955		$52,162		$10,151

The following unaudited pro forma financial information presents the results of operations for the three and nine month periods ended September 30, 2005 and 2004 as if the acquisitions had occurred at the beginning of each period presented. Pro forma net income (loss) for the three and nine months ended September 30, 2005 includes an $11.4 million non-recurring charge for IPR&D. The pro forma financial information for the combined entities has been prepared for comparative purposes only and is not indicative of what actual results would have been if the acquisitions had taken place at the beginning of each period presented, or of future results.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(in thousands, except per share data)
Pro forma net revenues	$77,312	$56,488	$269,384	$145,132
Pro forma net income (loss)	(9,092)	16,046	25,080	19,206

Pro forma net income (loss) per share:
Basic	$(0.25)	$0.45	$0.68	$0.53

Diluted	$(0.25)	$0.41	$0.64	$0.48

8.	Income Taxes

The provision for income taxes has been calculated based on the Company’s estimate of its effective tax rate for the full fiscal year. The Company’s effective tax rate was (454.8)% and was a benefit of 28.0% for the three months ended September 30, 2005 and 2004, respectively, and 43.3% and (11.7)% for the nine months ended September 30, 2005 and 2004, respectively. The Company’s estimate of the effective tax rate for 2005 differed from the statutory rate primarily due to nondeductible charges related to acquisitions that occurred during the three months ended September 30, 2005, research and development tax credits, charges associated with licensing intellectual property to foreign subsidiaries, and the effect of different tax rates in foreign jurisdictions. The

SigmaTel, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

Company’s estimate of the effective tax rate for 2004 differed from the statutory rate primarily due to the reversal of valuation allowances against the Company’s net deferred tax assets that occurred during the three months ended September 30, 2004.

The Company recognized certain tax benefits related to stock option plans in the amount of $0.6 million and $5.8 million during the three months ended September 30, 2005 and 2004, respectively and $7.0 million and $5.8 million during the nine months ended September 30, 2005 and 2004, respectively. These benefits were recorded as a reduction of income taxes payable and an increase in additional paid-in capital.

The determination of the provision for income taxes requires the Company to take positions on certain issues where there is uncertainty in the application of the tax law. The provision for income taxes includes amounts intended to satisfy unfavorable adjustments by the Internal Revenue Service and other tax authorities in an examination of the Company’s income tax returns. The ultimate resolution of these uncertainties may result in an assessment that is materially different from the current estimate of the liability and may result in significant income tax benefits or expenses being recognized in a future period.

9.	Commitments and Contingencies

In December 2004, the Company abandoned a lease of office space in order to move its Austin, Texas operations to a larger location that would accommodate the Company’s rapidly growing staff of engineers as well as support staff. The total amount incurred in connection with the lease abandonment was approximately $2.0 million, which was expensed entirely in 2004. During the three and nine months ended September 30, 2005, the Company adjusted the lease abandonment charge by zero and $0.5 million due to additional subleases that were executed in the abandoned space during the period. The adjustment is reflected in selling, general and administrative operating expense in the condensed consolidated statements of operations. At September 30, 2005, the lease abandonment charge is included in current liabilities. The Company does not expect any future charges related to this abandonment.

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company’s exposure under these arrangements is unknown as this would involve future claims that might be made against the Company that have not yet occurred.

10.	Related Party Transactions

Revenues from a significant stockholder were approximately $7.3 million and $8.1 million for the three months ended September 30, 2005 and 2004, respectively, and $30.3 million and $17.2 million for the nine months ended September 30, 2005 and 2004, respectively.

Accounts receivable from sales to a significant stockholder were approximately $8.5 million and $7.0 million as of September 30, 2005 and December 31, 2004, respectively.

11.	Operating Segments and Geographic Information

The Company operates as a single segment. The Company’s chief operating decision maker is considered to be the Chief Executive Officer. The chief operating decision maker allocates resources and assesses performance of the business at the entity-wide level to manage the business.

SigmaTel, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

The following table summarizes the percentages of revenues by geographic region:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
China/Hong Kong	47.1%	44.6%	37.3%	35.3%
Taiwan	31.0	30.2	40.6	40.5
Singapore	10.5	18.2	12.8	16.0
United States	3.7	0.2	2.8	0.1
Malaysia	1.8	—	0.7	—
South Korea	1.5	4.9	3.4	5.8
Japan	1.5	1.7	1.1	2.0
Other	2.9	0.2	1.3	0.3

Total sales	100.0%	100.0%	100.0%	100.0%

The table below summarizes the percentage of long-lived assets by geographic region:

	September 30, 2005	December 31, 2004
United States	89%	88%
Hong Kong	3	5
Taiwan	2	1
Other	6	6

	100%	100%

12.	Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The standard requires that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. The provision is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment, which replaced SFAS 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS 123(R), the Company must determine the appropriate fair value

SigmaTel, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

method to be used for valuing share-based payments, the amortization method of compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation cost be recorded for all unvested stock options and non-vested stock at the beginning of the first quarter of adoption of SFAS 123(R), whereas the retroactive method requires recording compensation cost for all unvested stock options and nonvested stock beginning with the first period restated.

In March 2005, the SEC issued Staff Accounting Bulletin 107 regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects that the adoption of SFAS 123R on January 1, 2006 will have a material adverse effect on its financial position, results of operation and cash flows. The Company has not yet determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The provision is effective for no later than the end of fiscal year ending December 15, 2005. The Company does not expect the adoption of this standard to have a material adverse effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement redefines restatements as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

13.	Subsequent Events

On October 5, 2005, the Company acquired the Direct Digital Amplification (DDX®) technology, design team and intellectual property from Apogee Technology, Inc. for $9.4 million in cash. The Company also agreed to make an additional payment of up to $4.5 million in cash pursuant to the terms of an earn-out provision based on the achievement of DDX ® revenues during the one-year period following the closing. The Company expects to record a one-time charge for purchased in-process research and development expenses related to the acquisition in its fourth quarter ending December 31, 2005.

On November 2, 2005, the Company amended the lease agreement for its facility in Austin, Texas. In the amendment, the Company agreed to extend the obligation for its existing space by approximately 2 years to 2013, as well as to occupy additional space in future years. The total additional commitment related to this amendment is approximately $7.4 million, approximately $3.2 million of which will be incurred during the period from September 2006 through fiscal 2011 and approximately $4.2 million of which will be incurred during the period from fiscal 2012 through fiscal 2013.

Report of Independent Auditors

To the Board of Directors and Stockholders of Protocom Corporation

In our opinion, the accompanying balance sheet and the related statement of operations, of changes in stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Protocom Corporation (the “Company”) at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Austin, Texas

September 30, 2005

Protocom Corporation

Balance Sheets

	June 30, 2005	December 31, 2004
	(unaudited)
Assets
Current assets
Cash	$183,000	$1,281,000
Accounts receivable, net of allowances of zero (unaudited) and $35,000 at 2005 and 2004, respectively	400,000	11,000
Inventory, net	18,000	8,000
Employee receivable	4,000	157,000
Prepaid expenses and other current assets	373,000	123,000

Total current assets	978,000	1,580,000
Property, equipment and software, net	265,000	321,000
Prepaid expenses and other noncurrent assets	148,000	262,000

Total assets	$1,391,000	$2,163,000

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$256,000	$266,000
Accrued payroll	208,000	168,000
Accrued other	227,000	111,000
Deferred revenue	636,000	—
Line of credit	600,000	—
Notes payable	700,000	—

Total current liabilities	2,627,000	545,000

Commitments and contingencies (Note 5)
Stockholders’ equity (deficit)
Series A convertible preferred stock, no par value; $0.025 liquidation value, 4,000,000 shares authorized, 4,000,000 shares issued and outstanding at 2005 (unaudited) and 2004	—	—
Series B convertible preferred stock, no par value; $0.25 liquidation value, 4,000,000 shares authorized, 4,000,000 shares issued and outstanding at 2005 (unaudited) and 2004	—	—
Series C convertible preferred stock, no par value; $0.50 liquidation value, 4,000,000 shares authorized, 4,000,000 shares issued and outstanding, at 2005 (unaudited) and 2004	—	—
Series D convertible preferred stock, no par value; $1.00 liquidation value, 9,610,000 shares authorized, 7,610,000 shares issued and outstanding at 2005 (unaudited) and 2004	—	—
Common stock, no par value; 59,000,000 shares authorized, 8,981,529 (unaudited) and 8,951,529 shares issued and outstanding at 2005 and 2004, respectively	—	—
Deferred compensation	(355,000)	—
Additional paid in capital	11,376,000	10,850,000
Accumulated deficit	(12,257,000)	(9,232,000)

Total stockholders’ equity (deficit)	(1,236,000)	1,618,000

Total liabilities and stockholders’ equity (deficit)	$1,391,000	$2,163,000

The accompanying notes are an integral part of these financial statements.

Protocom Corporation

Statements of Operations

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004
	(unaudited)
Revenue
Product revenue	$306,000	$156,000	$2,172,000
Engineering service revenue	—	—	3,800,000

Total revenue	306,000	156,000	5,972,000
Cost and Expenses
Cost of product revenue	134,000	2,000	198,000
Research and development	1,604,000	1,739,000	3,106,000
Selling, general and administrative	1,558,000	1,158,000	2,547,000

Total cost and expenses	3,296,000	2,899,000	5,851,000

Operating income (loss)	(2,990,000)	(2,743,000)	121,000
Other Income
Interest income (expense)	(34,000)	3,000	18,000
Other income	—	—	2,000

Income (loss) before income taxes	(3,024,000)	(2,740,000)	141,000
Income tax expense (benefit)	1,000	1,000	(2,000)

Net income (loss)	$(3,025,000)	$(2,741,000)	$143,000

The accompanying notes are an integral part of these financial statements.

Protocom Corporation

Statement of Changes in Stockholders’ Equity (Deficit)

	Common Stock		Convertible Preferred Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2003	8,016,948	$—	16,610,000	$—	$7,788,000	$(9,375,000)	$(1,587,000)
Issuances of common stock to employees for option exercises	934,581	—	—	—	54,000	—	54,000
Issuance of Series D preferred stock, net of issuance costs of $16,000	—	—	3,000,000	—	2,984,000	—	2,984,000
Non-employee stock-based compensation	—	—	—	—	24,000	—	24,000
Net income	—	—	—	—	—	143,000	143,000

Balance at December 31, 2004	8,951,529	$—	19,610,000	$—	$10,850,000	$(9,232,000)	$1,618,000

The accompanying notes are an integral part of these financial statements.

Protocom Corporation

Statements of Cash Flows

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004
	(unaudited)
Cash flows from operating activities
Net income (loss)	$(3,025,000)	$(2,741,000)	$143,000
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation	104,000	110,000	208,000
Stock-based compensation	52,000	12,000	24,000
Provision for bad debts	—	—	35,000
Provision for inventory obsolescence	—	—	44,000
Net changes in operating assets and liabilities
Accounts receivable	(389,000)	(1,370,000)	(46,000)
Inventory	(10,000)	—	(52,000)
Employee receivable	153,000	(4,000)	84,000
Prepaid expenses and other current assets	(134,000)	24,000	228,000
Prepaid expenses and other noncurrent assets	114,000	(67,000)	(193,000)
Accounts payable	(10,000)	734,000	(27,000)
Accrued payroll	40,000	21,000	30,000
Accrued other	116,000	1,000	(1,852,000)
Deferred revenue	636,000	2,440,000	(1,340,000)

Net cash used in operating activities	(2,353,000)	(840,000)	(2,714,000)

Cash flows from investing activities
Purchases of property and equipment	(48,000)	(62,000)	(245,000)

Net cash used in investing activities	(48,000)	(62,000)	(245,000)

Cash flows from financing activities
Proceeds from issuance of Series D preferred stock, net of issuance costs of $16,000	—	—	2,984,000
Proceeds from common stock issuances	3,000	44,000	54,000
Proceeds from line of credit	600,000	—	—
Proceeds from note payable	700,000	—	—

Net cash provided by financing activities	1,303,000	44,000	3,038,000

Increase (decrease) in cash	(1,098,000)	(858,000)	79,000
Cash at beginning of period	1,281,000	1,202,000	1,202,000

Cash at end of period	$183,000	$344,000	$1,281,000

The accompanying notes are an integral part of these financial statements.

Protocom Corporation

Notes to Financial Statements

1.	Organization and Liquidity

Organization

Protocom Corporation (the “Company”) was incorporated on November 15, 1999 and is a fabless designer of digital compression semiconductor devices headquartered in Cupertino, California. The Company markets its products predominately through distributors who sell the Company’s products through to original equipment manufacturers.

Sale of Company

On July 26, 2005, the Company entered into a definitive agreement with SigmaTel Inc. to sell all of the outstanding common and preferred stock of the Company. On August 24, 2005, the Company completed the sale. In connection with the sale, the stockholders received total consideration of $47.0 million in the form of 1,437,304 shares of SigmaTel Inc. common stock and a cash payment of $18.8 million. A portion of the consideration was placed in escrow pursuant to the terms of the acquisition agreement. SigmaTel, Inc. also assumed all unvested employee stock options, which will allow the holders to receive up to approximately 234,000 shares of SigmaTel common stock upon vesting and exercise.

Risks and Uncertainties

The Company is subject to the risks, expenses and uncertainties frequently encountered by companies in the evolving semiconductor industry. These risks include, but are not limited to, the failure to develop and extend the Company’s products and the rejection of the Company’s products by customers.

One customer accounted for zero, 42% (unaudited) and 94% of revenue during the six months ended June 30, 2005 and 2004 and the year ended December 31, 2004, respectively, and zero, 98% (unaudited) and 95% of the accounts receivable balance as of June 30, 2005, June 30, 2004 and December 31, 2004, respectively. The majority of the Company’s products are currently manufactured in Asia at one manufacturing entity. The Company does not have a long-term agreement with this supplier. A manufacturing disruption experienced by this manufacturing entity would impact the production the Company’s products for a substantial period of time which could have a material adverse effect on its business, financial condition and results of operations. The Company’s customers are mainly in Asia, the United States of America and Europe.

2.	Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Unaudited Interim Financial Information

The unaudited interim financial information of the Company as of and for the six months ended June 30, 2005 and 2004 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and, in the opinion of management, include all adjustments necessary for a fair statement of the results of operations, financial position and cash flows for each period presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to SEC rules and regulations.

Protocom Corporation

Notes to Financial Statements—(Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company derives its revenue from product sales and from engineering services.

Revenue from product sales is recognized upon shipment when persuasive evidence of an arrangement exists, legal title and risk of ownership has transferred, the price is fixed or determined, and collection of the resulting receivable is reasonably assured. Sales agreements do not provide for any customer acceptance provisions or return rights.

From time to time, the Company performs engineering services for third parties. Engineering service revenue is deferred and recognized as services are performed, agreed-upon milestones are achieved and customer acceptance, if required, is received from the customer. The Company does not separately track contract development costs from overall research and development efforts. Accordingly, costs related to these contracts are included in research and development expense.

Product Warranty

The Company may provide replacements for products which its customers purchased and which have been authorized for return. Warranty returns have been infrequent, and relate to defective or off-specification parts. To date, the Company has not experienced significant costs associated with warranty returns.

Shipping and Handling Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by its customers are recorded as revenue in the statement of operations. Shipping and handling costs are charged to cost of product revenue as incurred.

Accounts Receivable

The Company records provisions for trade accounts estimated to be uncollectible. Accounts receivable are presented in the accompanying balance sheet net of allowances for doubtful accounts of zero (unaudited) and $35,000, as of June 30, 2005 and December 31, 2004, respectively.

Inventory

Inventory is stated at the lower of cost (approximate costs are determined on a first-in, first-out basis) or market and consists mainly of finished goods. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values. The provision was zero (unaudited) and $44,000 as of June 30, 2005 and December 31, 2004, respectively.

Property, Equipment and Software

Property and equipment is carried at cost and depreciated on a straight-line basis over the estimated economic useful life of the related asset, which is generally three to five years. Leasehold improvements are

Protocom Corporation

Notes to Financial Statements—(Continued)

depreciated over their estimated useful life or the term of the lease, whichever is shorter. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in income. Maintenance and repairs are charged to expense when incurred. Software costs are capitalized based on the criteria set forth in Statement of Position (“SOP”) 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and are depreciated over a three year useful life.

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. No impairment changes were recorded during the year ended December 31, 2004.

Income Taxes

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, as well as operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these benefits will not be realized.

Stock-Based Compensation

Employee stock awards under the Company’s compensation plans are accounted for in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations. Stock-based awards to non-employees are accounted for under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force Abstract (“EITF”) No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and related interpretations.

As the Company accounts for stock awards to employees under APB No. 25 and related interpretations, no compensation cost has been recognized for stock awards with exercise prices equal to or in excess of fair value at the date of grant. Had compensation expense been determined using the fair value method as set forth in SFAS No. 123, the Company’s net income (loss) would be as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004
	(unaudited)
Net income (loss), as reported	$(3,025,000)	$(2,741,000)	$143,000
Add: Stock-based employee compensation recognized in net income (loss)	42,000	—	—
Deduct: Stock-based employee compensation expense determined under the fair value method for all awards	(68,000)	(12,000)	(36,000)

Pro forma net income (loss)	$(3,051,000)	$(2,753,000)	$107,000

Protocom Corporation

Notes to Financial Statements—(Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Six Months Ended June 30, 2005	Year Ended December 31, 2004
	(unaudited)
Dividends	—	—
Volatility	75%	75%
Risk-free interest rate	3.95%	3.48%
Expected life	5 years	5 years

The weighted average grant date fair value of options granted during the six months ended June 30, 2005 and the year ended December 31, 2004 was $0.10 (unaudited) and $0.10 per share, respectively.

Advertising

Advertising costs are expensed when incurred. Advertising expenses included in selling, general and administrative expenses in the accompanying financial statements for the year ended December 31, 2004 were nominal.

Research and Development Costs

Research and development costs are expensed as incurred.

Recently Issued Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The standard requires that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. The provision is effective for the Company on January 1, 2006. The Company does not expect the adoption of this standard will have a material effect on its financial position, results of operations and cash flows.

In December 2004, the FASB released its final revised standard, SFAS No. 123R, Share-Based Payment. SFAS No. 123R requires that a private entity measure the cost of equity based service awards based on the estimated grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS No. 123R becomes effective for the Company on January 1, 2006. The Company is evaluating SFAS No. 123R and believes it may have a material effect on its financial position, results of operations and cash flows.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement redefines restatements as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. This statement also

Protocom Corporation

Notes to Financial Statements—(Continued)

requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

3.	Property, Equipment and Software

Property, equipment and purchased software for internal use were comprised of the following:

December 31, 2004
Equipment	$694,000
Furniture and fixtures	54,000
Leasehold improvements	156,000
Purchased software	300,000

1,204,000
Less: accumulated depreciation	(883,000)

$321,000

4.	Income Taxes

The provision (benefit) for federal and state income taxes consisted of the following:

Year Ended December 31, 2004
Current
Federal	$—
State	2,000

Total current	2,000

Deferred
Federal	(4,000)
State	—

Total deferred	(4,000)

Net provision (benefit) for income taxes	$(2,000)

The difference between the Company’s income tax benefit and the amount obtained by applying the statutory U.S. federal income tax rate to net income before the income tax benefit is primarily attributable to the change in the valuation allowance on deferred tax assets during the year ended December 31, 2004.

Protocom Corporation

Notes to Financial Statements—(Continued)

The components of deferred taxes were as follows:

December, 31 2004
Deferred tax assets
Net operating loss carryforwards	$3,240,000
Research and development and other credits	1,067,000
Accrued liabilities	74,000
Inventory	18,000

Gross deferred tax asset	4,399,000
Gross deferred tax liability, depreciation	(16,000)

Valuation allowance	(4,383,000)

Net deferred tax liability	$—

Due to the uncertainty surrounding the realization of the benefits of its favorable tax attributes in future tax returns, the Company has placed a full valuation allowance against its net deferred tax asset.

The Company’s federal net operating loss carryforward and research and development and other credits totaled approximately $8,185,000 and $754,000, respectively, at December 31, 2004. The Company’s net operating loss carryforward and research and development and other credits will expire in varying amounts from 2007 through 2024. Under Section 382 of the Internal Revenue Code, changes in ownership exceeding certain levels result in an annual limitation on losses and tax credit carryforwards. Such limitation may limit the Company’s ability to fully utilize net its operating loss carryforwards prior to expiration. The Company believes that its recent sales of preferred stock may have caused such a change in ownership.

5.	Commitments and Contingencies

Operating Leases

The Company is obligated under an operating lease agreement expiring in 2007 covering its office facilities. Rental expense under this lease was $169,000 for the year ended December 31, 2004.

Future minimum lease payments under operating leases as of December 31, 2004 were as follows:

Years ending December 31,
2005	$114,000
2006	211,000
2007	158,000

$483,000

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company’s financial position, results of operations or cash flows.

Protocom Corporation

Notes to Financial Statements—(Continued)

6.	Debt

In April 2005, the Company entered into an agreement with a financial institution for a $1,000,000 line of credit that expires on October 31, 2005. In connection with the line of credit, the Company issued a warrant for 160,000 shares of Series D preferred stock on June 30, 2005 that is exercisable at $1.00 per share and expires after seven years or upon an initial public offering of the Company’s common stock. The fair value of the warrant, estimated at $115,000 (unaudited), was recorded as debt issuance cost and was amortized to interest expense during the six month period ended June 30, 2005. As of June 30, 2005, $600,000 (unaudited) was outstanding under the line of credit. Upon the closing of the sale of the Company to SigmaTel as discussed in Note 1, the warrant agreement was exercised for $160,000, the line of credit was terminated and the remaining value of the warrant, approximately $38,000 (unaudited), was amortized into interest expense.

In May 2005, the Company entered into an agreement with existing Series D preferred stockholders and two new investors for the sale of an additional 3,000,000 shares of Series D preferred stock for total cash proceeds of $3,000,000. The funds were placed in an escrow account which allowed the Company to withdraw funds from the account with written consent from the investors. As of June 30, 2005, the investors had provided the Company written consent for withdrawal of $700,000 (unaudited) of funds from the account. The funds withdrawn were recorded as notes payable, as the Series D shares had not been issued as of June 30, 2005. The notes payable do not bear interest as it was anticipated that the Series D shares would be issued in the near term. In August 2005, the 3,000,000 shares of Series D preferred stock were issued and the remaining escrow funds were transferred to the Company.

7.	Employees’ Savings Plan

The Company’s 401(K) profit sharing plan and trust, the Protocom Corporation Retirement Plan (the “Protocom Retirement Plan”), is a defined contribution plan pursuant to section 401(K) of the Internal Revenue Code which covers substantially all employees of the Company who are at least 21 years of age. Employees may contribute up to 15% of their annual compensation to the Protocom Retirement Plan. The Company may elect to make discretionary matching contributions to the Protocom Retirement Plan; however, the Company made no such matching contributions during the year ended December 31, 2004.

8.	Common Stock

At December 31, 2004, authorized capital stock of the Company consists of 59,000,000 shares of common stock. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors. As of December 31, 2004, no dividends have been declared or paid by the Company.

9.	Convertible Preferred Stock

Following is a summary of convertible preferred stock issued by the Company at December 31, 2004:

	Shares Authorized	Shares Issued and Outstanding	Issuance Price/ Liquidation Value per Share
Series A shares	4,000,000	4,000,000	$0.025
Series B shares	4,000,000	4,000,000	$0.25
Series C shares	4,000,000	4,000,000	$0.50
Series D shares	9,610,000	7,610,000	$1.00

Protocom Corporation

Notes to Financial Statements—(Continued)

On October 4, 2004, the Company issued 3,000,000 shares of Series D shares at $1.00 per share, resulting in total net proceeds to the Company of $2,984,000. The Series D proceeds were recorded net of issuance costs of $16,000.

Dividends

The holders of Series A, B, C and D are entitled to receive, when and as declared and out of funds legally available, non-cumulative dividends. As of December 31, 2004, no dividends have been declared or paid by the Company.

Voting

The Series A, B, C and D Preferred stockholders have the right to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which their respective Preferred shares are convertible.

Conversion

Each share of Series A, B, C and D are convertible into one share of common stock upon i) the closing of an initial public offering in which gross proceeds to the Company are at least $20,000,000 and the initial public offering is at least $5.00 per share, ii) a shares-for-shares merger, or iii) the Company not being the surviving entity of such merger, consolidation or reorganization.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, the Series A, B, C and D Preferred stockholders are entitled to receive $0.025, $0.25, $0.50 and $1.00 per share, respectively, as adjusted for any stock split, combination, consolidation, stock distribution or stock dividend, plus all declared but unpaid dividends thereon through the date of liquidation.

Redemption

Shares of Series A, B, C and D are not redeemable.

10.	Stock Option Plan

On March 15, 2000, the Company adopted the Protocom Corporation 2000 Stock Option Plan (the “2000 Option Plan”). The 2000 Option Plan provides for the granting of incentive stock options to employees, officers and members of the Board of Directors of the Company and consultants. As of December 31, 2004, the Company had reserved 8,700,000 shares of common stock for issuance under the 2000 Option Plan. Options are granted with exercise prices not less than the fair market value of the common stock at the time of grant and vest at a rate of 20% per year over five years.

The following table summarizes activity under the Company’s stock option plan for the year ended December 31, 2004:

	Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2003	5,849,936	$0.08
Options granted	1,678,190	0.10
Options forfeited	(629,812)	0.10
Options exercised	(934,581)	0.05

Balance at December 31, 2004	5,963,733	$0.10

Protocom Corporation

Notes to Financial Statements—(Continued)

As of December 31, 2004, 1,100,000 shares of the Company’s common stock were available for grant under the 2000 Option Plan.

The following table summarizes information with respect to stock options outstanding and exercisable under the Company’s stock option plan as of December 31, 2004:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.025	57,501	1.00	$0.025	51,861	$0.025
$0.10	5,497,142	3.98	0.10	2,361,695	0.10
$0.11	409,090	2.00	0.11	291,855	0.11

	5,963,733	3.81	$0.10	2,705,411	$0.10

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Oasis Semiconductor, Inc.

Waltham, Massachusetts

We have audited the accompanying consolidated balance sheet of Oasis Semiconductor, Inc. as of December 31, 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Oasis Semiconductor, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15, the accompanying 2004 financial statements have been restated.

Deloitte & Touche LLP

September 6, 2005

(except for Note 15, as to

which the date is October 22, 2005)

Oasis Semiconductor, Inc.

Consolidated Balance Sheet

(In thousands, except share data)

December 31, 2004 (Restated, See Note 15)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,206
Accounts receivable (less allowance for doubtful accounts of $60)	3,790
Inventory—net	5,981
Prepaid expenses and other current assets	724

Total current assets	18,701

PROPERTY AND EQUIPMENT—Net	861

DEFERRED INCOME TAXES	1,570

TOTAL	$21,132

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$5,211
Accrued commission	228
Deferred rent	339
Other accrued expenses	543
Deferred revenue	728
Income taxes payable	444

Total current liabilities	7,493

DEFERRED REVENUE	1,813

Total liabilities	9,306

COMMITMENTS (Note 10)

STOCKHOLDERS’ EQUITY:
Series A Convertible Preferred Stock, $0.001 par value; 397,380 shares authorized, issued and outstanding; liquidation preference, $312,500
Series B Convertible Preferred Stock, $0.001 par value; 179,394 shares authorized, issued and outstanding; liquidation preference, $345,782
Series C Convertible Preferred Stock, $0.001 par value; 106,288 shares authorized, issued and outstanding; liquidation preference, $1,108,584
Series D Convertible Preferred Stock, $0.001 par value; 669,372 shares authorized; 608,520 shares issued and outstanding; liquidation preference, $1,500,000	1
Common stock, $0.001 par value; 60,000,000 shares authorized at 5,478,620 shares issued and 4,456,124 shares outstanding	5
Additional paid-in capital	11,896
Deferred stock-based compensation	(3,734)
Treasury stock, 1,022,496 shares, at cost	(2,000)
Retained earnings	5,658

Total stockholders’ equity	11,826

TOTAL	$21,132

See notes to consolidated financial statements.

Oasis Semiconductor, Inc.

Consolidated Statement of Income

(In thousands)

Year Ended December 31, 2004
REVENUE	$41,620

COST OF REVENUE	(21,794)

GROSS PROFIT	19,826

OPERATING EXPENSES:
Research and development	9,522
Selling, general, and administrative	7,069

Total operating expenses	16,591

INCOME FROM OPERATIONS	3,235

INTEREST INCOME—Net	79

INCOME BEFORE INCOME TAXES	3,314

PROVISION FOR INCOME TAXES	1,515

NET INCOME	$1,799

See notes to consolidated financial statements.

Oasis Semiconductor, Inc.

Statement of Stockholders’ Equity

For the Year Ended December 31, 2004

(In thousands, except share data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock
	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Number of Shares	$.001 Par Value	Additional Paid-In Capital	Deferred Stock-Based Compensation	Treasury Stock	Retained Earnings	Total Stockholders’ Equity
BALANCE—January 1, 2004	397,380	$—	179,394	$—	106,288	$—	608,520	$1	5,374,140	$5	$8,751	$(1,454)	$(2,000)	$3,859	$9,162

Exercise of stock options									104,480		75				75

Deferred stock-based compensation recorded in conjunction with stock options issued to nonemployees											(699)	699			—
Deferred stock-based compensation recorded in conjunction with stock options granted to employees at prices below fair market value											3,769	(3,769)			—
Amortization of deferred stock-based compensation												1,243			1,243
Adjustment to deferred stock-based compensation due to changes in the fair value of the Company’s common stock												(453)			(453)
Net income														1,799	1,799

BALANCE—December 31, 2004	397,380	$—	179,394	$—	106,288	$—	608,520	$1	5,478,620	$5	$11,896	$(3,734)	$(2,000)	$5,658	$11,826

See notes to consolidated financial statements.

Oasis Semiconductor, Inc.

Consolidated Statement of Cash Flows

(In thousands)

Year Ended December 31, 2004 (Restated, See Note 15)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,799
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	362
Stock-based compensation	790
Provision for doubtful accounts	30
Provision for inventory obsolescence	116
Deferred income taxes	(1,022)
Changes in assets and liabilities:
Accounts receivable	(166)
Inventory	(4,278)
Prepaid expenses and other current assets	(473)
Accounts payable	2,767
Accrued commission	53
Deferred rent	192
Other accrued expenses	319
Deferred revenue	1,287
Income taxes payable	(752)

Net cash provided by operating activities	1,024

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(531)
Decrease (increase) in restricted cash	1,302

Net cash provided by investing activities	771

CASH FLOWS FROM FINANCING ACTIVITIES—
Proceeds from exercise of employee stock options	75

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,870

CASH AND CASH EQUIVALENTS—Beginning of period	6,336

CASH AND CASH EQUIVALENTS—End of period	$8,206

CASH PAID FOR INCOME TAXES	$3,289

See notes to consolidated financial statements.

Oasis Semiconductor, Inc.

Notes to Consolidated Financial Statements

Year Ended December 31, 2004 (Restated)

1.	ORGANIZATION

Oasis Semiconductor, Inc. (the “Company”), a Delaware corporation, was incorporated on November 7, 1995. The Company is a fabless semiconductor company that designs, develops, and markets proprietary, mixed-signal system controller solutions for All-In-One peripheral devices. The Company is headquartered in Waltham, Massachusetts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements reflect the application of certain accounting policies described below and elsewhere in the notes to the financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany transactions and balances have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, cost, and expenses during the reporting periods. Actual results could differ from those estimated or assumed. The more significant estimates reflected in these financial statements include the allowance for doubtful accounts and the valuation of the fair value of the Company’s common stock.

Revenue Recognition—Revenues consist of product sales and nonrecurring engineering fees. Revenues from product sales are recognized upon shipment, provided title is transferred, prices are fixed, and collection is reasonably assured. Revenues from nonrecurring engineering fees are deferred until commercial shipments of related application-specific standard product integrated circuits (“ASSPs”) have begun. Revenues are then recognized pro rata over the expected life of the product application, typically 18 to 24 months. Revenue from nonrecurring engineering fees totaled approximately $2,617,000 for the year ended December 31, 2004.

Cost of Revenue—Cost of revenue consists primarily of the costs of silicon wafers, and also includes costs associated with assembly, testing, and shipping of the Company’s integrated circuits, costs of personnel and equipment associated with manufacturing support and quality assurance, and occupancy costs.

Product Warranties—The Company provides warranties on certain products and records charges for warranty-related costs which are reflected in the statements of income as a cost of revenue. To date, the Company has not experienced significant warranty costs.

Shipping and Handling Costs—Costs of shipping and handling for delivery of the Company’s products that are reimbursed by its customers are recorded as revenue in the statements of income. Shipping and handling costs are charged to cost of revenue as incurred.

Research and Development—Costs for research and development of the Company’s products are expensed as incurred.

Advertising Costs—Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Total advertising and promotional expenses were not significant for the year ended December 31, 2004.

Oasis Semiconductor, Inc.

Notes to Consolidated Financial Statements—(Continued)

Accounting for Stock-Based Compensation—Employee stock awards under the Company’s compensation plans are accounted for using the intrinsic method permitted by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, Emerging Issues Task Force Issue (“EITF”) No. 00-23, Issues Related to the Accounting for Stock Compensation Under APB Opinion No. 25 and FASB Interpretation No. (“FIN”) 44, and other related interpretations. The Company accounts for equity awards issued to nonemployees using the fair value method prescribed by the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services, and other related interpretations (See “Recent Accounting Pronouncements” for a description of future changes to the Company’s accounting methods).

The following table illustrates the effect on net income as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per-share data):

Year Ended December 31, 2004
Net income—as reported	$1,799
Add stock-based employee compensation expense included in reported net income	790
Deduct stock-based employee compensation expense determined under the fair-value-based method for all employee awards	(1,972)

Pro forma net income	$617

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended December 31, 2004
Risk-free interest rates	3.36%–3.85%
Expected lives	5 years
Dividend yield	0%
Expected volatility	60%

The Company determined the expected volatility from other fabless semiconductor companies with publicly traded securities.

Income Taxes—The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive Income—Comprehensive income includes all changes in stockholders’ equity during a period from nonowner sources. For the year ended December 31, 2004, there were no differences between the Company’s reported net income and its comprehensive income.

Oasis Semiconductor, Inc.

Notes to Consolidated Financial Statements—(Continued)

Treasury Stock—The Company has repurchased shares of its common stock which have been held as treasury stock. The Company accounts for treasury stock under the cost method. Upon the retirement of treasury stock shares, the par value and any related additional paid-in capital are removed from the accounts. As of December 31, 2004, no shares of treasury stock have been retired by the Company.

Fair Value of Financial Instruments—The carrying amount of the Company’s financial instruments, which includes cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximates their fair values.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments with remaining maturity dates of 90 days or less when purchased. Cash equivalents are carried at cost, which approximates their fair market value. The Company is exposed to credit risk in the event of default by the financial institutions and issuers of the investments. The Company maintains cash and cash equivalent balances in highly-rated financial institutions and has not experienced any material losses relating to any cash or cash equivalents.

Restricted Cash—The Company had approximately $0 and $1,302,000 of deposits at December 31, 2004 and 2003, respectively, used to back standby letters of credit (Note 5).

Risks and Uncertainties and Concentrations of Credit Risk—The Company’s operating results are dependent on its ability to market and develop products. The inability of the Company to successfully develop and market its products as a result of competition or other factors would have a material adverse affect on the Company’s business, financial condition, and results of operations.

Substantially all of the Company’s products are manufactured by two companies for sale to a limited number of contract manufacturers. The Company’s products are incorporated by the contract manufacturer into products sold to brand name companies. The Company does not have long-term agreements with either of these suppliers. A manufacturing disruption experienced by one or more of these manufacturing entities would impact the production of the Company’s products for a substantial period of time, which could have a material adverse effect on its business, financial condition, and results of operations. The Company’s customers are predominantly in Asia.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and trade receivables. The Company performs ongoing credit evaluations of its customers. The Company maintains allowances for credit losses that, in the aggregate, have not exceeded management’s expectations. The Company’s allowance for doubtful accounts had the following activity (in thousands):

	Balance at Beginning of Period	Charged to Income	Other Deductions	Balance at End of Period
Year Ended December 31, 2004	$30	$30	$—	$60

Oasis Semiconductor, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following provides information regarding the Company’s significant customers:

Customer	Customers That Accounted for Greater than 10% of Accounts Receivable—Net As of December 31, 2004	Customers That Accounted for Greater Than 10% of Revenue for the Year Ended December 31, 2004
A	31%	23%
B	49	49

Inventory—The Company carries its inventory at the lower of cost (using the specific-identification method) or market.

Property and Equipment—Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable and recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of the assets. Repairs and maintenance costs are expensed as incurred. Upon disposal of assets, related accumulated depreciation and amortization is removed from the accounts and any related gain or loss is included in income.

Deferred rent—Deferred rent consists of step rents related to the Company’s operating leases for its facilities. Step rent represents the difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease. The amount of the difference is recorded as a deferred credit in the early periods of the lease, when cash payments are generally lower than straight-line rent expense, and is reduced in the later periods of the lease when payments begin to exceed the straight-line expense.

Obligations Under Guarantees—The Company has identified the guarantees described below as disclosable in accordance with FIN 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

As permitted under Delaware law, the Company’s certificate of incorporation provides that the Company indemnify its officers and directors for certain events or occurrences that happen by reason of the fact that the officer or director is, was, or has agreed to serve as, an officer or director of the Company. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited.

The Company leases office space under a noncancelable operating lease (see Note 11). The Company has standard indemnification arrangements under this lease that require it to indemnify the landlord against losses, liabilities, and claims incurred in connection with the premises covered by the Company’s lease, its use of the premises, property damage or personal injury, and breach of the agreement.

As of December 31, 2004, the Company had not accrued a liability for any guarantee identified above because the likelihood of incurring a payment obligation under these guarantees was remote.

Recent Accounting Pronouncements—In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. This Statement is a revision of SFAS No. 123 and supersedes APB Opinion No. 25 and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an

Oasis Semiconductor, Inc.

Notes to Consolidated Financial Statements—(Continued)

entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the Company in 2006. The Company has not completed its evaluation of SFAS 123R and the impact it will have on the financial statements.

3.	INVENTORY (Restated)

Inventory consists of the following at December 31, 2004 (in thousands):

Work in process	$3,685
Finished goods	2,296

Total	$5,981

During the second half of 2004, the Company increased certain work in process inventory quantities in anticipation of orders which subsequently did not materialize. At December 31, 2004, the Company has established a reserve of approximately $116,000 for any potential excess inventory.

4.	PROPERTY AND EQUIPMENT

Property and equipment is composed of the following (in thousands):

	Estimated Useful Lives (in Years)	December 31 2004
Computers	3	$622
Furniture and fixtures	5	198
Licensed software	3	792
Leasehold improvements	Lease term	72

		1,684
Less accumulated depreciation and amortization		(823)

		$861

Depreciation and amortization expense for the year ended December 31, 2004 was approximately $362,000.

5.	CREDIT FACILITY

In April 2004, the Company entered into a working capital line of credit under which the Company is allowed to borrow up to $3,000,000 for general working capital needs, based on a percentage of eligible accounts receivable, reduced by the amount of any outstanding standby letters of credit. Any borrowings are secured by all existing and future security agreements, and the Company grants the bank a security interest and lien in any deposit account with the bank. As of December 31, 2004, the Company had two standby letters of credit outstanding aggregating approximately $1,302,000. Therefore, total available borrowings under the line of credit would be reduced by approximately $1,302,000 at December 31, 2004. As of December 31, 2004, no borrowings were outstanding under the line of credit.

Oasis Semiconductor, Inc.

Notes to Consolidated Financial Statements—(Continued)

6.	COMMON STOCK

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends only when and if declared by the Board of Directors, subject to the preferential dividend rights of the holders of the Convertible Preferred Stock.

7.	CONVERTIBLE PREFERRED STOCK

In December 1997, the Company exchanged 397,380 shares of Series A Convertible Preferred Stock (“Series A”) in exchange for shares of common stock, which were issued for $312,000 in cash. In December 1997 and April 1998, the Company sold 188,060 shares of Series B Convertible Preferred Stock (“Series B”) for $725,000 in cash. In June 2002, 8,666 shares of Series B converted to common stock, which was repurchased by the Company, and recorded as treasury stock. In May 1999, the Company sold 106,288 shares of Series C Convertible Preferred Stock (“Series C”) in exchange for $1,109,000 in cash. In July 2001, the Company sold 608,520 shares of Series D Convertible Preferred Stock (“Series D”) in exchange for $1,500,000 in cash. Together the Series A, B, C, and D (collectively, the “Preferred Stock”) have the following characteristics:

Voting—The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each share of Preferred Stock is convertible at the time of such vote. Holders of the various series of Preferred Stock also have the right to vote as a class on various matters specified in the Company’s certificate of incorporation.

Dividends—The holders of Preferred Stock are entitled to receive, when and if declared by the Board of Directors and out of funds legally available, noncumulative dividends at a rate per share based upon a percent of the issue price as declared by the Board of Directors. Any dividends will be paid pro rata with the dividends to holders of common stock. Through December 31, 2004, no dividends have been declared or paid.

Liquidation Rights—In the event of any liquidation, dissolution or winding-up of the affairs of the Company, the holders of the then-outstanding Series A, B, C, and D shall receive, for each share, an amount equal to the sum of $0.7864, $1.9275, $10.43, and $2.465 per share of Series A, B, C, and D, respectively, plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then-outstanding common stock.

Conversion—Each share of Preferred Stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective Preferred Stock issue price by the conversion price in effect at the time of conversion. At December 31, 2004, the conversion price of Series A, B, C, and D is $0.07864, $0.19275, $1.043, and $2.465, respectively, adjusted in accordance with antidilution provisions contained in the Company’s certificate of incorporation. The Series A, B, and C conversion prices reflect a 10-for-1 stock split, effective September 1999. Conversion is automatic immediately upon the closing of a firm commitment, underwritten, public offering in which the aggregate proceeds raised exceed $25,000,000. As of December 31, 2004, the Company has reserved 7,439,140 shares of common stock upon conversion of the Preferred Stock.

8.	STOCK OPTION PLANS

As of December 31, 2004, the Company had authorized 1,000,000, 4,452,996 and 3,000,000 shares of common stock for issuance under the Company’s 1995 Stock Option Plan, 1997 Stock Option Plan and the

Oasis Semiconductor, Inc.

Notes to Consolidated Financial Statements—(Continued)

2004 Stock Incentive Plan (collectively, the “Plans”), respectively. Under the Plans, incentive stock options may be granted to employees and nonstatutory stock options may be granted to nonemployees, directors or consultants with exercise prices determined by the Board of Directors based on the estimated fair market value of the Company’s common stock at the date of grant. The fair market value of the Company’s common stock has been determined by the Board of Directors based on a variety of factors, including the Company’s financial position, the status of technological developments within the Company, the composition and ability of the current engineering and management team, an evaluation of the Company’s competition, the current climate in the marketplace, the illiquid nature of the common stock, sales and purchases of preferred and common stock, the preferences of the Company’s Preferred Stock and the prospects of a liquidity event, among others. Generally, options vest over a four-year period (25%, at end of the first year from date of grant, and the remaining shares ratably, over the next 36 months) and are exercisable for a period of ten years from the date of grant.

Option activity under the Plans is as follows:

	Number of Shares	Exercise Price	Weighted Average Exercise Price
Outstanding—January 1, 2004	3,120,040	$0.0026–3.95	$1.53
Options granted	705,000	3.95–11.00	5.16
Options exercised	(82,250)	0.65–0.75	0.71
Options forfeited	(44,000)	3.95–6.82	4.63

Outstanding—December 31, 2004	3,698,790	$0.0026–$11.00	$2.03

The weighted-average fair value of options granted during the years ended December 31, 2004 was $10.50.

As of December 31, 2004, a total of 3,428,176 stock options were available for future grant and a total of 3,698,790 shares of common stock were reserved for issuance upon exercise of the stock options under the Plans.

Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.0026–$ 2.09	2,643,290	5.98	$1.35	2,106,731	$1.18
2.10–2.99	50,000	7.26	2.38	34,375	2.38
3.00–11.00	1,005,500	8.92	9.28	263,939	8.80

	3,698,790	7.25	$3.52	2,405,045	$2.03

In December 2002, the Company issued an option to a non-employee to purchase 75,000 shares of common stock in consideration for services to be rendered in the future. The option vested over a period of two years. In March 2003, the Company issued an option to a non-employee to purchase 30,000 shares of common stock in consideration for services to be rendered in the future (the “2003 Option”). The 2003 Option vests through December 2006. In connection with the grants, the Company recorded initial deferred stock-based compensation for these transactions based on the fair value of the stock options in accordance with SFAS No. 123, which was approximately $84,000 in December 2002 and approximately $109,000 in March 2003, respectively. Pursuant to EITF Issue No. 96-18, the Company must periodically remeasure the fair value of the unvested stock portion of the stock option through the earlier of a performance commitment or

Oasis Semiconductor, Inc.

Notes to Consolidated Financial Statements—(Continued)

performance completion, as defined in EITF Issue No. 96-18. The remeasurement of the fair value resulted in an additional amount recorded to deferred stock-based compensation of approximately $794,000 during 2003. The remeasurement of the fair value for the year ended December 31, 2004 resulted in a credit of the amount recorded to deferred stock-based compensation of approximately $699,000 during 2004. For the year ended December 31, 2004, the Company recorded a credit to stock-based compensation of approximately $453,000 for these stock option awards.

In December 1998, the Company issued stock options, separate from the Plans, to purchase 296,270 shares of common stock in connection with the Series B financing. The stock options have an exercise price of $0.13 per share, were immediately exercisable, and expire ten years from the date of issuance. As of December 31, 2004, none of these stock options had been exercised. The Company has reserved 296,270 shares of common stock for issuance upon exercise of these options.

In May 1999, the Company issued stock options, separate from the Plans, to purchase 98,560 shares of common stock in connection with the Series C financing. The stock options were granted with an exercise price of $0.75 per share, were immediately exercisable, and expire ten years from the date of issuance. During 2004, 22,230 of these stock options had been exercised and 76,330 remain outstanding at December 31, 2004. At December 31, 2004 the Company has reserved 76,330 shares of common stock for issuance upon exercise of these options.

In 2003, the Company granted options to purchase 354,500 shares of common stock at exercise prices below fair value. As a result, the Company recorded deferred stock–based compensation of $1,284,000 based on the intrinsic value of the options as of the grant date. Based on the vesting period of the options, stock-based compensation of $321,000 was recognized during the year ended December 31, 2004.

In 2004, the Company granted options to purchase 581,000 shares of common stock at exercise prices below fair value. As a result, the Company recorded deferred stock–based compensation of $3,769,000 based on the intrinsic value of the options as of the grant date. Based on the vesting period of the options, stock-based compensation of $922,000 was recognized during the year ended December 31, 2004.

In April 2004, the shareholders approved the 2004 Director Stock Plan (the “Director Plan”), under which the Company’s non-employee directors are eligible to receive nonstatutory options to purchase shares of the Company’s common stock. A total of 250,000 shares of the Company’s common stock may be issued upon the exercise of options granted under the Directors Plan. Options granted under the Director Plan are immediately exercisable. During 2004, a total of 20,000 options to purchase common stock were granted to four non-employee members of the Company’s Board of Directors at an exercise price of $11.00. All 20,000 of these options to purchase common stock are exercisable at December 31, 2004. The Company has reserved 250,000 shares of common stock for issuance upon exercise of these options.

Oasis Semiconductor, Inc.

Notes to Consolidated Financial Statements—(Continued)

9.	INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2004 (in thousands):

Current:
Federal	$1,981
State	556

Total current	2,537

Deferred:
Federal	(777)
State	(245)

Total deferred	(1,022)

Total	$1,515

The Company’s effective income tax rate differs from the statutory rate principally due to compensation expense recorded in the accompanying financial statements which is not deductible for tax purposes offset by approximately $231,000 of tax credits. The significant items resulting in net deferred tax assets consist of deferred revenue, inventory reserves and research and development credit carry forwards. The Company has provided reserves aggregating $590,000 for certain tax matters which it believes could result in additional tax being due. Any additional assessment or reduction of these contingent liabilities will be reflected in the Company’s effective tax rate in the period when an audit is completed.

10.	COMMITMENTS

The Company leases office space and licensed software under noncancelable operating leases. Total rent expense under these operating leases was approximately $703,000 for the year ended December 31, 2004. During the year ended December 31, 2004, the Company earned approximately $190,000 in rental income from office space subleased to a third party. The sublease provides the Company with noncancelable monthly rental payments through March 2005.

Future minimum lease payments under the noncancelable operating leases as of December 31, 2004, are as follows (in thousands):

Years Ending December 31	Amount
2005	$1,033
2006	870
2007	895
2008	611

3,409
Less sublease rental income	(45)

Operating lease obligation – net of sublease rental income	$3,364

11.	EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan (the “401(k) Plan”) which is qualified under Section 401(k) of the Internal Revenue Code. Eligible employees may make voluntary contributions to the 401(k) Plan, not to

Oasis Semiconductor, Inc.

Notes to Consolidated Financial Statements—(Continued)

exceed the statutory amount, and the Company may make matching contributions. The Company made contributions to the 401(k) Plan for the year ended December 31, 2004 of approximately $140,000.

12.	OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company operates in a single segment, and the Company’s chief operating decision-maker, who is the president, uses measurements aggregated at the entity-wide level to manage the business. As of December 31, 2004, 100% of the Company’s long-lived assets are in the United States of America.

The following table summarizes the percentages of revenue by the customers’ geographic regions for the year ended December 31, 2004:

China	77%
Japan	6
Taiwan	12
U.S.	1
Other	4

Total sales	100%

13.	INITIAL PUBLIC OFFERING FILING AND WITHDRAWAL

In early 2004, the Company’s Board of Directors approved a motion for the Company to pursue an initial public offering (IPO) of its common stock. The Company subsequently filed a registration statement on Form S-1 with the Securities and Exchange Commission (SEC) on March 19, 2004. However, on December 17, 2004, due to market conditions, the Company filed a request with the SEC to voluntarily withdraw its registration statement. The Company charged approximately $847,000 to selling, general and administrative expenses during the fourth quarter of 2004 for the costs related to filing the registration statement.

14.	SUBSEQUENT EVENTS

During March 2005, the Company entered into an agreement with its landlord to amend the existing lease to include an additional 54,000 square feet of office space. In addition, the Company and the third party entered into an amendment to the existing sublease agreement which will provide the Company with additional, noncancelable monthly rental payments through September 2007.

On September 6, 2005, the Company’s shareholders agreed to sell the Company to SigmaTel, Inc. for an initial cash payment of $57,000,000. Further, the Company’s shareholders are entitled to additional contingent consideration up to $25,000,000 in the event that certain financial targets are achieved during 2006. Prior to the closing of the sale on September 6, 2005, the Company paid dividends of approximately $10.4 million to Company stockholders.

15.	RESTATEMENT

Subsequent to the issuance of the Company’s December 31, 2004 financial statements, the Company determined that work in process inventory and accounts payable were each understated by $915,000. In addition, the Company determined that an inventory adjustment relating to the write-off of production yield losses aggregating $808,000 had been reported as a provision for inventory obsolescence in the 2004 statement of cash flows. The accompanying financial statements have been restated to reflect the correction of these errors. The significant effects are as follow:

(In thousands)	As Previously Reported	As Restated
Balance Sheet as of December 31, 2004:
Inventory—net	$5,066	$5,981
Current assets	17,786	18,701
Total assets	20,217	21,132
Accounts payable	4,296	5,211
Current liabilities	6,578	7,493
Total liabilities	8,391	9,306
Total liabilities and stockholders’ equity	20,217	21,132
Statement of Cash Flows for the Year Ended December 31, 2004:
Provision for inventory obsolescence	924	116
Change in inventory	(5,086)	(4,278)

The Company also restated the Note 3 disclosures as a result of the matters discussed above.

* * * * * *

Oasis Semiconductor, Inc.

Unaudited Condensed Consolidated Balance Sheet

June 30, 2005

(In thousands, except share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,836
Accounts receivable (less allowance for doubtful accounts of $60)	3,732
Inventory—net	1,527
Prepaid expenses and other current assets	524

Total current assets	19,619

PROPERTY AND EQUIPMENT—Net	1,250

DEFERRED INCOME TAXES	1,736

TOTAL	$22,605

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$2,031
Accrued commission	286
Deferred rent	843
Other accrued expenses	611
Deferred revenue	419
Income taxes payable	1,405

Total current liabilities	5,235

DEFERRED REVENUE	2,620

Total liabilities	7,855

STOCKHOLDERS’ EQUITY:
Series A Convertible Preferred Stock, $0.001 par value; 397,380 shares authorized, issued and outstanding; liquidation preference, $312,500
Series B Convertible Preferred Stock, $0.001 par value; 179,394 shares authorized, issued and outstanding; liquidation preference, $345,782
Series C Convertible Preferred Stock, $0.001 par value; 106,288 shares authorized, issued and outstanding; liquidation preference, $1,108,584
Series D Convertible Preferred Stock, $0.001 par value; 669,372 shares authorized; 608,520 shares issued and outstanding; liquidation preference, $1,500,000	1
Common stock, $0.001 par value; 60,000,000 shares authorized at 5,478,620 shares issued and 4,456,124 shares outstanding	5
Additional paid-in capital	11,896
Deferred stock-based compensation	(3,091)
Treasury stock, 1,022,496 shares, at cost	(2,000)
Retained earnings	7,939

Total stockholders’ equity	14,750

TOTAL	$22,605

See notes to unaudited condensed consolidated financial statements.

Oasis Semiconductor, Inc.

Unaudited Condensed Consolidated Statements of Income

Six Months Ended June 30, 2005 and 2004

(In thousands)

	2005	2004

REVENUE	$22,857	$22,836

COST OF REVENUE	(11,390)	(11,994)

GROSS PROFIT	11,467	10,842

OPERATING EXPENSES:
Research and development	4,996	4,421
Selling, general, and administrative	3,885	3,092

Total operating expenses	8,881	7,513

INCOME FROM OPERATIONS	2,586	3,329

INTEREST INCOME—Net	130	27

INCOME BEFORE INCOME TAXES	2,716	3,356

PROVISION FOR INCOME TAXES	435	1,534

NET INCOME	$2,281	$1,822

See notes to unaudited condensed consolidated financial statements.

Oasis Semiconductor, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2005 and 2004

(In thousands)

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,281	$1,822
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	235	174
Stock-based compensation	643	364
Provision for inventory obsolescence	284	0
Changes in assets and liabilities:
Accounts receivable	58	(2,770)
Inventory, prepaid expenses and other current assets	4,370	(678)
Accounts payable and accrued liabilities	(2,550)	1,254
Deferred revenue	498	606
Income taxes	435	(1,527)

Net cash provided by (used in) operating activities	6,254	(755)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(624)	(216)
Decrease in restricted cash	0	1,302

Net cash provided by (used in) investing activities	(624)	1,086

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	0	(591)
Proceeds from exercise of employee stock options	0	75

Net cash used in financing activities	0	(516)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,630	(185)

CASH AND CASH EQUIVALENTS—Beginning of period	8,206	6,336

CASH AND CASH EQUIVALENTS—End of period	$13,836	$6,151

See notes to unaudited condensed consolidated financial statements.

Oasis Semiconductor, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2005 and the Six Month Periods Ended June 30, 2004 and 2005

1.	ORGANIZATION

Oasis Semiconductor, Inc. (the “Company”), a Delaware corporation, was incorporated on November 7, 1995. The Company is a fabless semiconductor company that designs, develops, and markets proprietary, mixed-signal system controller solutions for All-In-One peripheral devices. The Company is headquartered in Waltham, Massachusetts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements reflect the application of certain accounting policies described below and elsewhere in the notes to the financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation and Principles of Consolidation—The consolidated financial statements as of June 30, 2005 and for the six months ended June 30, 2004 and 2005, have been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the audited financial statements included in the accompanying Form 8-K/A filed by SigmaTel, Inc. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the results of these interim periods have been included. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany transactions and balances have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, cost, and expenses during the reporting periods. Actual results could differ from those estimated or assumed. The more significant estimates reflected in these financial statements include the allowance for doubtful accounts, inventory obsolescence and the valuation of the fair value of the Company’s common stock.

Accounting for Stock-Based Compensation—Employee stock awards under the Company’s compensation plans are accounted for using the intrinsic method permitted by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, Emerging Issues Task Force Issue (“EITF”) No. 00-23, Issues Related to the Accounting for Stock Compensation Under APB Opinion No. 25 and FASB Interpretation No. (“FIN”) 44, and other related interpretations. The Company accounts for equity awards issued to nonemployees using the fair value method prescribed by the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services, and other related interpretations (See “Recent Accounting Pronouncements” for a description of future changes to the Company’s accounting methods).

Oasis Semiconductor, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements—(Continued)

The following table illustrates the effect on net income as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per-share data):

	Six Months Ended June 30,
	2005	2004
Net income—as reported	$2,281	$1,822
Add stock-based employee compensation expense included in reported net income	643	364
Deduct stock-based employee compensation expense determined under the fair-value-based method for all employee awards	(1,001)	(950)

Pro forma net income	$1,923	$1,236

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Six Months Ended June 30, 2005	Year Ended December 31, 2004
Risk-free interest rates	3.77%	3.36%–3.85%
Expected lives	5 years	5 years
Dividend yield	0%	0%
Expected volatility	60%	60%

The Company determined the expected volatility from other fabless semiconductor companies with publicly traded securities.

In 2003, the Company granted options to purchase 354,500 shares of common stock at exercise prices below fair value. As a result, the Company recorded deferred stock–based compensation of $1,284,000 based on the intrinsic value of the options as of the grant date. Based on the vesting period of the options, stock-based compensation of $161,000 and was recognized during each of the six months periods ended June 30, 2005 and 2004.

In 2004, the Company granted options to purchase 581,000 shares of common stock at exercise prices below fair value. As a result, the Company recorded deferred stock–based compensation of $3,769,000 based on the intrinsic value of the options as of the grant date. Based on the vesting period of the options, stock-based compensation of $472,000 and $451,000 was recognized during the six months periods ended June 30, 2005 and 2004.

In March 2003, the Company issued an option to a non-employee to purchase 30,000 shares of common stock in consideration for service to be rendered in the future (the “2003 Option”). The 2003 Option vests through December 2006. Compensation expense associated with the 2003 Option aggregated $10,000 during the six month period ended June 30, 2005.

Risks and Uncertainties and Concentration of Credit Risk—Substantially all of the Company’s products are manufactured by two companies for sale to a limited number of contract manufacturers. The Company’s products are incorporated by the contract manufacturer into products sold to brand name companies. The Company does not have long-term agreements with either of these suppliers. A manufacturing disruption

Oasis Semiconductor, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements—(Continued)

experienced by one or more of these manufacturing entities would impact the production of the Company’s products for a substantial period of time, which could have a material adverse effect on its business, financial condition, and results of operations. The Company’s customers are predominantly in Asia.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and trade receivables. The Company performs ongoing credit evaluations of its customers. The Company maintains allowances for credit losses that, in the aggregate, have not exceeded management’s expectations. The Company’s allowance for doubtful accounts had the following activity (in thousands):

	Balance at Beginning of Period	Charged to Income	Other Deductions	Balance at End of Period
Six Months Ended June 30, 2005	$60	$—	$—	$60

The following provides information regarding the Company’s significant customers:

	Customers That Accounted for Greater than 10% of Accounts Receivable—Net As of June 30, 2005	Customers That Accounted for Greater Than 10% of Revenue Six Months Ended June 30,
Customer		2005	2004
A	37%	20%	23%
B		35	52
C	18	24
D	11

Inventory—The Company carries its inventory at the lower of cost (using the specific-identification method) or market. Inventory consists of the following at June 30, 2005 (in thousands):

Work in process	$1,259
Finished goods	268

Total	$1,527

During the second half of 2004, the Company increased certain work in process inventory quantities in anticipation of orders which subsequently did not materialize. At December 31, 2004, the Company has established a reserve of approximately $116,000 for any potential excess inventory. The reserve was increased by $284,000 during the six months ended June 30, 2005.

Recent Accounting Pronouncements—In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. This Statement is a revision of SFAS No. 123 and supersedes APB Opinion No. 25 and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the Company in 2006. The Company has not completed its evaluation of SFAS 123R and the impact it will have on the financial statements.

Oasis Semiconductor, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements—(Continued)

3.	INCOME TAXES

The Company’s effective income tax rate for each period presented differs from the statutory rate principally due to compensation expense recorded in the accompanying financial statements which is not deductible for tax purposes, offset by tax credits. Further, during 2005 the Company determined that it was eligible to apportion, for state tax purposes, its revenue to tax jurisdictions with nominal tax rates. As a result, during 2005 the Company reduced its state deferred tax assets to reflect the lower tax rates as well as apply and receive a refund on previously paid state tax liabilities. The effects of these events have been recorded as a net credit of $515,000 to the Company’s tax provision for the six months ended June 30, 2005. The significant items remaining in net deferred tax assets at June 30, 2005 consist of deferred revenue, inventory reserves and research and development credit carry forwards.

4.	SUBSEQUENT EVENTS

On September 6, 2005, the Company’s shareholders agreed to sell the Company to SigmaTel, Inc. for an initial cash payment of $57,000,000. Further, the Company’s shareholders are entitled to additional contingent consideration up to $25,000,000 in the event that certain financial targets are achieved during 2006. Prior to the closing of the sale on September 6, 2005, the Company paid dividends of approximately $10.4 million to Company stockholders.

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1,437,304 Shares

[SIGMATEL LOGO]

Common Stock

PROSPECTUS

November 25, 2005